Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SB/RH HOLDINGS, INC.,

BATTERY MERGER CORP.,

GRILL MERGER CORP.,

SPECTRUM BRANDS, INC.

AND

RUSSELL HOBBS, INC.,

DATED AS OF FEBRUARY 9, 2010

AGREEMENT AND PLAN OF MERGER

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AGREEMENT AND PLAN OF MERGER

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AGREEMENT AND PLAN OF MERGER

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AGREEMENT AND PLAN OF MERGER

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AGREEMENT AND PLAN OF MERGER

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EXHIBIT A	Amended Parent Certificate of Incorporation
EXHIBIT B	Amended Parent By-Laws
EXHIBIT C	Directors of Parent
EXHIBIT D	Officers of Parent
EXHIBIT E	Debt Commitment Letters
EXHIBIT F	Registration Rights Agreement
EXHIBIT G	Limited Guarantee
EXHIBIT H	Avenue Support Agreement
EXHIBIT I	Harbinger Support Agreement
EXHIBIT J	Indemnity Agreement
EXHIBIT K	Stockholder Agreement
EXHIBIT L	Amended and Restated RH Certificate of Incorporation
EXHIBIT M	Amended and Restated Battery Certificate of Incorporation

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of February 9, 2010 (this “Agreement”), is made by and among SB/RH Holdings, Inc., a Delaware corporation (“Parent”), Battery Merger Corp., a Delaware corporation and a direct wholly-owned Subsidiary of Parent (“Battery Merger Sub”), Grill Merger Corp., a Delaware corporation and a direct wholly-owned Subsidiary of Parent (“RH Merger Sub”, and together with Battery Merger Sub, the “Merger Subsidiaries”), Spectrum Brands, Inc., a Delaware corporation (“Battery”), and Russell Hobbs, Inc., a Delaware corporation (“RH”). RH, Parent and the Merger Subsidiaries are collectively referred to herein as the “RH Parties.”

W I T N E S S E T H:

WHEREAS, the Board of Directors of each of Parent, Battery Merger Sub, RH Merger Sub, RH and Battery (in the case of Battery, upon the unanimous recommendation of a special committee consisting solely of independent directors of Battery (the “Special Committee”)) has approved the consummation of the business combinations provided for in this Agreement, pursuant to which (i) Battery Merger Sub will merge with and into Battery, with Battery surviving (the “Battery Merger”), whereby, upon the terms and subject to the conditions set forth herein, each share of Battery Common Stock will be converted into the right to receive the Battery Merger Consideration and (ii) RH Merger Sub will merge with and into RH, with RH surviving (the “RH Merger” and together with the Battery Merger, the “Mergers”), whereby, upon the terms and subject to the conditions set forth herein, each share of RH Stock will be converted into the right to receive the applicable RH Merger Consideration;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has (i) determined that it is in the best interests of Parent and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved this Agreement and approved the execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers and (iii) authorized the proper officers of Parent to vote the shares of Battery Merger Sub and RH Merger Sub held by Parent to adopt this Agreement;

WHEREAS, the Board of Directors of Battery (the “Battery Board”) has, upon the unanimous recommendation of the Special Committee, (i) determined that it is in the best interests of Battery and its stockholders (other than the Harbinger Parties and their respective Affiliates), and declared it advisable, to enter into this Agreement, (ii) approved this Agreement and approved the execution, delivery and performance by Battery of this Agreement and the consummation of the transactions contemplated hereby, including the Battery Merger and (iii) resolved to recommend to Battery’s stockholders that they adopt this Agreement;

WHEREAS, the Board of Directors of RH (the “RH Board”) has (i) determined that it is in the best interests of RH and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved this Agreement and approved the execution, delivery and performance by RH of this Agreement and the consummation of the transactions contemplated hereby, including the RH Merger and (iii) resolved to recommend to RH’s stockholders that they adopt this Agreement;

WHEREAS, the Board of Directors of Battery Merger Sub has (i) determined that it is in the best interests of Battery Merger Sub and its sole stockholder, and declared it advisable, to enter into this Agreement, (ii) approved this Agreement and approved the execution, delivery and performance by Battery Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, including the Battery Merger and (iii) resolved to recommend to its sole stockholder that it approve the Battery Merger and adopt this Agreement;

WHEREAS, the Board of Directors of RH Merger Sub has (i) determined that it is in the best interests of RH Merger Sub and its sole stockholder, and declared it advisable, to enter into this Agreement, (ii) approved this Agreement and approved the execution, delivery and performance by RH Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, including the RH Merger and (iii) resolved to recommend to its sole stockholder that it approve the RH Merger and adopt this Agreement;

WHEREAS, for United States federal income tax purposes, it is intended that the Mergers will constitute exchanges within the meaning of Section 351 of the Code;

WHEREAS, as a condition and inducement to RH entering into this Agreement and incurring the obligations set forth herein, Parent, the Harbinger Parties and certain other parties, concurrently with the execution and delivery of this Agreement, are entering into the Registration Rights Agreement, in the form attached hereto as Exhibit F (as amended or modified from time to time in accordance with its terms, “Registration Rights Agreement”);

WHEREAS, as a condition and inducement to Battery entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Harbinger Capital Partners Master Fund I, Ltd., a Cayman Islands corporation (“Master Fund”) has delivered (i) an executed limited guarantee to Battery, in the form attached hereto as Exhibit G (as amended or modified from time to time in accordance with its terms, the “Limited Guarantee”) and (ii) an Indemnification Agreement, in the form attached as Exhibit J (as amended or modified from time to time in accordance with its terms, the “Indemnity Agreement”);

WHEREAS, each of Avenue International Master, L.P., Avenue Investments, L.P., Avenue Special Situations Fund V, L.P., Avenue Special Situations Fund IV, L.P. and Avenue-CDP Global Opportunities Fund, L.P., concurrently with the execution and delivery of this Agreement, have entered into a Support Agreement, in the form attached as Exhibit H (as amended or modified from time to time in accordance with its terms, the “Avenue Support Agreement”); and

WHEREAS, as a condition and inducement to Battery entering into this Agreement and incurring the obligations set forth herein, the Harbinger Parties concurrently with the execution and delivery of this Agreement, have entered into a (A) Support Agreement, in the form attached as Exhibit I (as amended or modified from time to time in accordance with its terms, the “Harbinger Support Agreement”) and (B) a Stockholder Agreement with Parent, in the form attached as Exhibit K.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

THE MERGERS

Section 1.1 Formation of Parent and Merger Subsidiaries.

(a) RH has caused Parent to be organized under the laws of the State of Delaware for the sole purpose of effectuating the Mergers and the other transactions contemplated hereby, and owns 100% of the capital stock of Parent. As of the date hereof, the authorized capital stock of Parent consists of 100 shares of common stock, par value $0.01 per share (the “Parent Common Stock”), of which one share is outstanding and is validly issued, fully paid and non-assessable, and owned by RH free and clear of any pledges or Liens (other than statutory Liens for current Taxes not yet due and any Permitted Liens described in clauses (viii) and (ix) of the definition of Permitted Liens). Each share of Parent Common Stock that is owned by RH immediately prior to the Effective Time shall, at the Effective Time, be repurchased by Parent and retired.

(b) RH has caused Parent to organize, and Parent has organized, the Merger Subsidiaries under the laws of the State of Delaware. As of the date hereof, the authorized capital stock of each Merger Subsidiary consists of 100 shares of common stock, par value $.01 per share, 49 of which are validly issued, fully paid and non-assessable, and are owned by Parent free and clear of any pledges or Liens (other than statutory Liens for current Taxes not yet due and any Permitted Liens described in clauses (viii) and (ix) of the definition of Permitted Liens).

Section 1.2 The Battery Merger.

(a) At the Effective Time, Battery Merger Sub shall be merged with and into Battery in accordance with the DGCL, and upon the terms set forth in this Agreement, whereupon the separate existence of Battery Merger Sub shall cease and Battery shall be the surviving corporation (the “Battery Surviving Corporation”).

(b) As soon as practicable on the Closing Date, the parties shall file a certificate of merger, certified by the Secretary of Battery in accordance with the DGCL (the “Battery Merger Filing”), with the Delaware Secretary of State and make all other filings or recordings required by the DGCL in connection with the Battery Merger. The Battery Merger shall become effective at the Effective Time. As used herein, the term “Effective Time” means the time of filing of the Battery Merger Filing, or such later time as Battery and RH mutually agree and as set forth in the Battery Merger Filing.

(c) From and after the Effective Time, the Battery Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Battery and Battery Merger Sub, all as provided under the DGCL.

Section 1.3 The RH Merger.

(a) At the Effective Time, RH Merger Sub shall be merged with and into RH in accordance with the DGCL, and upon the terms set forth in this Agreement, whereupon the separate existence of RH Merger Sub shall cease and RH shall be the surviving corporation (the “RH Surviving Corporation” and together with the Battery Surviving Corporation, the “Surviving Corporations”).

(b) Concurrently with the filing of the Battery Merger Filing, the parties shall file a certificate of merger, certified by the Secretary of RH in accordance with the DGCL (the “RH Merger Filing”), with the Delaware Secretary of State and make all other filings or recordings required by the DGCL in connection with the RH Merger. The RH Merger shall become effective at the Effective Time.

(c) From and after the Effective Time, the RH Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of RH and RH Merger Sub, all as provided under the DGCL.

Section 1.4 Closing. The closing of the Mergers (the “Closing”) shall take place at 10:00 a.m., prevailing Eastern time, on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or (to the extent permitted by applicable Law) waiver of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or (to the extent permitted by applicable Law) waiver of such conditions at the Closing) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 1.5 Organizational Documents.

(a) At the Effective Time, (i) the certificate of incorporation of Battery in effect immediately prior to the Effective Time shall be amended by virtue of the Battery Merger in the form set forth on Exhibit L and, as so amended, shall be the certificate of incorporation of the Battery Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law, and (ii) the by-laws of Battery Merger Sub, as in effect immediately prior to the Effective Time (with the name of the corporation appropriately changed to that of the Battery Surviving Corporation), shall be the by-laws of the Battery Surviving Corporation, until thereafter changed or amended as provided therein, in the certificate of incorporation of Battery Merger Sub or by applicable Law.

(b) At the Effective Time, (i) the certificate of incorporation of RH in effect immediately prior to the Effective Time shall be amended by virtue of the RH Merger in the form set forth on Exhibit M and, as so amended, shall be the certificate of incorporation of the RH Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law, and (ii) the by-laws of RH Merger Sub, as in effect immediately prior to the Effective Time (with the name of the corporation appropriately changed to that of the RH Surviving Corporation), shall be the by-laws of the RH Surviving Corporation, until thereafter changed or amended as provided therein, in the certificate of incorporation of RH Merger Sub or by applicable Law.

(c) RH shall take all appropriate action so that, at the Effective Time, (i) the certificate of incorporation of Parent shall be amended and restated in the form set forth on Exhibit A hereto (the “Amended Parent Certificate of Incorporation”) and (ii) the amended and restated by-laws of Parent shall be in the form attached as Exhibit B hereto (the “Amended Parent By-Laws”).

Section 1.6 Board Composition; Officers.

(a) The directors of Battery Merger Sub immediately prior to the Effective Time shall be the initial directors of the Battery Surviving Corporation and the officers of Battery immediately prior to the Effective Time shall be the initial officers of the Battery Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Battery Surviving Corporation.

(b) The directors of RH Merger Sub immediately prior to the Effective Time shall be the initial directors of the RH Surviving Corporation and the officers of RH immediately prior to the Effective Time shall be the initial officers of the RH Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the RH Surviving Corporation.

(c) (i) RH and Battery shall cause the Board of Directors of Parent as of immediately following the Effective Time to be comprised of ten individuals (six designated by RH, three designated by Battery and the Chief Executive Officer of Parent) who are divided into three classes, with each class to consist of the individuals assigned to such class as set forth on Exhibit C (provided that, (A) if any Battery designee is unable or unwilling to serve in such position as of such time, then Battery shall designate an alternate individual, reasonably acceptable to RH, to be elected or appointed to the applicable class of the Board of Directors of Parent and (B) if any RH designee is unable or unwilling to serve in such position as of such time, then RH shall designate an alternate individual, reasonably acceptable to Battery, to be elected or appointed to the applicable class of the Board of Directors of Parent) and (ii) the individuals set forth on Exhibit D shall be the officers of Parent.

ARTICLE II

EFFECTS OF THE MERGERS ON THE CAPITAL STOCK OF BATTERY AND

THE CAPITAL STOCK OF RH; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Battery Capital Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Battery Merger Sub, Battery or the holders of any shares of Battery Common Stock:

(a) Conversion of Battery Common Stock. Each share of Battery Common Stock issued and outstanding immediately prior to the Effective Time, other than any shares of Battery Common Stock to be cancelled pursuant to Section 2.1(b), shall be automatically converted into the right to receive, subject to terms and conditions hereof, one fully paid and non-assessable share of Parent Common Stock, subject to adjustment as set forth in Section 2.1(e) (as adjusted, the “Battery Exchange Ratio”, such Parent Common Stock, the “Battery Merger Consideration”), upon (A) surrender of a Battery Certificate, which immediately prior to the Effective Time represented such share of Battery Common Stock, in the manner provided in Section 2.2(b) (or, in the case of a lost, stolen or destroyed Battery Certificate, Section 2.2(i)) or (B) transfer of an Uncertificated Share, in the manner provided in Section 2.2(b). As a result of the Battery Merger, at the Effective Time, each holder of a Battery Certificate or an Uncertificated Share shall cease to have any rights with respect thereto, except the right to receive the Battery Merger Consideration payable in respect of the shares of Battery Common Stock represented by such Battery Certificate or Uncertificated Share immediately prior to the Effective Time, any cash in lieu of fractional shares payable pursuant to Section 2.1(d) and any dividends or other distributions payable pursuant to Section 2.2(c), all to be issued or paid, without interest, in consideration therefor upon the surrender of such Battery Certificate or transfer of such Uncertificated Share in accordance with Section 2.2(b).

(b) Cancellation of Certain Shares of Battery Common Stock. Each share of Battery Common Stock held by Battery as treasury stock, each share of Battery Common Stock held by any direct or indirect Subsidiary of Battery, and each share of Battery Common Stock owned by Parent, RH, either Merger Subsidiary or any direct or indirect Subsidiary thereof, in each case as of immediately prior to the Effective Time, automatically shall be cancelled and cease to exist without any conversion thereof, and no consideration shall be paid with respect thereto.

(c) Restricted Stock Awards. All outstanding restricted stock awards (the “Battery Restricted Stock”) granted pursuant to Battery’s 2009 Incentive Plan, effective August 28, 2009 (the “Battery Incentive Plan”), that remain unvested shall be assumed by Parent in accordance with Section 2.3.

(d) Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Battery Merger, but in lieu thereof Parent shall pay to each holder of shares of Battery Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common

Stock that otherwise would be received by such holder), upon surrender of such holder’s Battery Certificate(s) or transfer of such holder’s Uncertificated Share(s), as applicable, an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) $31.50.

(e) Adjustments to Battery Exchange Ratio. The Battery Exchange Ratio shall be adjusted to reflect fully the appropriate effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Battery Common Stock), reorganization, recapitalization, reclassification or other similar change with respect to Parent Common Stock or Battery Common Stock having a record date on or after the date hereof and prior to the Effective Time.

Section 2.2 Exchange of Battery Shares and Certificates.

(a) Exchange Agent. At or prior to the Effective Time, RH shall cause Parent to engage a nationally-recognized institution, reasonably acceptable to Battery, to act as exchange agent in connection with the Battery Merger (the “Exchange Agent”). At the Effective Time, RH shall cause Parent to deposit with the Exchange Agent, in trust for the benefit of the holders of shares of Battery Common Stock immediately prior to the Effective Time, certificates representing the shares of Parent Common Stock issuable pursuant to Section 2.1(a). In addition, at the Effective Time, RH shall cause Parent to deposit with the Exchange Agent cash in an amount sufficient to make the payments in lieu of fractional shares pursuant to Section 2.1(d) and any dividends or distributions to which holders of shares of Battery Common Stock may be entitled pursuant to Section 2.2(c). All cash and Parent Common Stock deposited with the Exchange Agent pursuant to this Section 2.2(a) shall hereinafter be referred to as the “Exchange Fund.”

(b) Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of (i) a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Battery Common Stock (the “Battery Certificates”) or (ii) an uncertificated share or shares of Battery Common Stock (the “Uncertificated Shares”), which at the Effective Time were converted into the right to receive the Battery Merger Consideration pursuant to Section 2.1(a), (i) a letter of transmittal (including a substitute Form W-9) and (ii) instructions (which shall specify that delivery shall be effected, and risk of loss and title to Battery Certificates or Uncertificated Shares shall pass, only upon delivery of Battery Certificates or transfer of the Uncertificated Shares to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify and as are reasonably acceptable to Battery) for use in effecting the surrender of Battery Certificates or transfer of Uncertificated Shares, in exchange for the Battery Merger Consideration, cash in lieu of any fractional shares pursuant to Section 2.1(d) and any dividends or other distributions payable pursuant to Section 2.2(c). Upon (i) surrender of Battery Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent and reasonably acceptable to Battery or (ii) in the case of a book-entry transfer of Uncertificated Shares, receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), accompanied by a properly completed Form of Election, together with such letter of transmittal (or affidavit of loss in accordance with Section 2.2(i)), duly completed and validly executed in accordance with the instructions thereto, a Certification on Form W-9 or W-8 and such other documents as may reasonably be required by the Exchange Agent, the holder of such Battery Certificates or Uncertificated Shares shall be entitled to receive in exchange therefor (A) a certificate or certificates representing that number of whole shares of Parent Common Stock (after taking into account all Battery Certificates surrendered and Uncertificated Shares transferred by such holder) to which such holder is entitled pursuant to Section 2.1(a) (which shall be in uncertificated book entry form unless a physical certificate is requested) and (B) payment in lieu of fractional shares which such holder is entitled to receive pursuant to Section 2.1(d) and any dividends or distributions payable pursuant to Section 2.2(c), and Battery Certificates and Uncertificated Shares so surrendered or transferred, as applicable, shall forthwith be cancelled. In the event of a transfer of ownership of Battery Common Stock that is not registered in the transfer records of Battery, a certificate representing the proper number of shares of Parent Common Stock may be issued to a Person other than the Person in whose name Battery Certificate or Uncertificated Shares so surrendered or transferred, as applicable is registered, if such Battery Certificate shall be properly endorsed or otherwise be in proper form for transfer or the Uncertificated Share shall be transferred and the Person requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of shares of Parent Common Stock to a Person other than the registered holder of such Battery Certificate or Uncertificated Share or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered or transferred, as contemplated by this Section 2.2(b), each Battery Certificate and Uncertificated Share shall be deemed at any time after the Effective Time to represent only the right to receive the Battery Merger Consideration (and any amounts to be paid pursuant to Section 2.1(d) or Section 2.2(c)) upon such surrender or transfer, as applicable. No interest shall be paid or shall accrue on any amount payable pursuant to Section 2.1(a), Section 2.1(d) or Section 2.2(c).

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Battery Certificate or Uncertificated Share which is not transferred, with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.1(d), until such Battery Certificate or Uncertificated Share has been surrendered or transferred in accordance with this Article II. Subject to applicable Law, following surrender of any such Battery Certificate or transfer of any Uncertificated Share, there shall be paid to the recordholder thereof, without interest, (i) promptly after such surrender or transfer, as applicable, the Battery Merger Consideration pursuant to Section 2.1(a), together with any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.1(d) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock, less the amount of any withholding Taxes that may be required thereon.

(d) No Further Ownership Rights. The Battery Merger Consideration issued upon the surrender or transfer for exchange of Battery Certificates or Uncertificated Shares in accordance with the terms of this Article II and any cash paid pursuant to Section 2.1(d) or Section 2.2(c) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Battery Common Stock previously represented by such Battery Certificates or Uncertificated Shares. At the Effective Time, the stock transfer books of Battery shall be closed and there shall be no further registration of transfers on the stock transfer books of the Battery Surviving Corporation of the shares of Battery Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Battery Certificates or Uncertificated Shares are presented to the Battery Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Battery Certificates or Uncertificated Shares six months after the Effective Time shall be delivered to Parent, and any holders of Battery Certificates or Uncertificated Shares who theretofore have not complied with this Article II shall thereafter look only to Parent for payment of their claim for the Battery Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.1(d) and any dividends or distributions pursuant to Section 2.2(c).

(f) No Liability. None of Parent, Battery Merger Sub, Battery, RH, RH Merger Sub or the Exchange Agent or any of their respective directors, officers, employees or agents shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Battery Certificate or Uncertificated Share shall not have been surrendered or transferred prior to five years after the Effective Time (or immediately prior to such earlier date on which the Battery Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock or any dividends or distributions with respect to Parent Common Stock issuable in respect of such Battery Certificate or Uncertificated Share would otherwise escheat to or become the property of any Governmental Authority), any such shares, cash, dividends or distributions in respect of such Battery Certificate or Uncertificated Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interests of any Person previously entitled thereto.

(g) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis; provided, however, that (i) no such investment or losses thereon shall affect the amounts payable to former stockholders of Battery after the Effective Time pursuant to this Article II and (ii) promptly following any losses which cause the Exchange Fund to then hold less than the aggregate amount of cash, if any, in lieu of fractional shares of Parent Common Stock and/or any dividends or distributions pursuant to Section 2.2(c) payable in respect of shares of Battery Common Stock for which payment shall not theretofore have been made, Parent shall, or shall cause the Battery Surviving Corporation to, promptly provide additional funds to the Exchange Agent for the benefit of the former stockholders of Battery to the extent that such losses have so caused the Exchange Fund to hold less than the amounts payable in respect of such shares of Battery Common Stock for which payment has not theretofore been made. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Article II promptly shall be paid to Parent.

(h) Withholding Rights. Parent and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any Person who was a holder of Battery Common Stock immediately prior to the Effective Time such amounts as Parent or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or foreign Tax Law. To the extent that amounts are so withheld (and paid to the applicable Governmental Authority) by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

(i) Lost, Stolen or Destroyed Certificates. In the event any Battery Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Battery Certificates, upon the making of an affidavit of that fact by the holder thereof, such Battery Merger Consideration as may be required pursuant to Section 2.1(a), cash for fractional shares pursuant to Section 2.1(d) and any dividends or distributions payable pursuant to Section 2.2(c); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Battery Certificates to deliver an agreement of indemnification in form reasonably satisfactory to Parent, or, if reasonably required by Parent, a bond in such reasonable sum as Parent may direct, as indemnity against any claim that may be made against Parent or the Exchange Agent in respect of Battery Certificates alleged to have been lost, stolen or destroyed.

Section 2.3 Battery Equity Awards.

(a) Prior to the Effective Time, the Battery Board (or, if appropriate, any committee administering the Battery Incentive Plan) shall adopt such resolutions or take such other actions as may be required to effect the following:

(i) provide that each equity award entitling the holder thereof to acquire Battery Common Stock pursuant to the Battery Incentive Plan (a “Battery Equity Award”) shall be converted into an equity award entitling the holder thereof to acquire shares of Parent Common Stock (a “Battery Adjusted Equity Award”), on the same terms and conditions as were applicable to such Battery Equity Award, including vesting (taking into account any acceleration of vesting that may occur as a result of the Transaction) except that each Battery Adjusted Equity Award shall represent the right to acquire that whole number of shares of Parent Common Stock (rounded down to the next whole share) equal to the number of shares of Battery Common Stock subject to a Battery Equity Award multiplied by the Battery Exchange Ratio; and

(ii) make such other changes to the Battery Incentive Plan as are appropriate to give effect to the Transaction.

(b) Except as otherwise contemplated by this Section 2.3 and except to the extent required under the respective terms of the Battery Equity Awards, all restrictions or limitations on transfer and vesting with respect to the Battery Equity Awards awarded under the Battery Incentive Plan, to the extent that such restrictions or limitations shall not have already lapsed, shall remain in full force and effect with respect to such Battery Equity Awards after giving effect to the Transaction and the assumption by Parent as set forth above.

(c) At the Effective Time, by virtue of the Battery Merger, the Battery Incentive Plan shall be assumed by Parent, with the result that all obligations of Battery under the Battery Incentive Plan, including with respect to awards outstanding at the Effective Time thereunder, shall be obligations of Parent following the Effective Time. Prior to the Effective Time, Parent shall take all necessary actions for the assumption of the Battery Incentive Plan, including the reservation, issuance and listing of Parent Common Stock in a number at least equal to the number of shares of Parent Common Stock that will be subject to Battery Adjusted Equity Awards. As soon as practicable following the Effective Time, Parent shall, in accordance with applicable federal securities Laws, prepare and file with the SEC a registration statement on Form S-8 (or another appropriate form selected by Parent) registering a number of shares of Parent Common Stock determined in accordance with the preceding sentence. Such registration statement shall be kept effective (and the current status of the prospectus or prospectuses required thereby shall be maintained) at least for so long as Battery Adjusted Equity Awards remain outstanding.

Section 2.4 Battery Merger Sub Common Stock. At the Effective Time, (i) each share of capital stock of Battery Merger Sub held by Parent immediately prior to the Effective Time shall be cancelled and extinguished and converted into one validly issued, fully paid and non-assessable share of common stock of the Battery Surviving Corporation and (ii) each share of capital stock of Battery Merger Sub held by Battery immediately prior to the Effective Time automatically shall be cancelled and cease to exist without any conversion thereof, and no consideration shall be paid with respect thereto.

Section 2.5 Effect on RH Capital Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the RH Merger and without any action on the part of Parent, RH Merger Sub, RH or the holders of any shares of RH Stock:

(a) Conversion of RH Stock.

(i) Each share of RH Common Stock issued and outstanding immediately prior to the Effective Time, other than any shares of RH Common Stock to be cancelled pursuant to Section 2.5(b), shall be automatically converted into the right to receive the RH Common Exchange Ratio of fully paid and non-assessable shares of Parent Common Stock (the “RH Common Merger Consideration”), upon surrender of an RH Certificate, which immediately prior to the Effective Time represented such share of RH Common Stock, in the manner provided in Section 2.6(a) (or, in the case of a lost, stolen or destroyed certificate,
Section 2.6(f)).

(ii) Each share of RH Preferred Stock issued and outstanding immediately prior to the Effective Time, other than any shares of RH Preferred Stock to be cancelled pursuant to Section 2.5(b), shall be automatically converted into the right to receive the applicable Preferred Exchange Ratio of fully paid and non-assessable shares of Parent Common Stock (the “RH Preferred Merger Consideration”), upon surrender of an RH Certificate, which immediately prior to the Effective Time represented such share of RH Preferred Stock, in the manner provided in Section 2.6(a) (or, in the case of a lost, stolen or destroyed certificate, Section 2.6(f)).

(iii) Each share of Special RH Preferred Stock issued and outstanding immediately prior to the Effective Time, if any, other than shares of Special RH Preferred Stock to be cancelled pursuant to Section 2.5(b), shall be automatically converted into the right to receive the RH Special Preferred Ratio of fully paid and non-assessable shares of Parent Common Stock (the “RH Special Merger Consideration”), upon surrender of an RH Certificate, which immediately prior to the Effective Time represented such share of Special RH Preferred Stock, in the manner provided in Section 2.6(a) (or, in the case of a lost, stolen or destroyed certificate, Section 2.6(f)).

(iv) As a result of the RH Merger, at the Effective Time, each holder of an RH Certificate shall cease to have any rights with respect thereto, except the right to receive the applicable RH Merger Consideration payable in respect of the shares of RH Stock represented by such RH Certificate immediately prior to the Effective Time, any cash in lieu of fractional shares payable pursuant to Section 2.5(e) and any dividends or other distributions payable pursuant to Section 2.6(b), all to be issued or paid, without interest, in consideration therefor upon the surrender of such RH Certificate in accordance with Section 2.6(a).

(b) Cancellation of Certain Shares of RH Stock. Each share of RH Stock held by RH as treasury stock, each share of RH Stock held by any direct or indirect Subsidiary of RH, and each share of RH Stock owned by Parent, Battery, RH Merger Sub or any direct or indirect Subsidiary of Parent, Battery or RH Merger Sub, in each case as of immediately prior to the Effective Time, automatically shall be cancelled and cease to exist without any conversion thereof, and no consideration shall be paid with respect thereto.

(c) RH Options. All options to purchase RH Stock (the “RH Options”) issued and outstanding under any equity or equity-based compensation plan or arrangement of RH, including RH’s 2007 Omnibus Equity Award Plan (as amended on June 24, 2008) (each, an “RH Incentive Plan”) shall be assumed by Parent in accordance with Section 2.7.

(d) Restricted Stock Awards. All outstanding restricted stock unit awards (the “RH Restricted Stock Units”) granted pursuant to an RH Incentive Plan that remain unvested shall be assumed by Parent in accordance with Section 2.7.

(e) Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the RH Merger, but in lieu thereof Parent shall pay to each holder of shares of RH Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder), upon surrender of such holder’s RH Certificate(s), an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (x) such fraction, multiplied by (y) $31.50.

(f) Adjustments to RH Exchange Ratio. The RH Common Exchange Ratio, the Preferred Exchange Ratio and/or the RH Special Merger Ratio shall be adjusted to reflect fully the appropriate effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock, Battery Common Stock or any RH Stock), reorganization, recapitalization, reclassification or other similar change with respect to Parent Common Stock, Battery Common Stock or any RH Stock having a record date on or after the date hereof and prior to the Effective Time; provided, however, that for the avoidance of doubt it is understood and agreed that the transactions contemplated by Section 6.16 shall not result in any such adjustment.

Section 2.6 Exchange of Shares and Certificates.

(a) Exchange Procedures. Promptly after the Effective Time, Parent shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of any RH Stock (the “RH Certificates”), which at the Effective Time were converted into the right to receive the applicable RH Merger Consideration pursuant to Section 2.5(a), (A) a letter of transmittal (including a substitute Form W-9) and (B) instructions for use in effecting the surrender of RH Certificates in exchange for the applicable RH Merger Consideration, cash in lieu of any fractional shares pursuant to Section 2.5(e) and any dividends or other distributions payable pursuant to Section 2.6(b). Upon surrender of RH Certificates for cancellation to Parent, together with such letter of transmittal (or affidavit of loss in accordance with Section 2.6(f)), duly completed and validly executed in accordance with the instructions thereto, a Certification on Form W-9 or W-8, the holder of such RH Certificates shall be entitled to receive in exchange therefor (A) a certificate or certificates representing that number of whole shares of Parent Common Stock (after taking into account all RH Certificates surrendered by such holder) to which such holder is entitled pursuant to Section 2.5(a) (which shall be in uncertificated book entry form unless a physical certificate is requested) and (B) payment in lieu of fractional shares which such holder is entitled to receive pursuant to Section 2.5(e) and any dividends or distributions payable pursuant to Section 2.6(b), and RH Certificates so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of any RH Stock that is not registered in the transfer records of RH, a certificate representing the proper number of shares of Parent Common Stock may be issued to a Person other than the Person in whose name RH Certificate so surrendered is registered, if such RH Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of shares of Parent Common Stock to a Person other than the registered holder of such RH Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this

Section 2.6(a), each RH Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the applicable RH Merger Consideration (and any amounts to be paid pursuant to Section 2.5(e) or Section 2.6(b)) upon such surrender. No interest shall be paid or shall accrue on any amount payable pursuant to Section 2.5(a), Section 2.5(e) or Section 2.6(b).

(b) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered RH Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.5(e), until such RH Certificate has been surrendered in accordance with this Article II. Subject to applicable Law, following surrender of any such RH Certificate, there shall be paid to the recordholder thereof, without interest, (i) promptly after such surrender the applicable RH Merger Consideration pursuant to Section 2.5(a), together with any cash payable in lieu of a fractional share of Parent Common Stock, as applicable, to which such holder is entitled pursuant to Section 2.5(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock less the amount of any withholding Taxes that may be required thereon.

(c) No Further Ownership Rights. The applicable RH Merger Consideration issued upon the surrender for exchange of RH Certificates in accordance with the terms of this Article II and any cash paid pursuant to Section 2.5(e) or Section 2.6(b) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of applicable RH Stock previously represented by such RH Certificates. At the Effective Time, the stock transfer books of RH shall be closed and there shall be no further registration of transfers on the stock transfer books of the RH Surviving Corporation of any shares of RH Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, RH Certificates are presented to the RH Surviving Corporation or Parent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(d) No Liability. None of Parent, RH Merger Sub or RH or any of their respective directors, officers, employees or agents shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any RH Certificate shall not have been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which the applicable RH Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock or any dividends or distributions with respect thereto issuable in respect of such RH Certificate would otherwise escheat to or become the property of any Governmental Authority), any such shares, cash, dividends or distributions in respect of such RH Certificate shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interests of any Person previously entitled thereto.

(e) Withholding Rights. Parent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any Person who was a holder of any RH Stock immediately prior to the Effective Time such amounts as Parent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or foreign Tax Law. To the extent that amounts are so withheld (and paid to the applicable Governmental Authority) by Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

(f) Lost, Stolen or Destroyed Certificates. In the event any RH Certificates shall have been lost, stolen or destroyed, Parent shall issue in exchange for such lost, stolen or destroyed RH Certificates, upon the making of an affidavit of that fact by the holder thereof, such RH Merger Consideration as may be required pursuant to Section 2.5(a), cash for fractional shares pursuant to Section 2.5(e) and any dividends or distributions payable pursuant to Section 2.6(b); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed RH Certificates to deliver an agreement of indemnification in form reasonably satisfactory to Parent, or, if reasonably required by Parent, a bond in such reasonable sum as Parent may direct, as indemnity against any claim that may be made against Parent in respect of RH Certificates alleged to have been lost, stolen or destroyed.

Section 2.7 RH Equity Awards.

(a) Prior to the Effective Time, the RH Board (or, if appropriate, any committee administering RH Incentive Plans) shall adopt such resolutions or take such other actions as may be required to effect the following:

(i) adjust the terms of all RH Options outstanding immediately prior to the Effective Time granted under the RH Incentive Plans, whether vested or unvested, as necessary to provide that, at the Effective Time, each RH Option outstanding immediately prior to the Effective Time shall be converted into an option to acquire shares of Parent Common Stock, on the same terms and conditions as were applicable under such RH Option, including vesting (taking into account any acceleration of vesting that may occur as a result of the Transaction) (each, as so adjusted, an “RH Adjusted Option”), except that (A) each such RH Adjusted Option shall represent the right to acquire that whole number of shares of Parent Common Stock (rounded down to the next whole share) equal to the number of shares of RH Voting Common Stock subject to the related RH Option multiplied by the RH Common Exchange Ratio and (B) the option price per share of Parent Common Stock under each RH Adjusted Option shall be an amount equal to the option price per share of RH Voting Common Stock subject to the related RH Option in effect immediately prior to the Effective Time divided by the RH Common Exchange Ratio (the option price per share, as so determined, being rounded up to the next full cent);

(ii) provide that each other equity award entitling the holder thereof to acquire RH Voting Common Stock, including RH Restricted Stock Units, other than RH Options pursuant to an RH Incentive Plan (an “RH Equity Award”) shall be converted into an equity award entitling the holder thereof to acquire shares of Parent Common Stock (an “RH Adjusted Equity Award”), on the same terms and conditions as were applicable to such RH Equity Award, including vesting (taking into account any acceleration of vesting that may occur as a result of the Transaction) except that each RH Adjusted Equity Award shall represent the right to acquire that whole number of shares of Parent Common Stock (rounded down to the next whole share) equal to the number of shares of RH Common Stock subject to an RH Equity Award multiplied by the RH Common Exchange Ratio; and

(iii) make such other changes to the RH Incentive Plans as are appropriate to give effect to the Transaction.

(b) As soon as practicable after the Effective Time, Parent shall deliver to the holders of RH Options appropriate notices setting forth such holders’ rights pursuant to the RH Incentive Plans and the agreements evidencing the grants of such RH Options, and that such RH Options and agreements shall be assumed by Parent and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.7 after giving effect to the Transaction).

(c) Except as otherwise contemplated by this Section 2.7 and except to the extent required under the respective terms of RH Options and RH Equity Awards, as applicable, all restrictions or limitations on transfer and vesting with respect to RH Options and RH Equity Awards awarded under an RH Incentive Plan, or any other plan, program or arrangement of RH or any of its Subsidiaries, to the extent that such restrictions or limitations shall not have already lapsed, shall remain in full force and effect with respect to such RH Options and RH Equity Awards after giving effect to the Transaction and the assumption by Parent as set forth above.

(d) At the Effective Time, by virtue of the RH Merger, the RH Incentive Plans shall be assumed by Parent, with the result that all obligations of RH under the RH Incentive Plans, including with respect to awards outstanding thereunder at the Effective Time, shall be obligations of Parent following the Effective Time. Prior to the Effective Time, Parent shall take all necessary actions for the assumption of the RH Incentive Plans, including the reservation, issuance and listing of Parent Common Stock in a number at least equal to the number of shares of Parent Common Stock that will be subject to RH Adjusted Options and RH Adjusted Equity Awards. As soon as practicable following the Effective Time, Parent shall, in accordance with applicable federal securities Laws, prepare and file with the SEC a registration statement on Form S-8 (or another appropriate form selected by Parent) registering a number of shares of Parent Common Stock determined in accordance with the preceding sentence. Such registration statement shall be kept effective (and the current status of the prospectus or prospectuses required thereby shall be maintained) at least for so long as RH Adjusted Options and RH Adjusted Equity Awards remain outstanding.

Section 2.8 RH Merger Sub Common Stock. Each share of capital stock of RH Merger Sub issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, be cancelled and extinguished and converted into one validly issued, fully paid and non-assessable share of common stock of the RH Surviving Corporation.

Section 2.9 Determination of RH Common Stock Merger Consideration. Not more than five (5) days, and at least three (3) days prior to the Closing Date, an officer of RH shall deliver to Parent and Battery a certificate (the “Closing Certificate”) setting forth the aggregate amount of (i) Indebtedness for borrowed money (other than any Indebtedness in respect of the Harbinger Term Loan Facility) of RH and its Subsidiaries (determined after giving effect to the transactions described in Section 6.16) outstanding as of immediately prior to the Closing (the “Assumed Indebtedness Amount”); (ii) the Series D Preference Amount; (iii) the Series E Preference Amount; (iv) consolidated cash and cash equivalents of RH and its Subsidiaries as of immediately prior to the Closing, excluding the aggregate proceeds, if any, received by RH in respect of the issuance and sale of Special RH Preferred Stock (the “Closing Cash Amount”); and (v) the Harbinger Term Loan Amount.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BATTERY

Except as set forth in the Battery Disclosure Schedule or in the Battery SEC Reports filed prior to the date of this Agreement (excluding any disclosure included in any such Battery SEC Report that is predictive or forward-looking in nature and excluding any risk factor and similar statement), Battery represents and warrants to Parent and RH that all of the statements contained in this Article III are true and correct as of the date of this Agreement, or if made as of a specified date, as of such date. Each disclosure set forth in the Battery Disclosure Schedule is identified by reference to, or has been grouped under a heading referring to, a specific individual section of this Agreement for convenience of reference only, and shall be deemed a qualification or exception to such section and any other section of the Battery Disclosure Schedule (other than Section 3.5(b)) to which its applicability is reasonably apparent on the face of such disclosure regardless of whether or not such other section is specifically referenced. For the avoidance of doubt, in connection with any representation or warranty of Battery in this Article III as to the provision of any documents or information, Battery shall be deemed to have complied with such representation or warranty if it has made such documents or information available (or listed such documents in an exhibit list available) pursuant to the SEC’s “EDGAR” system since August 30, 2009 and prior to the date hereof.

Section 3.1 Organization, Standing and Corporate Power; Charter Documents; Subsidiaries.

(a) Organization, Standing and Corporate Power. Battery, each of its “significant subsidiaries” (as such term is used in Rule 1-02 of Regulation S-X of the Exchange Act) (the “Battery Significant Subsidiaries”) and except as, individually or in the aggregate, has not had and would not reasonably be likely to have a Battery Material Adverse Effect, each of the Battery Subsidiaries (other than the Significant Subsidiaries), is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction in which it is incorporated or otherwise organized, and has all requisite corporate (or other entity) power and authority and all requisite approvals from any Governmental Authorities necessary to own, lease and operate its properties and assets and to carry on its business as currently conducted. Battery and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each other jurisdiction in which the nature or conduct of its business or the ownership, leasing or operation of its properties and assets makes such qualification, licensing or good standing necessary, in each case except as individually or in the aggregate, has not had and would not reasonably be likely to have a Battery Material Adverse Effect.

(b) Charter Documents. Battery has delivered or made available to RH prior to the execution of this Agreement true, correct and complete copies of (i) its certificate of incorporation and any certificates of designation, as amended and currently in effect (collectively, the “Battery Charter”), and its by-laws, as amended and currently in effect (together with the Battery Charter, the “Battery Organizational Documents”), and (ii) the certificate of incorporation, by-laws or operating or similar organizational documents of each of the Battery Significant Subsidiaries, as amended and currently in effect (collectively, the “Battery Subsidiary Organizational Documents”), and each such instrument is in full force and effect. Battery and each of the Battery Significant Subsidiaries is not in violation of its Battery Organizational Documents and, except as, individually or in the aggregate, has not had and would not reasonably be likely to have a Battery Material Adverse Effect, no Battery Subsidiary (other than the Battery Significant Subsidiaries) is in violation of its Battery Subsidiary Organizational Documents.

(c) Subsidiaries. Section 3.1(c) of the Battery Disclosure Schedule lists all the Subsidiaries of Battery as of the date of this Agreement. All the outstanding shares of capital stock of, or other equity interests in, each of the Subsidiaries listed on Section 3.1(c) of the Battery Disclosure Schedule have been validly issued, are fully paid and non-assessable and are owned directly or indirectly by Battery free and clear of all Liens (other than any Permitted Liens described in clauses (viii) and (ix) of the definition of Permitted Liens) and free of preemptive rights, in each case, with respect to Battery Subsidiaries (other than the Battery Significant Subsidiaries), except as, individually or in the aggregate, has not had and would not reasonably be likely to have a Battery Material Adverse Effect.

Section 3.2 Capital Structure of Battery. Battery represents and warrants that:

(a) The authorized capital stock of Battery consists of 150,000,000 shares of Battery Common Stock. As of the close of business on February 5, 2010, (i) 30,629,213 shares of Battery Common Stock were issued and outstanding, (ii) no shares of Battery Common Stock were held by Battery in its treasury and (iii) 2,704,120 shares of Battery Common Stock remained reserved for issuance pursuant to the Battery Incentive Plan. All of the outstanding shares of Battery Common Stock are duly authorized, validly issued, fully paid and non-assessable. Except as set forth above and except for the Transaction, as of the date hereof, there are no (A) shares of capital stock of Battery authorized, issued or outstanding, (B) existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, Contracts or commitments of any character, relating to the issued or unissued capital stock of Battery or any Battery Subsidiary, obligating Battery or any Battery Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock of, or other equity interest in, Battery or any Battery Subsidiary or securities convertible into or exchangeable for such shares or equity interests, or obligating Battery or any Battery Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, Contract or commitment and (C) outstanding contractual obligations of Battery or any Battery Subsidiary to repurchase, redeem or otherwise acquire any shares of Battery Common Stock, or the capital stock of Battery, any Battery Subsidiary or any Affiliate of Battery or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Battery Subsidiary or any other entity. No shares of Battery Common Stock are held by any Subsidiary of Battery.

(b) As of the close of business on February 5, 2010, 629,213 shares of Battery Restricted Stock were outstanding pursuant to the Battery Incentive Plan. Section 3.2(b) of the Battery Disclosure Schedule sets forth a true, correct and complete list of the number of unvested shares underlying Battery Restricted Stock Awards outstanding under the Battery Incentive Plan as of the close of business on February 5, 2010, and includes the vesting schedule of each such Battery Restricted Stock Award. All shares of Battery Common Stock that may be issued prior to the Effective Time under the Battery Incentive Plan, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights.

(c) Except pursuant to (i) the Registration Rights Agreement, dated as of August 28, 2009, with respect to Battery’s 12% Senior Subordinated Toggle Notes due 2019 and (ii) the Registration Rights Agreement, dated as of August 28, 2009, with respect to Battery Common Stock (collectively, the “Existing Registration Rights Agreements”), there are no contractual obligations for Battery or any of its Subsidiaries to file a registration statement under the Securities Act or which otherwise relate to the registration of any securities of Battery or its Subsidiaries under the Securities Act.

(d) No bonds, debentures, notes or other evidences of Indebtedness or other obligations of Battery having the right to vote (or which bonds, debentures, notes or other evidences of Indebtedness or other obligations are convertible into or exercisable for Battery Common Stock having the right to vote) on any matters on which stockholders may vote (“Battery Voting Debt”) are issued or outstanding as of the date hereof.

(e) As of the date hereof, there are no securities, options, warrants, calls, rights, commitments, Contracts or undertakings of any kind to which Battery or any of its Subsidiaries is a party or by which any of them is bound obligating Battery or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Battery Voting Debt or other voting securities of Battery or any of its Subsidiaries, or obligating Battery or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, Contract or undertaking.

(f) Except for this Agreement and the Ancillary Agreements to which Battery is a party, neither Battery nor any of its Subsidiaries is a party to any currently effective Contract (i) restricting the purchase or transfer of, (ii) relating to the voting of, (iii) requiring the repurchase, redemption or disposition of, or (iv) containing any right of first refusal with respect to, any capital stock of Battery or any of its Subsidiaries.

(g) Other than its Subsidiaries, as of the date hereof, Battery does not directly or indirectly beneficially own any securities or other beneficial ownership interests in any other entity. There are no outstanding contractual obligations of Battery or any of its Subsidiaries to make any loan to, or any equity or other investment (in the form of a capital contribution or otherwise) in, any Battery Subsidiary or any other Person, other than guarantees by Battery of any Indebtedness or other obligations of any wholly-owned Subsidiary of Battery and other than loans made in the ordinary course consistent with past practice to employees of Battery and its Subsidiaries.

Section 3.3 Authority; Requisite Corporate Approval; Voting Requirements; No Conflict; Required Filings or Consents.

(a) Authority. Battery has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to the Battery Stockholder Approval, to consummate the Transaction. The execution, delivery and performance of this Agreement by Battery, and the consummation by Battery of the Transaction, have been duly and validly authorized by all necessary corporate action on the part of Battery (upon the unanimous recommendation of the Special Committee), and no other corporate proceedings on the part of Battery are necessary to authorize this Agreement or to consummate the Transaction, subject, in the case of the Battery Merger, to receipt of the Battery Stockholder Approval. This Agreement has been duly executed and delivered by Battery. Assuming the due authorization, execution, delivery and performance of this Agreement by the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of Battery enforceable against Battery in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (regardless of whether considered in a proceeding in equity or at Law).

(b) Requisite Corporate Approval. The Board of Directors of Battery, acting upon the unanimous recommendation of the Special Committee, has (i) determined that this Agreement and the Transaction are fair to, and in the best interest of Battery and all of its stockholders (other than the Harbinger Parties and their respective Affiliates), (ii) declared it to be advisable for Battery to enter into this Agreement and the Ancillary Agreements to which it is a party and to consummate the Transaction, including the Mergers; (iii) duly approved this Agreement, the Ancillary Agreements and the Transaction, which approval has not been rescinded or modified, (iv) resolved, subject to Section 6.1(e), to recommend that the stockholders of Battery vote in favor of the adoption of this Agreement and (v) directed, subject to Section 6.1(e) that this Agreement be submitted to a vote of the Battery stockholders in accordance with this Agreement.

(c) Voting Requirements. Battery represents and warrants that the affirmative vote of a majority of the outstanding shares of Battery Common Stock entitled to vote thereon at a duly convened and held stockholders’ meeting in favor of approval of this Agreement and the Transaction (the “Battery Statutory Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of Battery that is required by Law and the Battery Organizational Documents to approve and adopt this Agreement and authorize the consummation of the Transaction.

(d) No Conflict. The execution, delivery and performance of this Agreement by Battery do not, and the consummation by Battery of the Transaction and compliance by Battery with the provisions of this Agreement will not, conflict with, result in any violation, breach of or default (with or without notice or lapse of time, or both) under, require any consent, waiver or approval under, give rise to any right of termination, cancellation or acceleration of any right, obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets (including intangible assets) of Battery or any of its Battery Subsidiaries or any restriction on the conduct of any of the businesses or operations of Battery or any of its Subsidiaries under, (i) any of the Battery Organizational Documents (assuming the receipt of the Battery Statutory Stockholder Approval), (ii) any of the Subsidiary Organizational Documents, (iii) any Contract or Battery Permit or (iv) subject to the governmental filings and other matters referred to in Section 3.3(e), any Law applicable to Battery or any of its Subsidiaries or their respective properties or assets, except in the case of clauses (ii), (iii) and (iv) as have not had and would not reasonably be likely to have, individually or in the aggregate, a Battery Material Adverse Effect.

(e) Required Filings or Consents. No consent, approval, Order or authorization or permit of, action by, or in respect of, or registration, declaration or filing with, or notification to any Governmental Authority is required to be made, obtained, performed or given by or with respect to Battery or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Battery or the consummation by Battery of the Transaction, except for (i) compliance with, and filings under, the HSR Act, and any applicable filings or notifications under any Competition Laws, (ii) such reports under, or other applicable requirements of, the Exchange Act, the Securities Act or the rules of the NYSE or other appropriate exchange as may be required in connection with this Agreement and the Transaction, (iii) the filing of the Battery Merger Filing with, and the acceptance for record of the Battery Merger Filing by, the Secretary of State of the State of Delaware and (iv) such consents, approvals, Orders, authorizations, permits, actions, registrations, declarations, filings or notifications, the failure of which to be made, obtained, performed or given as have not had and would not reasonably be likely to have, individually or in the aggregate, a Battery Material Adverse Effect.

Section 3.4 Battery SEC Reports; Financial Statements; Information Supplied; Internal Controls.

(a) Battery SEC Reports. Battery has made available to RH a true, correct and complete copy of each report, registration statement, certifications and definitive proxy statement filed or furnished by Battery with the SEC since August 30, 2009 (the “Battery SEC Reports”), which are all the forms, reports and documents (other than preliminary material) required to be filed or furnished by Battery with the SEC prior to the date of this Agreement and which were filed or furnished on a timely basis. As of their respective dates, the Battery SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Battery SEC Reports, and (ii) did not at the time they were filed or furnished (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing and as so amended or superseded), and any Battery SEC Reports filed or furnished with the SEC prior to the Closing will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the knowledge of Battery, as of the date hereof, there are no unresolved SEC comments with respect to Battery. None of Battery Subsidiaries are required to file periodic reports with the SEC pursuant to the Exchange Act. Battery SEC Reports included, or, if filed or furnished after the date hereof and prior to the Closing, will include, all certificates required to be included herein pursuant to Section 302 and 906 of the SOX Act and the internal control report and attestation of Battery’s outside auditors required by Section 404 of the SOX Act.

(b) Financial Statements. Each set of financial statements (including, in each case, any related notes thereto) contained in Battery SEC Reports, including each Battery SEC Report filed after the date hereof until the Closing (the “Battery Financial Statements”), (i) were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes), (ii) fairly present, or in the case of Battery SEC Reports filed or furnished after the date of this Agreement, will fairly present, in all material respects the financial position and consolidated results of operations and cash flows, as the case may be, of Battery and its Subsidiaries as of their respective dates or for the respective periods set forth therein, except that the unaudited interim financial statements were, are or will be subject to normal adjustments as will not be material to Battery and its Subsidiaries, taken as a whole and (iii) complied or will comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto.

(c) Information Supplied. None of the information supplied or to be supplied by or on behalf of Battery for inclusion in the Proxy Statement and/or the Registration Statement will, when they are filed or at any time they are amended or supplemented or at the time the Registration Statement becomes effective under the Securities Act or at the date the Proxy Statement is first mailed to Battery’s stockholders or at the time of the Battery Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the Registration Statement will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the applicable published rules and regulations thereunder. Notwithstanding the foregoing provisions of this Section 3.4(c), no representation or warranty is made by Battery with respect to information or statements made or incorporated by reference in the Proxy Statement and/or the Registration Statement that was not supplied by or on behalf of Battery specifically for inclusion or reference therein.

(d) Disclosure Controls; Internal Controls. Battery and its Subsidiaries have devised and maintain a system of internal accounting controls (within the meaning of Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding (i) the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP,

(ii) receipts and expenditures of Battery and any Subsidiaries being made only in accordance with authorization of management and (iii) prevention or timely detection of the unauthorized acquisition, use or disposition of Battery’s or any of its Subsidiaries’ assets that could have a material effect on Battery’s financial statements. Each of Battery and its Subsidiaries (A) has designed disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to such entity and its Subsidiaries is made known to the management of such entity by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to Battery SEC Reports, and (B) has disclosed to its auditors and the audit committee of Battery Board (1) any significant deficiencies in the design or operation of internal controls which are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report financial data and has disclosed to its auditors any material weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls, and Battery has provided to RH copies of any such disclosure in clauses (1) or (2).

Section 3.5 Absence of Certain Changes or Events; No Material Adverse Effect.

(a) Since December 31, 2009 through the date hereof, Battery and its Subsidiaries have not taken any action of the type described in Section 5.1, that, had such action occurred following the date of this Agreement without RH approval, would be in violation of such Section 5.1; and

(b) Since September 30, 2009, there has not been an event, occurrence, effect, change or circumstance, that has had or would reasonably be likely to have, individually or in the aggregate, a Battery Material Adverse Effect.

Section 3.6 Compliance; Permits.

(a) Battery and its Subsidiaries and their employees hold all authorizations, permits, licenses, certificates, easements, concessions, franchises, variances, exemptions, consents, registrations, approvals and clearances of all Governmental Authorities and third Persons which are required for Battery and its Subsidiaries to own, lease and operate their respective properties and other assets and to carry on their respective businesses as they are now being conducted (collectively, the “Battery Permits”), except in each case as, individually or in the aggregate, has not had and would not reasonably be likely to have a Battery Material Adverse Effect, and all such Battery Permits are valid and in full force and effect, except where the failure to have, or the suspension or cancellation of, or the failure to be valid or in full force and effect of, any of the Battery Permits has not had and would not reasonably be likely to have, individually or in the aggregate, a Battery Material Adverse Effect.

(b) Battery and each of its Subsidiaries is, and has been since December 31, 2004, in compliance with, and is not, to the knowledge of Battery, under investigation with respect to any violation of, and has not been given written notice or threatened in writing with any violation of, the terms of the Battery Permits and all applicable Laws relating to Battery and each of its Subsidiaries or their respective businesses, assets or properties, except in each case as has not had and would not reasonably be likely to have, individually or in the aggregate, a Battery Material Adverse Effect.

Section 3.7 Tax Matters.

(a) Neither Battery nor any of its Subsidiaries has taken or agreed to take any action that would prevent the Mergers from qualifying as exchanges within the meaning of Section 351 of the Code. To the knowledge of Battery, there is no agreement, plan or other circumstance that would prevent the Mergers from qualifying as exchanges within the meaning of Section 351 of the Code.

(b) (i) All material Tax Returns that are required to be filed on or before the Effective Time (taking into account any extensions of time within which to file which have not expired) by or with respect to Battery and its Subsidiaries (including any predecessors thereof), have been or will be duly and timely filed with the appropriate Tax Authority on or before the Effective Time, (ii) all such Tax Returns are or will be true, accurate and complete in all material respects, (iii) all Taxes shown to be due on the Tax Returns referred to in clause (i) have been or will be duly and timely paid in full and all other material Taxes that are required to be paid by Battery and its Subsidiaries before the Closing have or will be duly and timely paid in full, (iv) all material deficiencies asserted or material assessments made in writing as a result of examinations conducted by any Tax Authority have been duly and timely paid in full, (v) adequate provision has been made in accordance with GAAP for the payment of all material Taxes not yet due and payable for all taxable periods, or portions thereof, ending on or before the date hereof and (vi) neither Battery nor any of its Subsidiaries has waived any statutes of limitation with respect to any Taxes of Battery or its Subsidiaries, other than waivers that have expired without extension. There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against Battery or its Subsidiaries, and no power of attorney granted by Battery or its Subsidiaries with respect to any Taxes is currently in force.

(c) Battery has made available to RH true, correct and complete copies of the United States federal and state income Tax Returns filed by Battery and its Subsidiaries for the most recent taxable year for which such returns have been filed.

(d) There are no material Liens for Taxes upon any asset of Battery or its Subsidiaries, other than Liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP in the most recent financial statements prepared and provided to RH prior to the date of this Agreement.

(e) Neither Battery nor any of its Subsidiaries is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or other similar agreement; neither Battery nor any of its Subsidiaries is or has been a member of an affiliated group as defined in Section 1504(a)(1) of the Code (or similar state, local, or foreign filing group) filing consolidated or combined Tax Returns and neither Battery nor any of its Subsidiaries is liable for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise.

(f) No material closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to Battery or its Subsidiaries and no such agreement or ruling has been applied for and is currently pending.

(g) Neither Battery nor any of its Subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

(h) All material Taxes that Battery or its Subsidiaries are or were required by Law to withhold or collect (including sales tax and amounts required to be withheld or collected in connection with any amount paid to any employee, independent contractor, creditor, stockholder or any other party) have been duly withheld or collected and, to the extent required by Law, have been duly and timely paid in full to the proper Tax Authority for all taxable periods, or portions thereof, ending on or before the date hereof.

(i) There are no material audits, examinations, deficiency, refund litigation, investigations, judicial or administrative proceedings or claims or material matters in controversy pending or, to the knowledge of Battery, threatened with respect to any material Taxes of Battery or its Subsidiaries. Neither Battery nor any of its Subsidiaries has received written notice of any material claim made by a Tax or other Governmental Authority in a jurisdiction where Battery or any of its Subsidiaries, as applicable, does not file a Tax Return, that Battery or such Subsidiary is or may be subject to taxation by that jurisdiction. No officer or employee of Battery or any of its Subsidiaries, as the case may be, responsible for Tax matters of Battery or such Subsidiary, reasonably expects any Tax Authority to assess any additional material Taxes with respect to Battery or any of its Subsidiaries.

(j) Neither Battery nor any of its Subsidiaries has (i) agreed to make nor is it required to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise or (ii) distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code. Neither Battery nor any of its Subsidiaries has disposed of any property in a transaction intended to qualify for tax deferred treatment under Section 1031 or 1033 of the Code in which Battery or any of its Subsidiaries, as the case may be, has yet to acquire a replacement property.

(k) Neither Battery nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011–4(b).

Section 3.8 Material Contracts.

(a) All “material contracts” (as such term is used in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Battery and its Subsidiaries required to be filed with the SEC (the “Battery Material Contracts”) have been filed, and no Battery Material Contract has been amended or modified, except for such amendments or modifications which have been filed as an exhibit to a subsequently dated and filed SEC document or are not required to be filed with the SEC.

(b) All of the Battery Material Contracts are valid and in full force and effect and enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (regardless of whether considered in a proceeding in equity or at Law), except (i) to the extent that they have previously expired in accordance with their terms or (ii) for any failures to be in full force and effect that has not had and would not reasonably be likely to have, individually or in the aggregate, a Battery Material Adverse Effect. Neither Battery nor any of its Subsidiaries, nor, to the knowledge of Battery, any counterparty to any of the Battery Material Contracts, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any of the Battery Material Contracts, except in each case for those violations and defaults which has not had and would not reasonably be likely to have, individually or in the aggregate, a Battery Material Adverse Effect.

Section 3.9 Intellectual Property.

(a) Section 3.9(a) of the Battery Disclosure Schedule sets forth a complete and accurate list of all material Intellectual Property owned by Battery or any of its Subsidiaries that is the subject of a registration or pending application for registration and lists, in each case, the owner, the jurisdiction and the application or registration number thereof (collectively, “Registered Intellectual Property”). Battery or one of its Subsidiaries is the sole, exclusive and record owner of all Registered Intellectual Property free and clear of all Liens other than Permitted Liens. All material registrations for Registered Intellectual Property are subsisting, in full force and effect, and have not been cancelled, expired or abandoned and all application, registration, renewal and maintenance fees in relation thereto have been paid.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to result in a Battery Material Adverse Effect, (i) there is no pending or, to the knowledge of Battery, threatened Action or other adversarial proceeding before any court, agency, arbitral tribunal or registration authority in any jurisdiction challenging the ownership, validity, enforceability or registrability of any Intellectual Property owned by Battery or any of its Subsidiaries, and (ii) neither Battery nor any of its Subsidiaries has brought or threatened any claims, suits, arbitrations or other adversarial proceedings against any third party alleging misappropriation, infringement, dilution or violation of any Intellectual Property owned by Battery or any of its Subsidiaries.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to result in a Battery Material Adverse Effect, the conduct of Battery’s and its Subsidiaries’ businesses as currently conducted does not infringe upon any Intellectual Property rights owned or controlled by any third party, and no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned by Battery or any of its Subsidiaries.

(d) Battery and each of its Subsidiaries takes reasonable measures to protect the confidentiality of Trade Secrets used in the operation of its respective business. Except as, individually or in the aggregate, has not had and would not reasonably be expected to result in a Battery Material Adverse Effect, (i) no such Trade Secrets have been disclosed or authorized to be disclosed to any third party other than pursuant to a written non-disclosure agreement and (ii) no party to any non-disclosure agreement relating to such Trade Secrets is in breach or default thereof.

(e) Except as, individually or in the aggregate, has not had and would not reasonably be expected to result in a Battery Material Adverse Effect, each employee, independent contractor and consultant who has developed material Intellectual Property on behalf of Battery or any of its Subsidiaries has done so either as an employee within the scope of his, her or its employment or as an independent contractor pursuant to a written “work made for hire” or assignment agreement that conveys to either Battery or its Subsidiaries, as applicable, any and all right, title and interest of such employee, independent contractor or consultant in and to such Intellectual Property.

(f) Except as, individually or in the aggregate, has not had and would not reasonably be expected to result in a Battery Material Adverse Effect, neither Battery nor any of its Subsidiaries has experienced any defects in the Software used in their respective businesses as currently conducted that have not been substantially resolved, including any error or omission in the processing of any data. Battery and its Subsidiaries have in place disaster recovery and business continuity plans and procedures, substantially consistent with industry practice for businesses of a type and size comparable to Battery and its Subsidiaries.

(g) Except as, individually or in the aggregate, has not had and would not reasonably be expected to result in a Battery Material Adverse Effect, Battery and its Subsidiaries have taken reasonable measures to ensure that all personal information gathered in the course of their respective businesses is protected against loss and against unauthorized access, use, disclosure or other misuse.

Section 3.10 Properties.

(a) All material real property and interests in real property owned in fee by Battery or any Battery Subsidiary (individually, a “Battery Owned Property”) are set forth on Section 3.10(a) of the Battery Disclosure Schedule. Except as, individually or in the aggregate, has not had and would not reasonably be likely to have a Battery Material Adverse Effect, with respect to each Battery Owned Property, subject only to (A) Permitted Liens, (B) zoning, building and other similar restrictions, (C) Liens that have been placed by any developer, landlord or other third person on property over which Battery or one of its

Subsidiaries has easement rights or on any leased property and subordination or similar agreement relating thereto, and (D) discrepancies, conflicts in boundary lines, shortages in area, encroachments, or any other non monetary Liens of a minor nature: (i) Battery or a Battery Subsidiary has good and marketable fee simple title to all Battery Owned Property, (ii) there are no outstanding options or rights of first refusal in favor of any other party to purchase any of the Battery Owned Property or any portion thereof or interest therein, (iii) there are no leases, subleases, licenses, options, rights, concessions or other agreements affecting any portion of the Battery Owned Properties, and (iv) to Battery’s knowledge, there are no physical conditions or defects at any of the Battery Owned Properties which materially impair or would be reasonably likely to materially impair the continued operation and conduct of the business of Battery and its Subsidiaries, taken as a whole. Any material reciprocal easements, operating agreements, option agreements, rights of first refusal or rights of first offer with respect to any Battery Owned Property are set forth in Section 3.10(a) of the Battery Disclosure Schedule.

(b) All material real property and interests in real property leased by Battery or any Battery Subsidiary and any prime or underlying leases related thereto (individually, a “Battery Leased Property”; Battery Owned Property and Battery Leased Property being sometimes referred to herein collectively as “Battery Property”) are set forth on Section 3.10(b) of the Battery Disclosure Schedule. Except as, individually or in the aggregate, has not had and would not reasonably be likely to have a Battery Material Adverse Effect, Battery or a Battery Subsidiary has good and valid leasehold title to all Battery Leased Property, subject only to Permitted Liens and matters described in clauses (B), (C) and (D) of Section 3.10(a). Prior to the date hereof, a true, correct and complete copy of each lease for Battery Leased Property (individually, a “Battery Real Property Lease”) for each Battery Leased Property has been made available to RH. With respect to each Battery Real Property Lease, (i) each lease is valid, binding and in full force and effect and enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (regardless of whether considered in a proceeding in equity or at Law), (ii) neither Battery nor any of its Subsidiaries or, to the knowledge of Battery, any other party to such Battery Real Property Lease is in breach or default under such lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default, or permit the termination, modification or acceleration of rent thereunder, and (iii) neither Battery nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any Person the right to use or occupy such Battery Leased Property or any portion thereof, except in each case of clauses (i) through (iii) as has not had and would not reasonably be likely to have, individually or in the aggregate, a Battery Material Adverse Effect.

(c) As of the date hereof, neither Battery nor any of its consolidated Subsidiaries has received notice of any pending, and to the knowledge of Battery, there are no threatened, condemnation proceedings with respect to any of the Battery Property.

Section 3.11 Litigation; No Undisclosed Liabilities.

(a) Except with respect to any Action that may be commenced after the date of this Agreement with respect to the Transaction, there is no Action which would reasonably be expected to result in damages to Battery or its Subsidiaries in excess of $500,000 pending or, to the knowledge of Battery, threatened against or affecting Battery or any of its Subsidiaries or any of their respective properties or assets. Neither Battery nor any of its Subsidiaries is subject to any Order of, or before, any Governmental Authority, except as, individually or in the aggregate, is not and would not reasonably be expected to be material to Battery and its Subsidiaries, taken as a whole. There are no investigations or proceedings pending or, to the knowledge of Battery, threatened by any Governmental Authority with respect to Battery or any of its Subsidiaries or any of their properties or assets, except as, individually or in the aggregate, is not and would not reasonably be expected to be material to Battery and its Subsidiaries, taken as a whole.

(b) Neither Battery nor any of its Subsidiaries has any liability or obligation of any nature, whether known or unknown, accrued, absolute, contingent, determined, determinable or otherwise that would be required to be reflected on a consolidated balance sheet of Battery and its Subsidiaries prepared in accordance with GAAP, other than liabilities or obligations (i) reflected in the Battery Financial Statements, (ii) incurred in the ordinary course of business consistent with past practice since the date of the last filed Battery Financial Statement, (iii) incurred by or on behalf of Battery in connection with this Agreement and the Transaction or (iv) that, individually or in the aggregate, has not had and would not reasonably be likely to have a Battery Material Adverse Effect.

Section 3.12 Takeover Statutes. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each a “Takeover Statute”), or anti-takeover provision in Battery’s Organizational Documents, would prohibit or restrict the ability of Battery to perform its obligations under this Agreement or its ability to consummate the Transaction, including the Battery Merger.

Section 3.13 Labor Matters.

(a) Neither Battery nor any of its Subsidiaries is a party to any collective bargaining agreement or any other agreement with a labor union or labor organization, nor is any such agreement presently being negotiated. Except as would not reasonably be likely to have a Battery Material Adverse Effect, the execution of this Agreement and the consummation of the Transaction by Battery (i) will not result in any breach or other violation of any collective bargaining agreement or any other agreement with a labor union or labor organization to which Battery or any of its Subsidiaries is a party and (ii) does not require any notification to or consent by any labor union, labor organization or works council.

(b) To the knowledge of Battery, and except as would not reasonably be likely to result in a material liability to Battery and its Subsidiaries, taken as a whole, in the U.S. (i) there is no organizational effort currently being made or threatened by or on behalf of any labor union, works council, or labor organization to organize any employees of Battery or any of its Subsidiaries, (ii) no demand for recognition of any employees of Battery or any of its Subsidiaries has been made by or on behalf of any labor union, works council or labor organization and (iii) no petition has been filed, nor has any proceeding been instituted by any employee of Battery or any of its Subsidiaries or group of employees of Battery or any of its Subsidiaries with any labor relations board or commission seeking recognition of a collective bargaining representative.

(c) There is no pending or, to the knowledge of Battery, threatened, labor strike, dispute, walk-out, work-stoppage, slow-down or lockout involving Battery or any of its Subsidiaries, except where such dispute, work stoppage, slow down or lockout, or, with respect to individuals providing services outside the U.S., such strike or walk-out, has not had or would not, individually or in the aggregate, reasonably be likely to have a Battery Material Adverse Effect.

(d) To the knowledge of Battery, no employee of Battery or any of its Subsidiaries who is a “named executive officer” (within the meaning of Item 402(a)(3) of the SEC’s Regulation S-K) with respect to Battery’s 2009 fiscal year is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by Battery or its Subsidiaries or (ii) to the knowledge or use of Trade Secrets or proprietary information.

Section 3.14 Employee Benefit Plans and Related Matters; ERISA.

(a) Section 3.14(a) of the Battery Disclosure Schedule sets forth a true, correct and complete list of each Battery Benefit Plan. Notwithstanding the foregoing, with respect to Battery Benefit Plans that are employment, severance, change-in-control or other individual agreements with respect to individuals providing services primarily outside the United States, only those individual agreements relating to an officer, executive or director with compensation and/or benefits in excess of $100,000 per year have been listed. With respect to each Battery Benefit Plan that primarily covers individuals providing services in the U.S., Battery has provided or made available to RH a current, accurate and complete copy thereof, and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable; (iii) any summary plan description and summaries of material modifications; and (iv) the most recent year’s Form 5500 and attached schedules and audited financial statements, if any.

(b) Each Battery Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualification and, to the knowledge of Battery, no event has occurred that would reasonably be expected to adversely affect such qualification. Each of the Battery Benefit Plans has been operated and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, except as, individually or in the aggregate, has not had and would not reasonably be likely to have a Battery Material Adverse Effect. No liability under Title IV of ERISA has been incurred by Battery, any

Battery Subsidiary or any ERISA Affiliate of Battery that has not been satisfied in full (other than with respect to amounts not yet due), except as, individually or in the aggregate, has not had and would not reasonably be likely to have a Battery Material Adverse Effect. With respect to each “defined benefit plan” (as defined in Section 3(35) of ERISA) subject to Title IV of ERISA and to which Battery, any Battery Subsidiary or any ERISA Affiliate of Battery contributes or sponsors (each, a “Title IV Plan”), the present value of projected benefit obligations under such Title IV Plan did not, as of its latest valuation date, exceed the then current value of the assets of such Title IV Plan allocable to such projected benefit obligations by an amount in excess of $10,000,000. There are no pending or, to the knowledge of Battery, threatened, material claims by or on behalf of any of the Battery Benefit Plans, by any employee or beneficiary covered under any Battery Benefit Plan or otherwise involving any Battery Benefit Plan (other than routine claims for benefits), except as, individually or in the aggregate, has not had and would not reasonably be likely to have a Battery Material Adverse Effect.

(c) Neither Battery nor any ERISA Affiliate contributes to or has been obligated to contribute during the preceding six years to any “multiemployer pension plan,” as defined in section 3(37) of ERISA.

(d) Section 3.14(d) of the Battery Disclosure Schedule sets forth any medical or death benefits (whether or not insured) with respect to current or former employees or directors of Battery or any Battery Subsidiary beyond their retirement or other termination of service, other than (i) coverage mandated solely by applicable Law, (ii) death benefits or retirement benefits under any “employee pension plan” (as defined in Section 3(2) of ERISA), (iii) deferred compensation benefits accrued as liabilities on the books of Battery or a Battery Subsidiary or (iv) benefits the full costs of which are borne by the current or former employee or director or his or her beneficiary.

(e) Neither the negotiation or the execution of this Agreement or the consummation of the Transaction by Battery (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any current or former director, officer, employee or independent contractor of Battery or any Battery Subsidiary to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other material obligation under any Battery Benefit Plan or (iii) result in any breach or violation of, default under or limit Battery’s right to amend, modify or terminate any Battery Benefit Plan.

(f) Except with respect to individuals identified in Section 3.14(f) of the Battery Disclosure Schedule, no amount or other entitlement that could be received as a result of the Transaction (alone or in conjunction with any other event) by any “disqualified individual” (as defined in Section 280G(c) of the Code) with respect to Battery will constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No director, officer, employee or independent contractor of Battery or any Battery Subsidiary is entitled to receive any gross-up or additional payment by reason of the Tax required by Section 409A or 4999 of the Code being imposed on such Person.

(g) With respect to each Battery Benefit Plan established or maintained outside of the U.S. primarily for the benefit of employees of Battery or any Battery Subsidiary residing outside of the U.S. (a “Foreign Battery Benefit Plan”), except as, individually or in the aggregate, has not had or would not be reasonably likely to have a Battery Material Adverse Effect: (i) all employer and employee contributions to each Foreign Battery Benefit Plan required by Law or by the terms of such Foreign Battery Benefit Plan have been made, or, if applicable, accrued, in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Foreign Battery Benefit Plan, the liability of each insurer for any Foreign Battery Benefit Plan funded through insurance or the book reserve established for any Foreign Battery Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Battery Benefit Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; and (iii) each Foreign Battery Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

Section 3.15 Environmental Matters.

(a) Except as, individually or in the aggregate, has not and would not reasonably be expected to result in a liability that is material to Battery and its Subsidiaries, taken as a whole, and except for matters which have fully been resolved, the operations of Battery and its Subsidiaries are, and at all times since January 1, 2004, have been, in compliance with all applicable Environmental Laws, including possession and compliance with the terms of all Battery Permits required by Environmental Laws and there are not present or, to the knowledge of Battery, past facts or circumstances that would materially increase the cost of maintaining such compliance in the future.

(b) Except as, individually or in the aggregate, has not and would not reasonably be expected to result in a liability that is material to Battery and its Subsidiaries, taken as a whole, there are no pending, or to the knowledge of Battery, threatened Actions under or pursuant to Environmental Laws by the Environmental Protection Agency or any other Governmental Authority or any other Person against Battery or any of its Subsidiaries or involving any Real Property currently or, to the knowledge of Battery, formerly operated or leased by Battery or any of its Subsidiaries or to which Battery or any of its Subsidiaries could be deemed to hold or have held title or against any Person whose liability Battery or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of Law.

(c) Battery and its Subsidiaries have not, since January 1, 2004 received notice of any allegations of any Environmental Liabilities, including non-compliance with any applicable Environmental Laws, and no facts, circumstances or conditions relating to, associated with or attributable to any Real Property currently or formerly operated or leased or other sites at which Hazardous Materials were disposed of, or allegedly disposed of, or to which Battery or any of its Subsidiaries could reasonably be deemed to hold or have held title or Battery’s or any of its Subsidiaries’ operations thereon, has resulted in or is reasonably likely to result in Environmental Liabilities that would have or reasonably be likely to have, individually or in the aggregate, a Battery Material Adverse Effect.

(d) There have been no releases of Hazardous Materials at any Real Property currently or formerly owned or operated by Battery or any of its Subsidiaries, which releases are reasonably likely to create any liability for Cleanup or remediation under Environmental Laws, in each case except as, individually or in the aggregate, has not had and would not reasonably be likely to have a Battery Material Adverse Effect.

(e) Except as expressly set forth in this Section 3.15 and except for the representations and warranties in Section 3.4 and those relating to Battery Permits as expressly set forth in Section 3.6, neither Battery nor its Subsidiaries make any representation or warranty regarding compliance or failure to comply with, or any actual or contingent liability under, any Environmental Laws.

Section 3.16 Insurance. All material insurance policies of Battery and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and as is customary for the industries in which Battery and its Subsidiaries operate, in each case, except as, individually or in the aggregate, has not had and would not reasonably be likely to have a Battery Material Adverse Effect. Neither Battery nor its Subsidiaries are in breach or default under, and neither Battery nor its Subsidiaries have taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any insurance policies, in each case, except as, individually or in the aggregate, has not had and would not reasonably be likely to have a Battery Material Adverse Effect.

Section 3.17 Foreign Corrupt Practices and International Trade Sanctions and Ethical Practices. To the knowledge of Battery, neither Battery, nor any of its Subsidiaries, nor any of their respective directors, officers, agents, employees or any other Persons acting on their behalf has, in connection with the operation of their respective businesses, (a) used or promised any Battery or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, as if it were applicable to Battery or its Subsidiaries at that time, or any other similar applicable Law, (b) paid, promised, accepted or received any unlawful contributions, payments, expenditures or gifts or (c) violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign Laws.

Section 3.18 Interested Party Transactions. There are no Contracts or other transactions or series of similar transactions between Battery or any of its Subsidiaries, on the one hand, and (a) any current or former officer or director of Battery, (b) any current or former record or beneficial owner of five percent (5%) or more of the voting securities of Battery or (c) any current or former Affiliate of Battery or of any such current or former, director or record or beneficial owner, on the other hand, that are currently in effect, except in each case other than as filed as an exhibit to or otherwise described in Battery SEC Reports filed with the SEC prior to the date hereof or Contracts between or among Battery and any of its Subsidiaries or between or among any of Battery’s wholly-owned Subsidiaries.

Section 3.19 Bankruptcy Matters.

(a) Confirmation Order.

(i) Entry. On February 3, 2009, the Debtors filed the Plan with the Bankruptcy Court. The Bankruptcy Court approved the Plan and entered the Confirmation Order on July 15, 2009.

(ii) Appeals. On July 15, 2009, the Equity Committee appealed the entry of the Confirmation Order. On September 23, 2009, the District Court, upon the motion of the Equity Committee to withdraw its appeal, entered an order dismissing the Equity Committee’s appeal. As of the date hereof, no other Person has appealed the entry of the Confirmation Order, and the statutory deadline to appeal from the entry of the Confirmation Order has passed.

(iii) Effect. Except as provided in the Plan or the Confirmation Order, the Confirmation Order constitutes a judicial determination of (A) discharge of all Claims and other debts and liabilities against the Debtors that arose before the Bankruptcy Effective Date, (B) termination of all Old Battery Interests, pursuant to sections 524 and 1141 of the Bankruptcy Code, and (C) permanent injunction prohibiting the holders of any discharged Claims or terminated Interests from taking any of the following actions against the Debtors, Reorganized Debtors and their respective Subsidiaries or their property on account of any such discharged Claims or terminated Interests: (1) commencing or continuing, in any manner or in any place, any Action; (2) enforcing, attaching, collecting, or recovering in any manner any judgment, award, decree, or Order; (3) creating, perfecting, or enforcing any Lien or Bankruptcy Lien; (4) asserting a setoff against any debt, liability, or obligation due to any released Person; or (5) commencing or continuing any Action, in any manner, in any place, or against any Person that does not comply with or is inconsistent with the provisions of the Plan. No holder of a Claim that is Reinstated under the Plan may take any action under the documents governing such Claim on account of or arising from the occurrence of (X) the commencement or prosecution of the Debtors’ Chapter 11 Case, (Y) the filing, prosecution, confirmation, or consummation of the Plan or (Z) the transactions contemplated by or resulting from the Plan, any of the Plan Documents (as defined in the Confirmation Order) or any other documents contemplated by the Plan.

(b) Consummation of Plan. On the Bankruptcy Effective Date, the Debtors consummated the Plan and emerged from Chapter 11 as Battery and its affiliated Reorganized Debtors. Except as set forth in the Confirmation Order, the Plan governs the manner in which all Claims against Battery and its affiliated Reorganized Debtors shall be treated after the Bankruptcy Effective Date.

(c) Compliance with Confirmation Order and Plan. Battery and Old Battery, as predecessor to Battery, have complied in all material respects with the provisions of the Confirmation Order and the Plan.

Section 3.20 Brokers and Advisors. Battery represents and warrants that, except for fees payable to Barclays Capital Inc., no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction based upon arrangements made by or on behalf of Battery or its Affiliates.

Section 3.21 Opinion of Financial Advisor. Battery represents and warrants that (a) the Special Committee has received the opinion of its financial advisor, Barclays Capital Inc., to the effect that, as of the date of such opinion, the Battery Exchange Ratio provided in the Battery Merger is fair, from a financial point of view, to the holders of Battery Common Stock (other than the Harbinger Parties and their Affiliates), a copy of which opinion will be provided to RH, solely for informational purposes, after receipt thereof by the Special Committee and (b) prior to the Closing, it shall have complied with the requirement to deliver an opinion pursuant to Section 4.11(a)(ii)(B) of the Indenture.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF RH

Except as set forth in the RH Disclosure Schedule, RH represents and warrants to Parent and Battery that all of the statements contained in this Article III are true and correct as of the date of this Agreement or if made as of a specified date, as of such date. Each disclosure set forth in the RH Disclosure Schedule is identified by reference to, or has been grouped under a heading referring to, a specific individual section of this Agreement for convenience of reference only, and shall be deemed a qualification or exception to such section and any other section of the RH Disclosure Schedule (other than Section 4.5(b)) to which its applicability is reasonably apparent on the face of such disclosure regardless of whether or not such other section is specifically referenced.

Section 4.1 Organization, Standing and Corporate Power; Charter Documents; Subsidiaries.

(a) Organization, Standing and Corporate Power. RH, each of its “significant subsidiaries” (as such term is used in Rule 1-02 of Regulation S-X of the Exchange Act) (together with Parent and the Merger Subsidiaries, the “RH Significant Subsidiaries”) and except as, individually or in the aggregate, has not had and would not reasonably be likely to have an RH Material Adverse Effect, each of the RH Subsidiaries (other than the Significant Subsidiaries), is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction in which it is incorporated or otherwise organized, and has all requisite corporate (or other entity) power and authority and all requisite approvals from any Governmental Authorities necessary to own, lease and operate its properties and assets and to carry on its business as currently conducted. RH and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each other jurisdiction in which the nature or conduct of its business or the ownership, leasing or operation of its properties and assets makes such qualification, licensing or good standing necessary, in each case except as individually or in the aggregate, has not had and would not reasonably be likely to have an RH Material Adverse Effect.

(b) Charter Documents. RH has delivered or made available to Battery prior to the execution of this Agreement true, correct and complete copies of (i) its certificate of incorporation and any certificates of designation, as amended and currently in effect (collectively, the “RH Charter”), and its by-laws, as amended and currently in effect (together with the Charter, the “RH Organizational Documents”), and (ii) the certificate of incorporation, by-laws or operating or similar organizational documents of each of the RH Significant Subsidiaries, as amended and currently in effect (collectively, the “RH Subsidiary Organizational Documents”), and each such instrument is in full force and effect. RH and each of the RH Significant Subsidiaries is not in violation of its Organizational Documents and, except as, individually or in the aggregate, has not had and would not reasonably be likely to have an RH Material Adverse Effect, no RH Subsidiary (other than the RH Significant Subsidiaries) is in violation of its RH Subsidiary Organizational Documents.

(c) Subsidiaries. Section 4.1(c) of the RH Disclosure Schedule lists all the Subsidiaries of RH as of the date of this Agreement. All the outstanding shares of capital stock of, or other equity interests in, each of the Subsidiaries listed on Section 4.1(c) of the RH Disclosure Schedule have been validly issued, are fully paid and non-assessable and are owned directly or indirectly by RH free and clear of all Liens (other than any Permitted Liens described in clauses (viii) and (ix) of the definition of Permitted Liens) and free of preemptive rights, in each case, with respect to the RH Subsidiaries (other than the RH Significant Subsidiaries), except as, individually or in the aggregate, has not had and would not reasonably be likely to have an RH Material Adverse Effect.

(d) Stockholders. Section 4.1(d) of the RH Disclosure Schedule lists all the holders of RH Stock as of the date of this Agreement and the amount and class of shares held by each such holder.

Section 4.2 Capital Structure of RH. RH represents and warrants that:

(a) The authorized capital stock of RH consists of 1,400,000,000 shares of RH Voting Common Stock, 600,000,000 shares of RH Non-Voting Common Stock and 4,000,000 shares of RH Preferred Stock. As of the close of business on February 5, 2010, (i) 163,357,169 shares of RH Voting Common Stock were issued and outstanding, (ii) 575,656,139 shares of RH Non-Voting Common Stock were issued and outstanding, (iii) 160,231.336 shares of RH Preferred Stock were issued and outstanding (consisting of 110,231.336 shares of Series D Preferred Stock and 50,000 shares of Series E Preferred Stock), (iv) 7,885,845 shares of RH Voting Common Stock were held by RH in its treasury, (v) no shares of RH Non-Voting Common Stock were held by RH in its treasury, (vi) no shares of RH Preferred Stock were held by RH in its treasury, (vii) 28,550,000 shares of RH

Voting Common Stock were reserved for issuance pursuant to RH Incentive Plans, (viii) no shares of RH Non-Voting Common Stock were reserved for issuance pursuant to RH Incentive Plans and (ix) no shares of RH Preferred Stock were reserved for issuance pursuant to RH Incentive Plans. All of the outstanding shares of RH Stock are, and all shares of RH Stock which may be issued pursuant to the exercise of outstanding RH Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable. RH represents that the exercise price of each RH Option is not less than the fair market value (as determined by the RH Board) of the underlying shares on the date the grant of such RH Option was approved by the RH Board. The authorized capital stock of Parent and the Merger Subsidiaries as of the date of this Agreement is set forth in Section 1.1. Except as set forth above and in Section 4.2(b) and except for the Transaction, as of the date hereof, there are no (A) shares of capital stock of RH, Parent or the Merger Subsidiaries authorized, issued or outstanding, (B) existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, Contracts or commitments of any character, relating to the issued or unissued capital stock of RH or any RH Subsidiary, obligating RH or any RH Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock of, or other equity interest in, RH or any RH Subsidiary or securities convertible into or exchangeable for such shares or equity interests, or obligating RH or any RH Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, Contract or commitment and (C) outstanding contractual obligations of RH or any RH Subsidiary to repurchase, redeem or otherwise acquire any shares of RH Stock, or the capital stock of RH, any RH Subsidiary or any Affiliate of RH or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any RH Subsidiary or any other entity. No shares of RH Stock are held by any Subsidiary of RH.

(b) As of the close of business on February 5, 2010, (i) 2,250,000 shares of RH Voting Common Stock were subject to issuance pursuant to outstanding RH Options under RH Incentive Plans, (ii) no shares of RH Non-Voting Common Stock were subject to issuance pursuant to outstanding RH Options under RH Incentive Plans, (iii) no shares of RH Preferred Stock were subject to issuance pursuant to outstanding RH Options under RH Incentive Plans and (iv) 26,300,000 RH Restricted Stock Units were outstanding pursuant to RH Incentive Plans. Section 4.2(b) of the RH Disclosure Schedule sets forth a true, correct and complete list of the number of RH Options and unvested shares underlying RH Restricted Stock Units outstanding under RH Incentive Plans as of the close of business on February 5, 2010, organized by employee, and includes, as applicable, the exercise price, vesting schedule and expiration date of each such RH Option and RH Restricted Stock Unit. There are no RH Options outstanding other than RH Options outstanding under RH Incentive Plans. All shares of RH Stock that may be issued prior to the Effective Time under RH Incentive Plans, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights.

(c) There are no contractual obligations for RH or any of its Subsidiaries to file a registration statement under the Securities Act or which otherwise relate to the registration of any securities of RH or its Subsidiaries under the Securities Act.

(d) No bonds, debentures, notes or other evidences of Indebtedness or other obligations of RH having the right to vote (or which bonds, debentures, notes or other evidences of Indebtedness or other obligations are convertible into or exercisable for RH Stock having the right to vote) on any matters on which stockholders may vote (“RH Voting Debt”) are issued or outstanding as of the date hereof.

(e) As of the date hereof, there are no securities, options, warrants, calls, rights, commitments, Contracts or undertakings of any kind to which RH or any of its Subsidiaries is a party or by which any of them is bound obligating RH or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, RH Voting Debt or other voting securities of RH or any of its Subsidiaries, or obligating RH or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, Contract or undertaking.

(f) Except for this Agreement and the Ancillary Agreements to which RH is a party, neither RH nor any of its Subsidiaries is a party to any currently effective Contract (i) restricting the purchase or transfer of, (ii) relating to the voting of, (iii) requiring the repurchase, redemption or disposition of, or (iv) containing any right of first refusal with respect to, any capital stock of RH or any of its Subsidiaries.

(g) Other than its Subsidiaries, as of the date hereof, RH does not directly or indirectly beneficially own greater than 1% of the outstanding equity or debt securities or other beneficial ownership interests in any other entity. There are no outstanding contractual obligations of RH or any of its Subsidiaries to make any loan to, or any equity or other investment (in the form of a capital contribution or otherwise) in, any RH Subsidiary or any other Person, other than guarantees by RH of any Indebtedness or other obligations of any wholly-owned Subsidiary of RH and other than loans made in the ordinary course consistent with past practice to employees of RH and its Subsidiaries.

(h) RH has made available to Battery a true, correct and complete copy of each RH Credit Facility and the Harbinger Term Loan Facility.

Section 4.3 Authority; Requisite Corporate Approval; Voting Requirements; No Conflict; Required Filings Or Consents.

(a) Authority. Each of the RH Parties has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to RH Stockholder Approval, to consummate the Transaction. The execution, delivery and performance of this Agreement by each of the RH Parties, and the consummation by each of the RH Parties of the Transaction, have been duly and validly authorized by all necessary corporate action on the part of each of them, and no other corporate proceedings on the part of RH and the other RH Parties are necessary to authorize this Agreement or to consummate the Transaction, subject, in the case of the RH Merger, to receipt of RH Stockholder Approval and the adoption of this Agreement by Parent as the sole stockholder of the Merger Subsidiaries (which shall occur immediately after the execution and delivery of this Agreement). This Agreement has been duly executed and delivered by each of the RH Parties. Assuming the due authorization, execution, delivery and performance of this

Agreement by the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of each of the RH Parties enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (regardless of whether considered in a proceeding in equity or at Law).

(b) Requisite Corporate Approval. The RH Board has (i) determined that this Agreement and the Transaction are advisable and fair to and in the best interest of RH and its stockholders, (ii) duly approved this Agreement and the Transaction, which approval has not been rescinded or modified, (iii) resolved to recommend this Agreement and the Transaction to the RH stockholders for adoption and approval and (iv) directed that this Agreement and the Transaction be submitted to the RH stockholders for consideration in accordance with this Agreement.

(c) Voting Requirements. RH represents and warrants that the affirmative vote of a majority of the outstanding shares of (i) the RH Voting Common Stock, (ii) the Series D Preferred Stock and (iii) the Series E Preferred Stock, in each case entitled to vote thereon at a duly convened and held stockholders’ meeting in favor of approval of this Agreement and the Transaction (the “RH Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of RH that is required to approve and adopt this Agreement and authorize the consummation of the Transaction.

(d) No Conflict. The execution, delivery and performance of this Agreement by each of the RH Parties do not, and the consummation by each of the RH Parties of the Transaction and compliance by each of the RH Parties with the provisions of this Agreement will not, conflict with, result in any violation, breach of or default (with or without notice or lapse of time, or both) under, require any consent, waiver or approval under, give rise to any right of termination, cancellation or acceleration of any right, obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets (including intangible assets) of RH or any of its Subsidiaries or any restriction on the conduct of any of the businesses or operations of RH or any of its Subsidiaries under, (i) any of the RH Organizational Documents (assuming the receipt of the RH Stockholder Approval), (ii) any of the RH Subsidiary Organizational Documents (assuming the receipt of the approval of the sole stockholder of each of the Merger Subsidiaries), (iii) any Contract or RH Permit or (iv) subject to the governmental filings and other matters referred to in Section 4.3(e), any Law applicable to RH or any of its Subsidiaries or their respective properties or assets, except in the case of clauses (ii), (iii) and (iv) (with respect to its Subsidiaries other than Parent or the Merger Subsidiaries) as have not had and would not reasonably be likely to have, individually or in the aggregate, an RH Material Adverse Effect.

(e) Required Filings or Consents. No consent, approval, Order or authorization or permit of, action by, or in respect of, or registration, declaration or filing with, or notification to any Governmental Authority is required to be made, obtained, performed or given by or with respect to RH or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by RH or the consummation by RH of the Transaction, except for (i) compliance with, and filings under, the HSR Act, and any applicable filings or notifications under any Competition Laws, (ii) such reports under, or other applicable requirements of, the Exchange Act, the Securities Act or the rules of the NYSE Amex or other appropriate exchange as may be required in connection with this Agreement and the Transaction, (iii) the filing of the RH Merger Filing with, and the acceptance for record of the RH Merger Filing by, the Secretary of State of the State of Delaware and (iv) such consents, approvals, Orders, authorizations, permits, actions, registrations, declarations, filings or notifications, the failure of which to be made, obtained, performed or given as have not had and would not reasonably be likely to have, individually or in the aggregate, an RH Material Adverse Effect.

Section 4.4 Financial Statements; Indebtedness; Information Supplied; Internal Controls.

(a) Financial Statements. Section 4.4(a) of the RH Disclosure Schedule sets forth a true, correct and complete copy of (i) the audited consolidated balance sheets of RH as of June 30, 2009 (the “Most Recent Audited Balance Sheet”) and June 30, 2008 and the related audited statements of income and cash flows for the fiscal years then ended (including, in each case, any notes thereto) (the “Audited Financial Statements”) and (ii) the unaudited quarterly balance sheet of RH as of December 31, 2009 and the related unaudited quarterly statements of income and cash flows for the period then ended (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “RH Financial Statements”). The RH Financial Statements (A) were prepared in accordance with GAAP, applied on a consistent basis for the periods involved, and (B) present fairly, in all material respects, the financial condition of RH as of the dates thereof and the results of its operations and cash flows for the periods then ended, except in the case of the Interim Financial Statements for normal year-end adjustments (the effect of which will not be material to RH and its Subsidiaries, taken as whole) and the absence of footnotes. The RH Financial Statements have been prepared from, and in accordance with, the books and records of RH, which books and records have been regularly kept and maintained in accordance with RH’s normal and customary practices, which are consistent with sound business practices. RH maintains accurate books and records reflecting its assets and liabilities.

(b) Indebtedness. As of February 5, 2010 the only Indebtedness for borrowed money of RH and its Subsidiaries (not including inter-company amounts or operating leases) is pursuant to (i) the RH Credit Facilities, (ii) the Harbinger Term Loan Facility and (iii) not more than $1,000,000 of other Indebtedness for borrowed money.

(c) Information Supplied. None of the information supplied or to be supplied by or on behalf of any RH Party for inclusion in the Proxy Statement and/or the Registration Statement will, when they are filed or at any time they are amended or supplemented or at the time the Registration Statement becomes effective under the Securities Act or at the date the Proxy Statement is first mailed to Battery’s stockholders or at the time of Battery Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 4.4(c), no representation or warranty is made by RH with respect to information or statements made or incorporated by reference in the Proxy Statement and/or the Registration Statement that was not supplied by or on behalf of any RH Party specifically for inclusion or reference therein.

(d) Disclosure Controls; Internal Controls. RH and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding (i) the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) receipts and expenditures of RH and any Subsidiaries being made only in accordance with authorization of management and (iii) prevention or timely detection of the unauthorized acquisition, use or disposition of RH’s or any of its Subsidiaries’ assets that could have a material effect on RH’s financial statements. Each of RH and its Subsidiaries (A) has designed disclosure controls and procedures to ensure that material information relating to such entity and its Subsidiaries is made known to the management of such entity by others within those entities as appropriate on a timely basis and (B) has disclosed to its auditors and RH Board (1) any significant deficiencies in the design or operation of internal controls which are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report financial data and has disclosed to its auditors any material weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls, and RH has provided to Battery copies of any such disclosure in clauses (1) or (2).

Section 4.5 Absence of Certain Changes or Events; No Material Adverse Effect.

(a) Since December 31, 2009 through the date hereof RH and its Subsidiaries have not taken any action of the type described in Section 5.2, that, had such action occurred following the date of this Agreement without Battery’s approval, would be in violation of Section 5.2 and

(b) Since June 30, 2009, there has not been an event, occurrence, effect, change or circumstance, that has had or would reasonably be likely to have, individually or in the aggregate, an RH Material Adverse Effect.

Section 4.6 Compliance; Permits.

(a) RH and its Subsidiaries and their employees hold all authorizations, permits, licenses, certificates, easements, concessions, franchises, variances, exemptions, consents, registrations, approvals and clearances of all Governmental Authorities and third Persons which are required for RH and its Subsidiaries to own, lease and operate their respective properties and other assets and to carry on their respective businesses as they are now being conducted (collectively, the “RH Permits”), except in each case as, individually or in the aggregate, has not had and would not reasonably be likely to have an RH Material Adverse Effect, and all such RH Permits are valid and in full force and effect, except where the failure to have, or the suspension or cancellation of, or the failure to be valid or in full force and effect of, any of RH Permits has not had and would not reasonably be likely to have, individually or in the aggregate, an RH Material Adverse Effect.

(b) RH and each of its Subsidiaries is, and has been since December 31, 2004, in compliance with, and is not, to the knowledge of RH, under investigation with respect to any violation of, and has not been given written notice or threatened in writing with any violation of, the terms of RH Permits and all applicable Laws relating to RH and each of its Subsidiaries or their respective businesses, assets or properties, except in each case as has not had and would not reasonably be likely to have, individually or in the aggregate, an RH Material Adverse Effect.

Section 4.7 Tax Matters.

(a) Neither RH nor any of its Subsidiaries has taken or agreed to take any action that would prevent the Mergers from qualifying as exchanges within the meaning of Section 351 of the Code. To the knowledge of RH, there is no agreement, plan or other circumstance that would prevent the Mergers from qualifying as exchanges within the meaning of Section 351 of the Code.

(b) (i) All material Tax Returns that are required to be filed on or before the Effective Time (taking into account any extensions of time within which to file which have not expired) by or with respect to RH and its Subsidiaries (including any predecessors thereof), have been or will be duly and timely filed with the appropriate Tax Authority on or before the Effective Time, (ii) all such Tax Returns are or will be true, accurate and complete in all material respects, (iii) all Taxes shown to be due on the Tax Returns referred to in clause (i) have been or will be duly and timely paid in full and all other material Taxes that are required to be paid by RH and its Subsidiaries before the Closing have or will be duly and timely paid in full, (iv) all material deficiencies asserted or material assessments made in writing as a result of examinations conducted by any Tax Authority have been duly and timely paid in full, (v) adequate provision has been made in accordance with GAAP for the payment of all material Taxes not yet due and payable for all taxable periods, or portions thereof, ending on or before the date hereof and (vi) neither RH nor any of its Subsidiaries has waived any statutes of limitation with respect to any Taxes of RH or its Subsidiaries, other than waivers that have expired without extension. There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against RH or its Subsidiaries, and no power of attorney granted by RH or its Subsidiaries with respect to any Taxes is currently in force.

(c) RH has made available to Battery true, correct and complete copies of the United States federal and state income Tax Returns filed by RH and its Subsidiaries for the most recent taxable year for which such returns have been filed.

(d) There are no material Liens for Taxes upon any asset of RH or its Subsidiaries, other than Liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP in the most recent financial statements prepared and provided to Battery prior to the date of this Agreement.

(e) Neither RH nor any of its Subsidiaries is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or other similar agreement; neither RH nor any of its Subsidiaries is or has been a member of an affiliated group as defined in Section 1504(a)(1) of the Code (or similar state, local, or foreign filing group) filing consolidated or combined Tax Returns and neither RH nor any of its Subsidiaries is liable for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise.

(f) No material closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to RH or its Subsidiaries and no such agreement or ruling has been applied for and is currently pending.

(g) Neither RH nor any of its Subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

(h) All material Taxes that RH or its Subsidiaries are or were required by Law to withhold or collect (including sales tax and amounts required to be withheld or collected in connection with any amount paid to any employee, independent contractor, creditor, stockholder or any other party) have been duly withheld or collected and, to the extent required by Law, have been duly and timely paid in full to the proper Tax Authority for all taxable periods, or portions thereof, ending on or before the date hereof.

(i) There are no material audits, examinations, deficiency, refund litigation, investigations, judicial or administrative proceedings or claims or material matters in controversy pending or, to the knowledge of RH, threatened with respect to any material Taxes of RH or its Subsidiaries. Neither RH nor any of its Subsidiaries has received written notice of any material claim made by a Tax or other Governmental Authority in a jurisdiction where RH or any of its Subsidiaries, as applicable, does not file a Tax Return, that RH or such Subsidiary is or may be subject to taxation by that jurisdiction. No officer or employee of RH or any of its Subsidiaries, as the case may be, responsible for Tax matters of RH or such Subsidiary, reasonably expects any Tax Authority to assess any additional material Taxes with respect to RH or any of its Subsidiaries.

(j) Neither RH nor any of its Subsidiaries has (i) agreed to make nor is it required to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise or (ii) distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code. Neither RH nor any of its Subsidiaries has disposed of any property in a transaction intended to qualify for tax deferred treatment under Section 1031 or 1033 of the Code in which RH or any of its Subsidiaries, as the case may be, has yet to acquire a replacement property.

(k) Neither RH nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011–4(b).

Section 4.8 Material Contracts.

(a) Section 4.8(a) of the RH Disclosure Schedule sets forth a complete and accurate list of each of the following types of Contracts to which RH or any of its Subsidiaries are parties, or by which any of their assets or properties are bound and under which RH has any outstanding obligations:

(i) any Contract providing for indemnification of any Person by RH (other than RH’s Organizational Documents), except Contracts for goods and services entered into in the ordinary course of business consistent with past practice;

(ii) any master purchase Contract or other Contract material to the business relationship of RH or its Subsidiaries (other than any purchase orders) with the 10 largest customers or suppliers of RH and its Subsidiaries taken as a whole, based on the aggregate sales for the 12 month period preceding the date hereof;

(iii) any Contract that (A) requires annual payments to or from RH of more than $2,000,000 and (B) is not cancelable by RH without liability on 75 or less days’ notice to the other party thereto;

(iv) any Contract that (A) contains any material non-compete or exclusivity provisions (or obligates RH to enter into any material non-compete or exclusivity arrangements) with respect to any line of business (including the ability to research, develop, manufacture, distribute, market or otherwise commercialize any product (including products under development) (“Line of Business”), geographic area or other conduct with respect to RH or, after consummation of the Transaction, Parent or any of its Affiliates or (B) materially restricts the conduct of any Line of Business by RH or, after consummation of the Transaction, by Parent or any of its Affiliates;

(v) any Contract relating to Indebtedness under which RH is the lender or the borrower, or is guaranteeing any Indebtedness or the performance of any other Person, in each case with commitments or outstanding principal amounts in excess of $2,000,000;

(vi) any agreement for capital expenditures or the acquisition or construction of fixed assets for the benefit and use of RH, the performance of which involves consideration in excess of $250,000, annually, or $500,000, in the aggregate, in each case except for any agreement entered into the ordinary course of business consistent with prior practice;

(vii) any Contract involving a partnership, joint venture or the sharing of revenues, profits or expenses that is material to RH and its Subsidiaries taken as a whole;

(viii) any employment, consulting, termination or severance, change of control, or similar Contract requiring RH to make a payment in connection with the Transaction to any employee, director, officer or agent of RH or any of its Subsidiaries;

(ix) any collective bargaining Contract or other Contract with any labor organization, union or association material to RH and its Subsidiaries, taken as a whole;

(x) any Contract for the disposition of the assets, capital stock, other equity interests, or business of RH or any Contract for the acquisition of any assets, capital stock, other equity interests, or any business of any other Person in excess of $250,000, individually, or $1,000,000, in the aggregate;

(xi) any material Contract with a Governmental Authority;

(xii) any material Contract involving any containing confidentiality, standstill or similar obligations of RH to any third Person (other than its Subsidiaries) or a third Person to RH;

(xiii) any Contract that could require the disposition of any material assets or Line of Business of RH or its Subsidiaries (or after the Effective Time, Parent, any of the Surviving Corporations or their Subsidiaries);

(xiv) any Contract pursuant to which RH or any RH Significant Subsidiary grants any third party “most favored nation” status that, following the Effective Time, would be expected to materially restrict the business of Battery; and

(xv) any commitment to enter into any of the foregoing types of agreements.

(b) RH has made available to Battery complete and correct copies of each Contract listed or required to be listed in Section 4.8(a) of the RH Disclosure Schedule (collectively, the “RH Material Contracts”). All of the RH Material Contracts are valid and in full force and effect and enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (regardless of whether considered in a proceeding in equity or at Law), except (i) to the extent that they have previously expired in accordance with their terms or (ii) for any failures to be in full force and effect that has not had and would not reasonably be likely to have, individually or in the aggregate, an RH Material Adverse Effect. Neither RH nor any of its Subsidiaries, nor, to the knowledge of RH, any counterparty to any of the RH Material Contracts has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any of the RH Material Contracts except in each case for those violations and defaults which has not had and would not reasonably be likely to have, individually or in the aggregate, an RH Material Adverse Effect.

Section 4.9 Intellectual Property.

(a) Section 4.9(a) of the RH Disclosure Schedule sets forth a complete and accurate list of all material Intellectual Property owned by RH or any of its Subsidiaries that is the subject of a registration or pending application for registration and lists, in each case, the owner, the jurisdiction and the application or registration number thereof (collectively, “RH Registered Intellectual Property”). RH or one of its Subsidiaries is the sole, exclusive and record owner of all RH Registered Intellectual Property free and clear of all Liens other than Permitted Liens. All material registrations for RH Registered Intellectual Property are subsisting, in full force and effect, and have not been cancelled, expired or abandoned and all application, registration, renewal and maintenance fees in relation thereto have been paid.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to result in an RH Material Adverse Effect, there is no pending or, to the knowledge of RH, threatened Action or other adversarial proceeding before any court, agency, arbitral tribunal or registration authority in any jurisdiction challenging the ownership, validity, enforceability or registrability of any Intellectual Property owned by RH or any of its Subsidiaries, and neither RH nor any of its Subsidiaries has brought or threatened any claims, suits, arbitrations or other adversarial proceedings against any third party alleging misappropriation, infringement, dilution or violation of any Intellectual Property owned by RH or any of its Subsidiaries.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to result in an RH Material Adverse Effect, the conduct of RH’s and its Subsidiaries’ businesses as currently conducted does not infringe upon any Intellectual Property rights owned or controlled by any third party, and no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned by RH or any of its Subsidiaries.

(d) RH and each of its Subsidiaries takes reasonable measures to protect the confidentiality of Trade Secrets used in the operation of its respective business. Except as, individually or in the aggregate, has not had and would not reasonably be expected to result in an RH Material Adverse Effect, (i) no such Trade Secrets have been disclosed or authorized to be disclosed to any third party other than pursuant to a written non-disclosure agreement and (ii) no party to any non-disclosure agreement relating to such Trade Secrets is in breach or default thereof.

(e) Except as, individually or in the aggregate, has not had and would not reasonably be expected to result in an RH Material Adverse Effect, each employee, independent contractor and consultant who has developed material Intellectual Property on behalf of RH or any of its Subsidiaries has done so either as an employee within the scope of his, her or its employment or as an independent contractor pursuant to a written “work made for hire” or assignment agreement that conveys to either RH or its Subsidiaries, as applicable, any and all right, title and interest of such employee, independent contractor or consultant in and to such Intellectual Property.

(f) Except as, individually or in the aggregate, has not had and would not reasonably be expected to result in an RH Material Adverse Effect, neither RH nor any of its Subsidiaries has experienced any defects in the Software used in their respective businesses as currently conducted that have not been substantially resolved, including any error or omission in the processing of any data. RH and its Subsidiaries have in place disaster recovery and business continuity plans and procedures, substantially consistent with industry practice for businesses of a type and size comparable to RH and its Subsidiaries.

(g) Except as, individually or in the aggregate, has not had and would not reasonably be expected to result in an RH Material Adverse Effect, RH and its Subsidiaries have taken reasonable measures to ensure that all personal information gathered in the course of their respective businesses is protected against loss and against unauthorized access, use, disclosure or other misuse.

Section 4.10 Properties.

(a) All material real property and interests in real property owned in fee by RH or any RH Subsidiary (individually, an “RH Owned Property”) are set forth on Section 4.10(a) of the RH Disclosure Schedule. Except as, individually or in the aggregate, has not had and would not reasonably be likely to have an RH Material Adverse Effect, with respect to each RH Owned Property, subject only to (A) Permitted Liens, (B) zoning, building and other similar restrictions, (C) Liens that have been placed by any developer, landlord or other third person on property over which RH or one of its Subsidiaries has easement rights or on any leased property and subordination or similar agreement relating thereto, and (D) discrepancies, conflicts in boundary lines, shortages in area, encroachments, or any other non monetary Liens of a minor nature: (i) RH or an RH Subsidiary has good and marketable fee simple title to all RH Owned Property, (ii) there are no outstanding options or rights of first refusal in favor of any other party to purchase any of RH Owned Property or any portion thereof or interest therein, (iii) there are no leases, subleases, licenses, options, rights, concessions or other agreements affecting any portion of RH Owned Properties, and (iv) to RH’s knowledge, there are no physical conditions or defects at any of RH Owned Properties which materially impair or would be reasonably likely to materially impair the continued operation and conduct of the business of RH and its Subsidiaries, taken as a whole. Any material reciprocal easements, operating agreements, option agreements, rights of first refusal or rights of first offer with respect to any RH Owned Property are set forth in Section 4.10(a) of the RH Disclosure Schedule.

(b) All material real property and interests in real property leased by RH or any RH Subsidiary and any prime or underlying leases related thereto (individually, an “RH Leased Property”; RH Owned Property and RH Leased Property being sometimes referred to herein collectively as “RH Property”) are set forth on Section 4.10(b) of the RH Disclosure Schedule. Except as, individually or in the aggregate, has not had and would not reasonably be likely to have an RH Material Adverse Effect, RH or an RH Subsidiary has good and valid leasehold title to all RH Leased Property, subject only to Permitted Liens and matters described in clauses (B), (C) and (D) of Section 4.10(a). Prior to the date hereof, a true, correct and complete copy of each lease for RH Leased Property listed in Section 4.10(b) of the RH Disclosure Schedule has been made available to Battery.

With respect to each lease for RH Leased Property (individually, an “RH Real Property Lease”), (i) each lease is valid, binding and in full force and effect and enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (regardless of whether considered in a proceeding in equity or at Law), (ii) neither RH nor any of its Subsidiaries or, to the knowledge of RH, any other party to such RH Real Property Lease is in breach or default under such lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default, or permit the termination, modification or acceleration of rent thereunder, and (iii) neither RH nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any Person the right to use or occupy such RH Leased Property or any portion thereof, except in each case of clauses (i) through (iii) as has not had and would not reasonably be likely to have, individually or in the aggregate, an RH Material Adverse Effect.

(c) As of the date hereof, neither RH nor any of its consolidated Subsidiaries has received notice of any pending, and to the knowledge of RH, there are no threatened, condemnation proceedings with respect to any RH Property.

Section 4.11 Litigation; No Undisclosed Liabilities.

(a) Except with respect to any Action that may be commenced after the date of this Agreement with respect to the Transaction, there is no Action which would reasonably be expected to result in damages to RH or its Subsidiaries in excess of $500,000 pending or, to the knowledge of RH, threatened against or affecting RH or any of its Subsidiaries or any of their respective properties or assets. Neither RH nor any of its Subsidiaries is subject to any Order of, or before, any Governmental Authority, except as, individually or in the aggregate, is not and would not reasonably be expected to be material to RH and its Subsidiaries, taken as a whole. There are no investigations or proceedings pending or, to the knowledge of RH, threatened by any Governmental Authority with respect to RH or any of its Subsidiaries or any of their properties or assets, except as, individually or in the aggregate, is not and would not reasonably be expected to be material to RH and its Subsidiaries, taken as a whole.

(b) Neither RH nor any of its Subsidiaries has any liability or obligation of any nature, whether known or unknown, accrued, absolute, contingent, determined, determinable or otherwise that would be required to be reflected on a consolidated balance sheet of RH and its Subsidiaries prepared in accordance with GAAP, other than liabilities or obligations (i) reflected on the Most Recent Audited Balance Sheet, (ii) incurred in the ordinary course of business consistent with past practice since June 30, 2009, (iii) incurred by or on behalf of RH in connection with this Agreement and the Transaction or (iv) that, individually or in the aggregate, has not had and would not reasonably be likely to have an RH Material Adverse Effect.

Section 4.12 Takeover Statutes. No Takeover Statute or anti-takeover provision in the RH Organizational Documents, would prohibit or restrict the ability of the RH Parties to perform their obligations under this Agreement or their ability to consummate the Transaction, including the RH Merger.

Section 4.13 Labor Matters.

(a) Neither RH nor any of its Subsidiaries is a party to any collective bargaining agreement or any other agreement with a labor union or labor organization, nor is any such agreement presently being negotiated. Except as would not reasonably be likely to have an RH Material Adverse Effect, the execution of this Agreement and the consummation of the Transaction by RH (i) will not result in any breach or other violation of any collective bargaining agreement or any other agreement with a labor union or labor organization to which RH or any of its Subsidiaries is a party and (ii) does not require any notification to or consent by any labor union, labor organization or works council.

(b) To the knowledge of RH, and except as would not reasonably be likely to result in a material liability to RH and its Subsidiaries, taken as a whole, in the U.S. (i) there is no organizational effort currently being made or threatened by or on behalf of any labor union, works council, or labor organization to organize any employees of RH or any of its Subsidiaries, (ii) no demand for recognition of any employees of RH or any of its Subsidiaries has been made by or on behalf of any labor union, works council or labor organization and (iii) no petition has been filed, nor has any proceeding been instituted by any employee of RH or any of its Subsidiaries or group of employees of RH or any of its Subsidiaries with any labor relations board or commission seeking recognition of a collective bargaining representative.

(c) There is no pending or, to the knowledge of RH, threatened, labor strike, dispute, walk-out, work-stoppage, slow-down or lockout involving RH or any of its Subsidiaries, except where such dispute, work stoppage, slow down or lockout, or, with respect to individuals providing services outside the U.S., such strike or walk-out, has not had or would not, individually or in the aggregate, reasonably be likely to have an RH Material Adverse Effect.

(d) To the knowledge of RH, no employee of RH or any of its Subsidiaries with the title of vice-president or higher is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by RH or its Subsidiaries or (ii) to the knowledge or use of Trade Secrets or proprietary information.

Section 4.14 Employee Benefit Plans and Related Matters; ERISA.

(a) Section 4.14(a) of the RH Disclosure Schedule sets forth a true, correct and complete list of each RH Benefit Plan. With respect to each RH Benefit Plan that primarily covers individuals providing services in the U.S., RH has provided or made available to Battery a current, accurate and complete copy thereof, and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable; (iii) any summary plan description and summaries of material modifications; and (iv) the most recent year’s Form 5500 and attached schedules and audited financial statements, if any.

(b) Each RH Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualification and, to the knowledge of RH, no event has occurred that would reasonably be expected to adversely affect such qualification. Each RH Benefit Plans has been operated and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, except as, individually or in the aggregate, has not had and would not reasonably be likely to have an RH Material Adverse Effect. No liability under Title IV of ERISA has been incurred by RH, any RH Subsidiary or any ERISA Affiliate of RH that has not been satisfied in full (other than with respect to amounts not yet due), except as, individually or in the aggregate, has not had and would not reasonably be likely to have an RH Material Adverse Effect. With respect to each Title IV Plan to which RH, any RH Subsidiary or any ERISA Affiliate of RH contributes or sponsors, the present value of projected benefit obligations under such Title IV Plan did not, as of its latest valuation date, exceed the then current value of the assets of such Title IV Plan allocable to such projected benefit obligations by an amount in excess of $10,000,000. There are no pending or, to the knowledge of RH, threatened, material claims by or on behalf of any of RH Benefit Plans, by any employee or beneficiary covered under any RH Benefit Plan or otherwise involving any RH Benefit Plan (other than routine claims for benefits), except as, individually or in the aggregate, has not had and would not reasonably be likely to have an RH Material Adverse Effect.

(c) Neither RH nor any ERISA Affiliate contributes to or has been obligated to contribute during the preceding six years to any “multiemployer pension plan,” as defined in section 3(37) of ERISA.

(d) Section 4.14(d) of the RH Disclosure Schedule sets forth any medical or death benefits (whether or not insured) with respect to current or former employees or directors of RH or any RH Subsidiary beyond their retirement or other termination of service, other than (i) coverage mandated solely by applicable Law, (ii) death benefits or retirement benefits under any “employee pension plan” (as defined in Section 3(2) of ERISA), (iii) deferred compensation benefits accrued as liabilities on the books of RH or an RH Subsidiary or (iv) benefits the full costs of which are borne by the current or former employee or director or his or her beneficiary.

(e) Neither the negotiation or the execution of this Agreement or the consummation of the Transaction by RH (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any current or former director, officer, employee or independent contractor of RH or any RH Subsidiary to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other material obligation under any RH Benefit Plan or (iii) result in any breach or violation of, default under or limit RH’s right to amend, modify or terminate any RH Benefit Plan.

(f) Except with respect to individuals identified in Section 4.14(f) of the RH Disclosure Schedule, no amount or other entitlement that could be received as a result of the Transaction (alone or in conjunction with any other event) by any “disqualified individual” (as defined in Section 280G(c) of the Code) with respect to RH will constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code); provided that, to the extent there is any such payment, RH will use its commercially reasonable efforts to obtain the shareholder approval that satisfies the requirements of 280G(b) of the Code. No director, officer, employee or independent contractor of RH or any RH Subsidiary is entitled to receive any gross-up or additional payment by reason of the Tax required by Section 409A or 4999 of the Code being imposed on such Person.

(g) With respect to each RH Benefit Plan established or maintained outside of the U.S. primarily for the benefit of employees of RH or any RH Subsidiary residing outside of the U.S. (a “Foreign RH Benefit Plan”), except as, individually or in the aggregate, has not had or would not be reasonably likely to have an RH Material Adverse Effect: (i) all employer and employee contributions to each Foreign RH Benefit Plan required by Law or by the terms of such Foreign RH Benefit Plan have been made, or, if applicable, accrued, in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Foreign RH Benefit Plan, the liability of each insurer for any Foreign RH Benefit Plan funded through insurance or the book reserve established for any Foreign RH Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign RH Benefit Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; (iii) each Foreign RH Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities; and (iv) no contribution notice, financial support, direction or restoration order under the U.K. Pensions Act 2004 has been issued to RH or any of its affiliates in respect of the Russell Hobbs Limited Pension and Life Assurance Plan (the “U.K. Pension Plan”), and there is no circumstance likely to give rise to any of the foregoing and the trustees of the U.K. Pension Plan have not at any time entered into any agreement to reduce the amount of any debt due (under Section 75 of the U.K. Pensions Act 1996) to the U.K. Pension Plan.

Section 4.15 Environmental Matters.

(a) Except as, individually or in the aggregate, has not and would not reasonably be expected to result in a liability that is material to RH and its Subsidiaries, taken as a whole, and except for matters which have fully been resolved, the operations of RH and its Subsidiaries are, and at all times since January 1, 2004, have been, in compliance with all applicable Environmental Laws, including possession and compliance with the terms of all RH Permits required by Environmental Laws and there are not present or, to the knowledge of RH, past facts or circumstances that would materially increase the cost of maintaining such compliance in the future.

(b) Except as, individually or in the aggregate, has not and would not reasonably be expected to result in a liability that is material to RH and its Subsidiaries, taken as a whole, there are no pending, or to the knowledge of RH, threatened Actions under or pursuant to Environmental Laws by the Environmental Protection Agency or any other Governmental Authority or any other Person against RH or any of its Subsidiaries or involving any Real Property currently or, to the knowledge of RH, formerly operated or leased by RH or any of its Subsidiaries or to which RH or any of its Subsidiaries could be deemed to hold or have held title or against any Person whose liability RH or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of Law.

(c) RH and its Subsidiaries have not, since December 31, 2007 received notice of any allegations of any Environmental Liabilities, including non-compliance with any applicable Environmental Laws, and no facts, circumstances or conditions relating to, associated with or attributable to any Real Property currently or formerly operated or leased or other sites at which Hazardous Materials were disposed of, or allegedly disposed of, or to which RH or any of its Subsidiaries could reasonably be deemed to hold or have held title or RH’s or any of its Subsidiaries’ operations thereon, has resulted in or is reasonably likely to result in Environmental Liabilities that would have or reasonably be likely to have, individually or in the aggregate, an RH Material Adverse Effect.

(d) There have been no releases of Hazardous Materials at any Real Property currently or formerly owned or operated by RH or any of its Subsidiaries, which releases are reasonably likely to create any liability for Cleanup or remediation under Environmental Laws, in each case except as, individually or in the aggregate, has not had and would not reasonably be likely to have an RH Material Adverse Effect.

(e) Except as expressly set forth in this Section 4.15 and except for the representations and warranties in Section 4.4 and those relating to RH Permits as expressly set forth in Section 4.6, neither RH nor its Subsidiaries make any representation or warranty regarding compliance or failure to comply with, or any actual or contingent liability under, any Environmental Laws.

Section 4.16 Insurance. All material insurance policies of RH and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and as is customary for the industries in which RH and its Subsidiaries operate, in each case, except as, individually or in the aggregate, has not had and would not reasonably be likely to have an RH Material Adverse Effect. Neither RH nor its Subsidiaries are in breach or default under, and neither RH nor its Subsidiaries have taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any insurance policies, in each case, except as, individually or in the aggregate, has not had and would not reasonably be likely to have an RH Material Adverse Effect.

Section 4.17 Foreign Corrupt Practices And International Trade Sanctions And Ethical Practices. To the knowledge of RH, neither RH, nor any of its Subsidiaries, nor any of their respective directors, officers, agents, employees or any other Persons acting on their behalf has, in connection with the operation of their respective businesses, (a) used or promised any RH or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, as if it were applicable to RH or its Subsidiaries at that time, or any other similar applicable Law, (b) paid, promised, accepted or received any unlawful contributions, payments, expenditures or gifts or (c) violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign Laws.

Section 4.18 Interested Party Transactions. There are no Contracts or other transactions or series of similar transactions between RH or any of its Subsidiaries, on the one hand, and any Person currently who is or who was in the past three years, (a) a current or former officer or director of RH, (b) a record or beneficial owner of five percent (5%) or more of the securities of RH or (c) an Affiliate of RH or of any such director or record or beneficial owner, on the other hand, that are currently in effect, except in each case as described in any Contracts between or among RH and any of its wholly-owned Subsidiaries or between or among any of RH’s wholly-owned Subsidiaries.

Section 4.19 Brokers and Advisors. RH represents and warrants that, except for fees payable to Credit Suisse, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction based upon arrangements made by or on behalf of RH or its Affiliates.

Section 4.20 Financing. Exhibit E sets forth true and complete fully executed copies of the commitment letters, including all exhibits, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (the “Debt Commitment Letters”), pursuant to which and subject to the terms and conditions thereof, each of the parties thereto (other than RH) have severally agreed to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Debt Financing”) for the purposes set forth in such Debt Commitment Letters. The Debt Commitment Letters have not been amended, restated or otherwise modified or waived prior to the date of this Agreement, and the respective commitments contained in the Debt Commitment Letters have not been withdrawn, modified or rescinded in any respect prior to the date of this Agreement. As of the date of this Agreement, each Debt Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of RH, and, to the knowledge of RH, each of the other parties thereto, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (regardless of whether considered in a proceeding in equity or at Law). There are no conditions precedent to the portion of the Debt Financing to be funded on the Closing Date, other than as expressly set forth in the Debt Commitment Letters. Subject to the terms and conditions of the Debt Commitment Letters, and assuming the accuracy in all respects of Battery’s representations and warranties with respect to Battery and its Subsidiaries, taken as a whole, in this

Agreement and any of the Ancillary Agreements to which it is a party, the net proceeds contemplated from the Debt Financing, together with other financial resources of RH, including, the aggregate proceeds available from the issuance of shares of Special RH Preferred Stock, and including cash on hand and marketable securities of Parent, the Merger Subsidiaries, RH, Battery and the respective Subsidiaries of RH and Battery on the Closing Date, will, in the aggregate, be sufficient for the satisfaction of all of Parent’s and the Merger Subsidiaries’ obligations under this Agreement, including the payment of any amounts required to be paid pursuant to Article I or Article II, and the payment of any debt required to be repaid in connection with the Transaction and of all fees and expenses reasonably expected to be incurred in connection herewith. As of the date of this Agreement, (i) assuming the accuracy of the Battery’s representations and warranties contained in Section 3.5 hereof, no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default), in each case, on the part of RH under the Debt Commitment Letters or, to the knowledge of RH, any other party to the Debt Commitment Letters, and (ii) subject to the satisfaction of the conditions contained in Sections 7.1 and 7.2 hereof (other than Section 7.1(f)), RH does not have any knowledge that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing or any other funds necessary for the satisfaction of all of Parent’s and the Merger Subsidiaries’ obligations under this Agreement and the payment of any debt required to be repaid in connection with the Transaction and of all fees and expenses reasonably expected to be incurred in connection herewith will not be available to Parent on the Closing Date; provided, that no representation or warranty is being made herein with respect to the condition set forth as item 14 on Exhibit E to the Debt Commitment Letter with respect to the minimum amount of Availability (as defined in the Debt Commitment Letter). RH has fully paid, on behalf of Parent, all commitment fees or other fees required to be paid prior to the date of this Agreement pursuant to the Debt Commitment Letters. The Lead Arrangers are not prohibited by any contractual arrangement with any Harbinger Party or any Affiliate thereof, including RH, from providing financing to any other Person in connection with an Alternative Proposal.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1 Conduct of Battery’s Business.

(a) Except as (i) otherwise expressly permitted or required under or by this Agreement (including as contemplated by Section 6.22) or any Ancillary Agreement, (ii) set forth in Section 5.1(a) of the Battery Disclosure Schedule, (iii) consented to by RH in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or (iv) required by any Law, Battery agrees that, during the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to its terms, Battery shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to conduct its business in the ordinary course in a manner consistent with past practice in all material respects, and use its reasonable best efforts to preserve, in all material respects, consistent with past practices, its business organizations intact, including the assets and properties of the business, services of its current officers and key employees, and relations with customers, suppliers, licensors, licensees, distributors, Governmental Authorities and others having commercial/business dealings with Battery or any of its Subsidiaries.

(b) In addition, and without limiting the generality of Section 5.1(a), Battery agrees that, during the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to its terms, except as (i) otherwise expressly permitted or required under or by this Agreement (including as contemplated by Section 6.22), (ii) set forth in Section 5.1(b) of the Battery Disclosure Schedule, (iii) consented to by RH in writing (it being agreed that any request for a consent shall be considered in good faith by RH) or (iv) required by any Law, Battery shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do, or agree to do, any of the following:

(i) amend or otherwise change, or fail to comply with, the Battery Organizational Documents or the Battery Subsidiary Organizational Documents;

(ii) make any change in its authorized or issued capital stock or other equity interests or, directly or indirectly, acquire, redeem, issue, deliver, encumber, pledge, sell or otherwise dispose of any of its capital stock or other equity interests or securities convertible into, or exercisable or exchangeable for, any of its capital stock or other equity interests or authorize any such action;

(iii) split, combine or reclassify any of its capital stock or other equity interests or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(iv) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock of Battery, except for dividends and distributions by a direct or indirect wholly-owned Subsidiary of Battery to Battery or a direct or indirect wholly-owned Subsidiary of Battery;

(v) renew, extend, modify, amend or terminate, or waive, release or assign any material rights or material claims under, any Battery Material Contract, except renewals as required by Law or by such Battery Material Contract, or enter into any other Contract that, if existing on the date of this Agreement, would be a Battery Material Contract, in each case except in the ordinary course of business;

(vi) enter into any agreement with respect to the voting of the capital stock of Battery;

(vii) issue any Indebtedness in excess of $250,000, individually, or $5,000,000, in the aggregate other than (A) the incurrence of Indebtedness under the Battery Credit Facilities, (B) for extensions, renewals or refinancings (with new Indebtedness in amounts not greater than the existing Indebtedness being replaced) of existing Indebtedness or (C) inter-company Indebtedness;

(viii) acquire (by merger, consolidation, acquisition of stock or assets or other business combination) any Person, all or substantially all of the assets of any Person, business or business unit, merge or consolidate with any Person or form any joint venture;

(ix) except as permitted in clause (viii) immediately above, adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, bankruptcy, merger or other reorganization of Battery or any of its Subsidiaries, or enter into a letter of intent or agreement in principle with respect thereto;

(x) enter into any new line of business or open or close any existing facility, plant or office, in each case except in the ordinary course of business;

(xi) sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to the business of Battery and its Subsidiaries, taken as a whole, except in the ordinary course of business consistent with past practice;

(xii) enter into any hedging arrangements, except in the ordinary course of business;

(xiii) make or commit or agree to make any capital expenditures in excess of $250,000, individually, or $1,000,000, in the aggregate, except in the ordinary course of business consistent with past practice or in accordance with Battery’s current capital expenditure budget;

(xiv) make any loans, advances or capital contributions to, or investments in, any Person (other than wholly-owned Subsidiaries of Battery), except in the ordinary course of business consistent with past practice;

(xv) cancel, release, compromise or settle any material Action, or waive or release any material rights of Battery, including any Action that relates to the Transaction, except in the ordinary course of business consistent with past practice;

(xvi) except as required by Law, enter into, adopt, amend in any material respect or otherwise modify in any material respect any Battery Benefit Plan, accelerate the payment or vesting of benefits or amounts payable or to become payable under any Battery Benefit Plan as currently in effect on the date hereof, fail to make any required contribution to any Battery Benefit Plan, merge or transfer any Battery Benefit Plan or the assets or liabilities of any Battery Benefit Plan, change the sponsor of any Battery Benefit Plan, or terminate or establish any Battery Benefit Plan, in each case other than in the ordinary course of business, consistent with past practice;

(xvii) grant any increase in the compensation or benefits of directors or officers of Battery or any Battery Subsidiary;

(xviii) enter into, renew or amend any collective bargaining agreement, except in the ordinary course of business consistent with past practice;

(xix) make any material change in any method of accounting or accounting practice policy other than as required by applicable Law or by a change in GAAP or similar principles in foreign jurisdictions;

(xx) make or change any material Tax election unless such election is (A) required by Law or (B) consistent with elections historically made by it;

(xxi) change an annual accounting period, file any material amended Tax Return, enter into any material closing agreement, settle any material Tax claim or assessment, surrender any material right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, or take any other similar action, or omit to take any action relating to the filing of any material Tax Return or the payment of any material Tax;

(xxii) revalue any assets unless required by GAAP; or

(xxiii) authorize, agree or otherwise commit to take any of the foregoing actions.

Section 5.2 Conduct of RH’s Business.

(a) Except as (i) otherwise expressly permitted or required under or by this Agreement (including as contemplated by Section 6.16) or any Ancillary Agreement, (ii) set forth in Section 5.2(b) of the RH Disclosure Schedule, (iii) consented to by Battery in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or (iv) required by any Law, RH agrees that, during the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to its terms, RH shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to conduct its business in the ordinary course in a manner consistent with past practice in all material respects, and use its reasonable best efforts to preserve, in all material respects, consistent with past practices, its business organizations intact, including the assets and properties of the business, services of its current officers and key employees, and relations with customers, suppliers, licensors, licensees, distributors, Governmental Authorities and others having commercial/business dealings with RH or any of its Subsidiaries.

(b) In addition, and without limiting the generality of Section 5.2(a), RH agrees that, during the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to its terms, except as (i) otherwise expressly permitted or required under or by this Agreement (including as contemplated by Section 6.16), (ii) set forth in Section 5.2(b) of the RH Disclosure Schedule, (iii) consented to by Battery in writing (it being understood that any request for a consent shall be considered in good faith by Battery) or (iv) required by any Law, RH shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do, or agree to do, any of the following:

(i) amend or otherwise change, or fail to comply with, the RH Organizational Documents or the RH Subsidiary Organizational Documents;

(ii) make any change in its authorized or issued capital stock or other equity interests or, directly or indirectly, acquire, redeem, issue, deliver, encumber, pledge, sell or otherwise dispose of any of its capital stock or other equity interests or securities convertible into, or exercisable or exchangeable for, any of its capital stock or other equity interests or authorize any such action other than shares of RH Common Stock issued pursuant to RH Options exercised in the ordinary course of business;

(iii) split, combine or reclassify any of its capital stock or other equity interests or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(iv) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock of RH, except for dividends and distributions by a direct or indirect wholly-owned Subsidiary of RH to RH or a direct or indirect wholly-owned Subsidiary of RH;

(v) renew, extend, modify, amend or terminate, or waive, release or assign any material rights or material claims under, any Material Contract, except renewals as required by Law or by such Material Contract, enter into any other Contract that, if existing on the date of this Agreement, would be a Material Contract, in each case except in the ordinary course of business;

(vi) enter into any agreement with respect to the voting of the capital stock of RH;

(vii) issue any Indebtedness in excess of $250,000, individually, or $5,000,000, in the aggregate other than (A) the incurrence of Indebtedness under the RH Credit Facilities and/or the Harbinger Term Loan Facility or (B) for extensions, renewals or refinancings (with new Indebtedness in amounts not greater than the existing Indebtedness being replaced) of existing Indebtedness or (C) inter-company Indebtedness;

(viii) acquire (by merger, consolidation, acquisition of stock or assets or other business combination) any Person, all or substantially all of the assets of any Person, business or business unit, merge or consolidate with any Person or form any joint venture;

(ix) except as permitted in clause (viii) immediately above, adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, bankruptcy, merger or other reorganization of RH or any of its Subsidiaries, or enter into a letter of intent or agreement in principle with respect thereto;

(x) enter into any new line of business or open or close any existing facility, plant or office, in each case except in the ordinary course of business;

(xi) sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to the business of RH and its Subsidiaries, taken as a whole, except in the ordinary course of business consistent with past practice;

(xii) enter into any hedging arrangements, except in the ordinary course of business;

(xiii) make or commit or agree to make any capital expenditures in excess of $250,000, individually, or $500,000, in the aggregate, except in the ordinary course of business consistent with past practice or in accordance with RH’s current capital expenditure budget;

(xiv) make any loans, advances or capital contributions to, or investments in, any Person (other than wholly-owned Subsidiaries of RH), except in the ordinary course of business consistent with past practice;

(xv) cancel, release, compromise or settle any material Action, or waive or release any material rights of RH, including any Action that relates to the Transaction, except in the ordinary course of business consistent with past practice;

(xvi) except as required by Law, enter into, adopt, amend in any material respect or otherwise modify in any material respect any RH Benefit Plan, accelerate the payment or vesting of benefits or amounts payable or to become payable under any RH Benefit Plan as currently in effect on the date hereof, fail to make any required contribution to any RH Benefit Plan, merge or transfer any RH Benefit Plan or the assets or liabilities of any RH Benefit Plan, change the sponsor of any RH Benefit Plan, or terminate or establish any RH Benefit Plan, in each case other than in the ordinary course of business, consistent with past practice;

(xvii) grant any increase in the compensation or benefits of directors or officers of RH or any RH Subsidiary;

(xviii) enter into, renew or amend any collective bargaining agreement, except in the ordinary course of business consistent with past practice;

(xix) make any material change in any method of accounting or accounting practice policy other than as required by applicable Law or by a change in GAAP or similar principles in foreign jurisdictions;

(xx) make or change any material Tax election unless such election is (A) required by Law or (B) consistent with elections historically made by it;

(xxi) change an annual accounting period, file any material amended Tax Return, enter into any material closing agreement, settle any material Tax claim or assessment, surrender any material right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, or take any other similar action, or omit to take any action relating to the filing of any material Tax Return or the payment of any material Tax;

(xxii) revalue any assets unless required by GAAP;

(xxiii) accelerate the timing of collection of any accounts receivable in any material respect or delay or defer the timing of payment of any accounts payable in any material respect or otherwise modify its collection or payment policies, procedures or practices in any material respect; or

(xxiv) authorize, agree or otherwise commit to take any of the foregoing actions.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Battery Solicitation.

(a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m., prevailing Eastern time, on March 25, 2010 (the “Solicitation Termination Date”), Battery and its Representatives shall have the right (acting through, or consistent with the recommendation of, the Special Committee) to: (i) initiate, encourage, facilitate, solicit and seek Alternative Proposals (or inquiries, proposals or other offers that may lead to an Alternative Proposal), including by way of providing access to non-public information (subject to entering into an Acceptable Confidentiality Agreement with each recipient); provided, that Battery shall promptly (and in any event within 48 hours) provide to RH any non-public information concerning Battery or its Subsidiaries that is provided or made available to any Person to the extent that such access was not previously provided or made available to RH and (ii) enter into and maintain discussions or negotiations with respect to Alternative Proposals or any other proposals that would reasonably be expected to lead to an Alternative Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such requests, proposals, discussions or negotiations.

(b) Subject to Section 6.1(d) and Section 6.1(e) from the Solicitation Termination Date until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, Battery shall not, and shall not permit its Subsidiaries and Representatives to, directly or indirectly: (i) initiate, knowingly encourage, knowingly facilitate, solicit or seek (including in each case by way of furnishing non-public information or assistance to any Person) any inquiries with respect to, or the making, submission, announcement or implementation of, any proposal or other action that constitutes, or may reasonably be expected to lead to, any Alternative Proposal, (ii) initiate, knowingly encourage, participate in or solicit any discussions or negotiations with any Person (whether such discussions or negotiations are initiated by Battery, any of its Representatives or a third party), other than RH or any of its Representatives, regarding or in furtherance of such inquiries or relating to an Alternative Proposal, (iii) provide any non-public information, documentation or data to any Person, other than RH or any of its Representatives, relating to an Alternative Proposal, (iv) otherwise cooperate with or knowingly facilitate any effort or attempt to make, implement or accept any Alternative Proposal, (v) amend or grant any waiver or release under any standstill agreement, confidentiality agreement or agreement restricting a party from engaging in negotiations or discussions with Battery, (vi) adopt or approve any Alternative Proposal, or propose the approval or adoption of any Alternative Proposal, or resolve or agree to take any such action or (vii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which is intended to or is reasonably likely to lead to any Alternative Proposal (other than an Acceptable Confidentiality Agreement as set forth in the provisions of Section 6.1(d)); provided, however, that, subject to Battery complying with Section 6.1(c), and subject to the last two sentences of this Section 6.1(b), nothing contained in this Section 6.1(b) shall prohibit Battery from taking any of the actions described in clause (i) through (v) of this Section 6.1(b) with respect to any Person who made a bona fide written Alternative Proposal received prior to the Solicitation Termination Date with respect to which the requirements of Section 6.1(d)(i) and Section 6.1(d)(iii) have, together with any other Alternative Proposals contemplated by the proviso to the definition of “Superior Proposal”, been satisfied as of the Solicitation Termination Date and thereafter continuously through the date of determination (any Person so submitting such Alternative Proposal(s) and continuously meeting such requirements, an “Excluded Party”); provided, however, that following the Solicitation Termination Date, an Excluded Party shall be deemed to continuously meet such requirements, if, during the course of ongoing negotiations, there is no period of greater than three (3) continuous Business Days during which the Alternative Proposal submitted by such Person, together with any other bona fide Alternative Proposals contemplated by the proviso in the definition of a “Superior Proposal” with respect to which discussions or negotiations remain active, shall fail to satisfy the requirements of Section 6.1(d)(iii). Except with respect to any Excluded Party, on the day following the Solicitation Termination Date, Battery shall immediately cease and cause its Subsidiaries and Representatives to terminate any solicitation, encouragement, discussion or negotiation or cooperation with or assistance or participation in, or facilitation of any such inquiries, proposals, discussions or negotiations with any Persons conducted theretofore by Battery, its Subsidiaries or any of its Representatives with respect to any Alternative Proposal and request and instruct to be returned or destroyed all non-public information provided by or on behalf of Battery or any of its Subsidiaries to such Person. Notwithstanding anything in this Section 6.1 to the contrary, any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement immediately at such time as such Alternative Proposal, together with any other bona fide Alternative Proposals contemplated by the proviso in the definition of a “Superior Proposal” with respect to which discussions or negotiations remain active, made by such party is withdrawn, terminated, expires or at any time fails to satisfy the requirements of Section 6.1(d)(iii) for a period of three (3) continuous Business Days. No party shall be an Excluded Party unless the Battery Board (acting through, or consistent with the recommendation of, the Special Committee) determines that such party is an Excluded Party no later than the Solicitation Termination Date.

(c) Within 48 hours after the Solicitation Termination Date, Battery shall notify RH, in writing, of the identity of each Excluded Party, if any, and provide RH a copy of each Alternative Proposal received from each Excluded Party (or, where no such copy is available, a reasonably detailed written description of such Alternative Proposal). From and after the Solicitation Termination Date, Battery shall promptly (and in any event within 48 hours) notify RH in the event that Battery, its Subsidiaries or Representatives receives any Alternative Proposal (including any material modifications thereto or to any proposal made by an Excluded Party) or any request for non-public information or any inquiry relating in any way to any Alternative Proposal. Following the Solicitation Termination Date, Battery shall provide RH with written notice of the material terms and conditions of such Alternative Proposal, request or inquiry, and the identity of the Person or group of Persons making any such Alternative Proposal, request or inquiry, and shall promptly (and in any event no later than within 48 hours) advise RH of any material development relating thereto. Battery has not entered into any agreement prior to the date hereof, and will not enter into any agreement following the date hereof, that would prevent Battery from providing such information to RH.

(d) Notwithstanding anything to the contrary contained in Section 6.1(b), if at any time following the date of this Agreement and prior to obtaining the Battery Stockholder Approval (i) Battery has received a written Alternative Proposal from a third party that the Battery Board (acting through, or consistent with the recommendation of, the Special Committee) believes in good faith to be bona fide, (ii) such Alternative Proposal did not result from a breach of this Section 6.1 and (iii) the Battery Board (acting through, or consistent with the recommendation of, the Special Committee) determines in good faith, after consultation with financial advisors and outside legal counsel, that such Alternative Proposal, together with any other bona fide Alternative Proposals contemplated by the proviso in the definition of a “Superior Proposal” with respect to which discussions or negotiations remain active, constitutes or would reasonably be expected to result in a Superior Proposal, then Battery may (A) furnish information with respect to Battery and its Subsidiaries to the Person making such Alternative Proposal and (B) participate in discussions or negotiations with the Person making such Alternative Proposal regarding such Alternative Proposal; provided, that Battery (x) will not, and will not permit its Subsidiaries or Representatives to, disclose any non-public information to such Person without first entering or having entered into an Acceptable Confidentiality Agreement with such Person and (y) will promptly (and in any event within 48 hours) provide to RH any non-public information concerning Battery or its Subsidiaries provided or made available to such other Person which was not previously made available to RH. For the avoidance of doubt, prior to obtaining the Battery Stockholder Approval, Battery shall in any event be permitted to take the actions described in clauses (A) and (B) above with respect to any Excluded Party for so long as such party remains an Excluded Party, and from and after obtaining the Battery Stockholder Approval no Person shall be an Excluded Party.

(e) Notwithstanding anything in Section 6.1(b) to the contrary, (i) if a material development or material change in circumstances, in each case, that relates to Battery, RH or the transactions contemplated hereby, but does not relate to any Alternative Proposal and which first becomes known to the Battery Board after the date hereof and prior to obtaining the Battery Stockholder Approval (an “Intervening Event”) or (ii) if Battery receives an Alternative Proposal which the Battery Board (acting through, or consistent with the recommendation of, the Special Committee) concludes in good faith, after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which may be offered by RH in accordance with this Section 6.1(e), then, in each case, the Battery Board (acting through, or consistent with the recommendation of, the Special Committee) may at any time prior to obtaining the Battery Stockholder Approval, if it determines in good faith, after consultation with outside legal counsel, that not taking such action would be inconsistent with the fiduciary duties of the Battery Board to the Battery stockholders under applicable Law (A) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to RH, the Battery Board Recommendation (a “Board Recommendation Change”), (B) only in the case of clause (ii) of this Section 6.1(e), approve or recommend such Superior Proposal, and/or (C) only in the case of clause (ii) of this Section 6.1(e), terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal pursuant to Section 8.1(e); provided, however, that Battery shall not terminate this Agreement pursuant to the foregoing clause (C), and any purported termination pursuant to the foregoing clause (C) shall be void and of no force or effect, unless at or concurrently with such termination Battery pays the Termination Fee and the Reimbursable Expenses in full and otherwise complies with the provisions of Section 8.3; and provided, further, that neither the Battery Board nor the Special Committee may make a Board Recommendation Change pursuant to the foregoing clause (A), approve or recommend any Superior Proposal pursuant to the foregoing clause (B) or terminate this Agreement pursuant to the foregoing clause (C) unless (x), in the case of clauses (B) and (C), such Superior Proposal did not result from a breach by Battery of this Section 6.1 and (y) in the case of clauses (A), (B) and (C):

(i) the Battery Board shall have first provided at least three (3) Business Days prior written notice (a “Notice”) to RH that it is prepared to take the applicable action in response to an Intervening Event or a Superior Proposal, as applicable, which notice shall (i) describe such Intervening Event or Superior Proposal, as applicable, in reasonable detail, and (ii) in the case of a Superior Proposal, be accompanied by the most current version of all relevant written agreements or proposals relating to the transaction that constitute such Superior Proposal together with, in the case of an Alternative Proposal that includes non-cash consideration, the value or range of values attributed by the Battery Board in good faith to such non-cash consideration after consultation with financial advisors; and

(ii) RH does not make, within such three-Business Day period, a proposal that would, in the good faith judgment of the Battery Board (acting through, or consistent with the recommendation of, the Special Committee, after consultation with its outside legal counsel and independent financial advisors), cause the Alternative Proposal previously constituting a Superior Proposal to no longer constitute a Superior Proposal or the material development or material change to no longer constitute an Intervening Event, as applicable, in each case, taking into consideration any risk of non-consummation and all legal, financial, regulatory and other aspects of such proposal. Battery agrees that, during the three-Business Day period prior to its effecting a Board Recommendation Change or taking another action permitted by clause (B) or (C), Battery and its Representatives shall negotiate in good faith with RH and its Representatives regarding any revisions to the terms of the transactions contemplated hereunder such that the Alternative Proposal in question no longer constitutes a Superior Proposal. Each successive modification of any Alternative Proposal shall constitute a new Acquisition Proposal for purposes of this Section 6.1(e).

(f) Nothing contained in this Agreement shall prohibit Battery or the Battery Board from (i) taking and disclosing to the Battery stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act with respect to an Alternative Proposal or (ii) making any disclosure to the stockholders of Battery (other than a Board Recommendation Change, which may be made only in accordance with Section 6.1(e)) if the Battery Board determines in good faith, after consultation with its legal counsel, that such disclosure is required by its fiduciary duties under applicable Law; provided, however, that any disclosure of a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or an express rejection of any applicable Alternative Proposal together with an express reaffirmation of its recommendation to its stockholders in favor of the Transaction and the Battery Merger shall be deemed to be a Board Recommendation Change.

(g) In the event that Battery makes a Board Recommendation Change, it shall promptly make a public announcement of such change and such announcement and shall set forth the material reasons for such change.

Section 6.2 RH Solicitation. Except as provided in the Harbinger Support Agreement or as set forth in Section 6.2 of the RH Disclosure Schedule, during the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to its terms, RH shall not, and shall not permit any of its Subsidiaries or any of its or its Subsidiaries’ Representatives to, directly or indirectly, (a) discuss, negotiate, undertake, authorize, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any Alternative Proposal, (b) knowingly facilitate, knowingly encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Alternative Proposal, (c) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of RH or its Subsidiaries in connection with an Alternative Proposal, (d) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing or (e) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to any Alternative Proposal. RH shall, and shall cause its

Representatives to, cease immediately all discussions and negotiations regarding any proposal that constitutes, or could reasonably be expected to lead to, an Alternative Proposal and shall demand the prompt return or destruction of all confidential information previously furnished in connection therewith.

Section 6.3 Preparation of SEC Documents. As promptly as practicable after the execution of this Agreement, (a) Parent, RH and Battery shall prepare and file with the SEC the proxy statement/prospectus (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) to be sent to the stockholders of Battery relating to the meeting of Battery’s stockholders (the “Battery Stockholders’ Meeting”) to be held to consider the approval of the Battery Merger and (b) RH shall cause Parent to prepare and file with the SEC a registration statement on Form S-4 or such other applicable form as Battery and RH may agree (as amended or supplemented from time to time, the “Registration Statement”), in which the Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Battery Merger. Each party shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and, prior to the effective date of the Registration Statement, RH shall cause Parent to take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) to be taken under any applicable state securities Laws in connection with the issuance of shares of Parent Common Stock in the Mergers. Each of Parent, Battery and RH shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Registration Statement and the Proxy Statement. As promptly as practicable after the Registration Statement shall have become effective, Battery shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders as of the record date for Battery Stockholders’ Meeting. No filing of, or amendment or supplement to, the Registration Statement or the Proxy Statement will made (in each case including documents incorporated by reference therein) without providing Battery, RH and Parent with a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to Battery, RH or Parent, or any of their respective Affiliates, directors or officers, should be discovered by Battery, RH or Parent which should be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Battery. Battery or Parent, as applicable, will advise the other parties hereto promptly after it receives any oral or written request by the SEC for amendment of the Proxy Statement or the Registration Statement, as applicable, or comments thereon and responses thereto or requests by the SEC for additional information and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. Battery, RH and Parent shall use their respective reasonable best efforts, after consultation with each other, to resolve all such requests or comments with respect to the Proxy Statement or the Registration Statement, as applicable, as promptly as reasonably practicable after receipt thereof. Without limiting the generality of the foregoing, each of Battery, RH and Parent shall fully cooperate with each other in the preparation of each of the Proxy Statement and the Registration Statement and each of RH, Parent and Battery shall, upon request, furnish Battery or Parent, as applicable, with all information concerning it and its Affiliates as the requesting party may deem reasonably necessary or advisable in connection with the preparation of the Proxy Statement or the Registration Statement, as applicable. Battery and Parent shall notify each other promptly of the time when the Registration Statement has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Registration Statement or for additional information.

Section 6.4 Battery Board Recommendation. Subject to Section 6.1(e), the Battery Board shall recommend that Battery’s stockholders vote in favor of approval of the matters described in Section 3.3(c) (the “Battery Board Recommendation”) and Battery, acting through the Board of Directors of Battery, shall include in the Proxy Statement such recommendation, and shall otherwise use its reasonable best efforts to obtain Battery Stockholder Approval; provided, that, except as otherwise agreed in writing by Battery and such parties; under no circumstances shall Battery’s directors, officers or stockholders be required to expend any personal funds (other than reasonable business expenses reimbursable by Battery), incur any liabilities or bring (or threaten to bring) any Action against a third party in order to obtain Battery Stockholder Approval. This Section 6.4 shall not be construed to require Battery to make any payment to any stockholder in exchange for such stockholder’s vote in favor of the Transaction.

Section 6.5 Battery Stockholder Meeting; RH Stockholder Approval.

(a) As promptly as practicable after the Proxy Statement is prepared and Battery has mailed (or otherwise made electronically available) the Proxy Statement to Battery’s stockholders, Battery shall take, in accordance with applicable Law and the Battery Organizational Documents, all action reasonably necessary to convene the Battery Stockholders’ Meeting to consider and vote upon the approval of the Transaction, to cause such vote to be taken and to obtain the Battery Statutory Stockholder Approval and the affirmative vote of a majority of the shares of Battery Common Stock (other than any shares of Battery Common Stock beneficially owned by the Harbinger Parties) outstanding and entitled to vote thereon (such approval together with the Battery Statutory Stockholder Approval, the “Battery Stockholder Approval”).

(b) As promptly as practicable after the date hereof, RH shall take, in accordance with applicable Law and the RH Organizational Documents, all action reasonably necessary to obtain from its stockholders the RH Stockholder Approval.

Section 6.6 Access to Information; Confidentiality; Public Announcements.

(a) Subject to the Confidentiality Agreement and subject to applicable Law, each of Battery and RH shall, and shall cause its Subsidiaries to, afford to the other party and to the directors, officers, employees, consultants, accountants, counsel, advisors and other agents and representatives of such other party (collectively, “Representatives”), reasonable access at all reasonable times during normal business hours on reasonable notice prior to the Effective Time to all their respective properties, books, Contracts, commitments, personnel and records (provided that such access shall not unreasonably interfere with the business or operations of such party) and, during such period, each of Battery and RH shall, and shall cause its Subsidiaries to, furnish promptly to the other party all information concerning its business, properties and personnel as such other party may reasonably request; provided, that nothing in this Section 6.6(a) or Section 6.6(b) shall require a party to provide any access, or to disclose any information, if permitting such access or disclosing such information would (i) violate applicable Law, (ii) violate any of its obligations with respect to confidentiality (provided that such party shall, upon the request of the other party, use its reasonable best efforts to obtain the required consent of any third party to such access or disclosure) or (iii) result in the loss of attorney-client or similar privilege (provided that such party shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege). No review pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.

(b) Each of RH, Battery and the Merger Subsidiaries shall hold, and shall cause its officers, employees, accountants, counsel, financial advisors and other representatives and Affiliates to hold, any non-public information in accordance with the terms of the Confidentiality Agreement.

(c) Except with respect to any Board Recommendation Change made in accordance with the terms of this Agreement, and subject to Section 6.1(f), each of RH, Battery and the Merger Subsidiaries hereby agrees that it shall not, and shall cause its Affiliates and representatives not to, issue or cause the publication of any press release or other public statement or any written communications to investors, employees and vendors with respect to this Agreement or the Transaction without the prior written consent of the other parties hereto; provided, however, that nothing herein will prohibit any party from issuing or causing publication of any such press release or public announcement to the extent that such disclosure (i) is required by applicable Law, in which case the party making such determination will use its reasonable best efforts to allow the other parties hereto reasonable time to comment on such release or announcement in advance of its issuance or (ii) contains only information that has already been included in a prior public statement made in accordance with this Section 6.6(c) and such party has provided the other parties hereto with advance notice of such press release or public announcement.

Section 6.7 Antitrust Filings; Reasonable Best Efforts.

(a) Each of the parties to this Agreement agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to this Agreement in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transaction and to cause the conditions set forth in Article VII to be satisfied as promptly as practicable. In furtherance and not in limitation of the foregoing, as promptly as practicable after the date hereof (to the extent not made prior to the date hereof), RH shall (or shall cause its applicable Affiliates to) and Battery shall (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transaction and all other necessary filings, forms, declarations, notifications, registrations and notices with other Governmental Authorities under Competition Laws relating to the Transaction, (ii) use their reasonable best efforts to obtain all other necessary actions, waivers, consents, licenses, Battery Permits or RH Permits, as applicable, authorizations, Orders and approvals from Governmental Authorities and the making of all other necessary registrations and filings (including filings with Governmental Authorities, if any), (iii) use their reasonable best efforts to obtain all consents, approvals or waivers from third parties that are necessary to consummate the Transaction, (iv) execute, deliver and perform any such additional instruments reasonably necessary to consummate the Transaction and to fully carry out the purposes of this Agreement and (v) use their reasonable best efforts to provide all such information concerning such party, its Subsidiaries, its Affiliates and its Subsidiaries’ and Affiliates’ officers, directors, employees and partners as may be reasonably requested in connection with any of the matters set forth in this Section 6.7(a).

(b) Each party shall use its reasonable best efforts to respond at the earliest practicable date to any requests for additional information made by the Federal Trade Commission, the United States Department of Justice or any other Governmental Authorities, and act in good faith and reasonably cooperate with the other parties in connection with any investigation of any Governmental Authority. Each party shall use its reasonable best efforts to furnish to each other all information required for any filing, form, declaration, notification, registration and notice. The parties will consult and cooperate with one another in connection with any information or proposals submitted in connection with proceedings under or relating to any Competition Law.

(c) Notwithstanding the foregoing, in connection with efforts to obtain the termination or expiration of any waiting period under any applicable Competition Laws, (i) in no event shall “reasonable best efforts” of any party include commencing litigation or threatening to commence litigation, opposing any motion or action for a temporary, preliminary or permanent injunction against the transactions contemplated by this Agreement or entering into a consent decree or other commitment containing such party’s agreement to hold separate or divest its or its Subsidiaries’ plants, assets or businesses, or agreeing to any limitations on its or its Subsidiaries’ conduct or actions, and in no event shall any party be required to take any of the foregoing actions and (ii) nothing herein shall require Battery or RH to take any action with respect to compliance with Competition Law or the obtaining of any consent, clearance or the expiration of any applicable waiting period under Competition Law which would bind such Person or its Subsidiaries irrespective of whether the Closing occurs.

Section 6.8 Fees and Expenses. Except as set forth in Section 8.3 of this Agreement, all fees and expenses incurred in connection with this Agreement and the Mergers shall be paid by the party incurring such fees or expenses.

Section 6.9 Listing of Parent. Each of Parent, RH and Battery shall use all of their respective reasonable best efforts to cause the Parent Common Stock issuable under Article II, and those shares of Parent Common Stock required to be reserved for issuance in connection with the Transaction (including under the Battery Incentive Plan), to be authorized for listing on the NYSE (or, if such a listing is not capable of being obtained, then on The NASDAQ Stock Market or the NYSE Amex), upon official notice of issuance.

Section 6.10 Taxes.

(a) RH and Battery shall use their reasonable best efforts, and shall cause their respective Subsidiaries to use their reasonable best efforts, to take or cause to be taken any action necessary for the Mergers to qualify as a exchanges within the meaning of Section 351 of the Code. Neither RH nor Battery shall, nor shall they permit any of their respective Subsidiaries to, take or cause to be taken any action that would disqualify the Mergers as exchanges within the meaning of Section 351 of the Code.

(b) Each of RH and Battery shall report the Mergers as exchanges within the meaning of Section 351 of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c) Battery and RH shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any gains, sales, use, transfer, value added, stock transfer, real estate transfer, and stamp taxes, any transfer, recording, registration and other fees or any similar Taxes which become payable in connection with the Transaction that are required or permitted to be filed on or before the Effective Time.

Section 6.11 Notification of Certain Matters. Battery shall give prompt notice to RH, and RH shall give prompt notice to Battery, of any change or event that would have or would reasonably be likely to have, individually or in the aggregate, a Battery Material Adverse Effect, or an RH Material Adverse Effect, as applicable, or which would be reasonably likely to result in the failure of any of the conditions to the obligations of the other party set forth in Article VII to be satisfied. Notwithstanding the above, the delivery of any notice pursuant to this Section 6.11 will not limit, expand or otherwise affect the representations, warranties, covenants or agreements of the parties or the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the applicable Merger.

Section 6.12 Stockholder Litigation. Each party shall keep the other parties reasonably informed with respect to the defense or settlement of any stockholder Action against it and its directors relating to the Transaction. Each party shall give the other parties the opportunity to consult with it regarding the defense or settlement of any such stockholder Action and shall not settle any such Action without the other parties’ prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.13 The Financing.

(a) RH will use its reasonable best efforts to take, or cause to be taken, and Battery shall provide cooperation on a reasonable best efforts basis to RH in connection with, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letters. RH will use its reasonable best efforts (i) to maintain the Debt Commitment Letters in effect, enter into and to cause Parent and each of the Subsidiaries of RH or Battery, as the case may be, to enter into definitive agreements with respect to the Debt Financing on the terms and conditions reflected in the Debt Commitment Letters, (ii) to satisfy on a timely basis all conditions applicable to it and to Parent in such definitive agreements and to comply with its obligations thereunder and (iii) to consummate the Debt Financing no later than the Closing. Battery will use its reasonable best efforts to enter into and to cause each of its Subsidiaries, as the case may be, to enter into definitive agreements with respect to the Debt Financing on the terms and conditions reflected in the Debt Commitment Letters. If any party becomes aware that all or any portion of the Debt Financing is not available to consummate the transactions contemplated by this Agreement, then that party shall promptly notify each of the other parties, and each party shall use its reasonable best efforts to obtain, and each of the other parties shall use reasonable best efforts to assist the other parties in obtaining, alternative financing from alternative financing sources on terms that are no less favorable to RH, Battery and their respective Subsidiaries than those set forth in the Debt Commitment Letters and in an amount that is adequate to pay all fees and expenses and required debt repayments associated with the transactions contemplated by this Agreement and to make any other payments necessary to consummate the transactions contemplated by this Agreement (the “Alternative Financing”). In such event, the term “Debt Financing” as used in this Agreement shall be deemed to include any Alternative Financing, the term “Debt Commitment Letter” as used in this Agreement shall be deemed to include any commitment letter issued in connection with any Alternative Financing, and the term “Financing Documents” as used in this Agreement shall be deemed to include any credit agreements and other loan documents, underwriting or note purchase agreements, indentures, currency or interest hedging agreements and other contracts in connection with any Alternative Financing. RH shall give Battery prompt oral and written notice (but in any event not later than 48 hours after the occurrence) of any material breach by any party to the Debt Commitment Letters or of any condition therein not likely to be satisfied, in each case, of which RH has knowledge or any termination of any Debt Commitment Letter. RH shall keep Battery informed on a reasonably current basis of the status of its efforts to consummate the Debt Financing. RH shall not amend or alter, or agree to amend or alter, any Debt Commitment Letter in any manner that would reasonably be expected to delay the transactions contemplated by this Agreement beyond the Outside Date without the prior written consent of Battery. For the avoidance of doubt, the syndication of the Debt Financing (to the extent permitted by the Debt Commitment Letters) shall be deemed not to violate RH’s obligations under this Agreement.

(b) Each party shall provide, and shall cause its Subsidiaries and Representatives to provide, all cooperation in connection with the parties’ efforts to obtain the Debt Financing or the Alternative Financing as may reasonably be requested by any of the other parties or by the Lead Arrangers, including (i) providing financial and other information relating to it and its Subsidiaries to each other party and the lenders and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (the “Financing Parties”) that is customary for such financing or reasonably necessary for the completion of the Debt Financing by the Financing Parties, including information regarding the business, operations, financial projections and prospects of such party and its Subsidiaries that is customary for such financing or reasonably necessary for the completion of the Debt Financing by the Financing Parties, (ii) participating and causing its senior management to participate in a reasonable number of meetings (including customary one-on-one meetings) with any Financing Parties and other presentations, road shows, drafting sessions, due diligence sessions (including accounting due diligence sessions) and sessions with the rating agencies as are reasonably necessary for the completion of the Debt Financing by the Financing Parties, (iii) assisting in the preparation of (A) any customary offering documents, bank information memoranda, Forms 8-K, registration statements, prospectuses and similar documents (including all historical and pro forma financial statements and information regarding such party and its Subsidiaries that is required by Regulations S-K and S-X to be included or incorporated by reference in a registration statement) for any of the Debt Financing or offering of debt securities in connection therewith, and (B) materials for rating agency presentations, (iv) cooperating with the marketing efforts for any of the Debt Financing (including consenting to the use of such party’s and its Subsidiaries’ logos), (v) assisting in the preparation of and executing and delivering (or using reasonable best efforts to obtain from its advisors), and causing its Subsidiaries to execute and deliver (or use reasonable best efforts to obtain from its advisors), (A) credit agreements and other loan documents, underwriting or note purchase agreements, indentures, currency or interest hedging agreements and other contracts in connection with any of the Debt Financing (collectively, the “Financing Documents”), customary certificates (including a certificate of the chief financial officer of such party or any Subsidiary with respect to solvency matters), legal opinions or other documents and instruments relating to guarantees and other matters ancillary to the Debt Financing as may be reasonably requested by each other party in connection with any of the Debt Financing and other documents required to be delivered under the Financing Documents and (B) the amendment of any of such party’s or its Subsidiaries’ existing credit facilities, currency or interest hedging agreements, or other agreements, in each case, on terms satisfactory to each other party and that are reasonably requested by each other party in connection with any of the Debt Financing; provided, that no obligation of any party or any of its Subsidiaries under any such agreements or amendments shall be effective until the Closing, (vi) using its reasonable best efforts, as appropriate, to have its independent accountants provide their reasonable cooperation and assistance, including providing customary comfort letters to the underwriters in connection with the initial purchase of any securities in connection with any Debt Financing and providing customary consents to inclusion of their audit reports in registration statements of Parent, (vii) providing authorization letters to the Financing Parties authorizing the distribution of information to prospective lenders or investors and containing a representation to the Financing Parties that the public side versions of such documents, if any, do not include material nonpublic information about such party or its Affiliates or securities, (viii) using its reasonable best efforts to ensure that the Financing Parties benefit from the existing lending relationships of such party and its Subsidiaries, (ix) cooperating reasonably with the Financing Parties’ due diligence investigation of such party and its Subsidiaries, including (A) due diligence performed by any Financing Parties and their respective counsel in connection with any of the Debt Financing, to the extent customary and reasonable and to the extent not unreasonably interfering with its business and (B) a borrowing base audit with respect to such party’s accounts and inventory and an appraisal of the net orderly liquidation value of such party’s inventory, and (x) taking such actions and providing such information and assistance as the Financing Parties may reasonably request in connection with creating Liens upon or pledging collateral to secure the Debt Financing or the Alternative Financing. Notwithstanding the foregoing, until the Effective Time occurs, neither Battery nor any of its Subsidiaries shall (A) be required to pay any commitment or other similar fee, (B) have any liability or any obligation under any credit agreement or any related document or any other agreement or document related to the Debt Financing (or Alternative Financing) or (C) be required to incur any other liability other than with respect to out-of-pocket expenses (including attorneys’ fees) in connection with the Debt Financing (or any Alternative Financing). RH (i) acknowledges and agrees that Battery, its Subsidiaries and their respective Representatives shall not have any responsibility for, or incur any liability to any Person under, the Debt Financing or any Alternative Financing other than with respect to out-of-pocket expenses (including attorneys’ fees) and (ii) shall indemnify and hold harmless Battery, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses (other than with respect to out-of-pocket expenses (including attorneys’ fees) incurred in connection with compliance with Section 6.13) suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith, except (x) with respect to any information provided by Battery or any of its Subsidiaries or (y) in the event that any such losses, damages, claims, costs or expenses arose out of result from the willful misconduct or gross negligence of Battery, its Subsidiaries or their respective Representatives.

(c) Each party acknowledges and agrees that the obligations of each party with respect to the Debt Financing are only as set forth in this Section 6.13, and no other provision herein, including Section 6.7, shall be deemed to expand or otherwise modify such obligations.

Section 6.14 Indemnification, Exculpation and Insurance.

(a) Each of Parent and the Surviving Corporations shall, and Parent shall cause the Surviving Corporations to, assume and perform the obligations with respect to all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of Battery and RH as provided in the Battery Organizational Documents or the RH Organizational Documents, as applicable, or any indemnification Contract between such directors or officers and Battery or RH, as applicable (in each case, as in effect on the date hereof), without further action, as of the Effective Time and such obligations shall survive the Effective Time and shall continue in full force and effect in accordance with their terms.

(b) In the event that either Parent or any of the Surviving Corporations or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of Parent or the applicable Surviving Corporation, as applicable, shall expressly assume the obligations set forth in this Section 6.14.

(c) For six (6) years after the Effective Time, Parent shall maintain (directly or indirectly through Battery’s or RH’s existing insurance programs, as applicable) in effect Battery’s and RH’s current directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, covering each Person currently covered by Battery’s and RH’s directors’ and officers’ liability insurance policy, as applicable, on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on the date hereof; provided, however, that Parent may (i) substitute therefor policies of Parent with another insurance company of comparable standing to Battery’s or RH’s current insurer, as applicable, and containing terms and conditions, including with respect to coverage (including as coverage relates to deductibles and exclusions) and amounts no less favorable to such directors and officers or (ii) request that Battery or RH, as applicable, obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the Effective Time); provided, further, that in satisfying its obligation under this Section 6.14(c), none of Battery, RH or Parent shall be obligated to pay more than 300% of the premiums paid as of the date of this Agreement by Battery or RH, as applicable, to obtain such coverage. It is understood and agreed that in the event such coverage cannot be obtained for such amount or less in the aggregate, Parent shall only be obligated to provide the maximum coverage as may be obtained for such aggregate amount.

(d) The provisions of this Section 6.14 (i) are intended to be for the benefit of, and will be enforceable from and after the Effective Time by, each indemnified party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

Section 6.15 Section 16 Matters. Prior to the Effective Time, each of Parent and Battery shall use its reasonable best efforts to cause any dispositions of Battery Common Stock (including derivative securities with respect to Battery Common Stock) resulting from the Transaction by each individual, and each Person that may be deemed a “director by deputization”, who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Battery to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.16 Water Business Spin-Off. Prior to the Effective Time, RH shall use its reasonable best efforts to distribute 100% of the capital stock or other equity interests in its Subsidiaries, Stamekon Holding Ltd. and Applica Water Products, to the stockholders of RH.

Section 6.17 No Other Representations and Warranties.

(a) Except for the representations and warranties contained in Article IV or the Ancillary Agreements, Battery acknowledges and agrees that neither RH nor any other Person on behalf of RH makes, nor has Battery relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to RH or with respect to any other information provided to or made available to Battery in connection with the Transaction. Subject to Section 4.4 and Section 6.3, neither RH nor any other Person will have or be subject to any liability or indemnification obligation to Battery or any other Person resulting from the distribution to Battery, or Battery’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Battery in certain data rooms or management presentations in expectation of the Transaction, unless any such information is expressly included in a representation or warranty contained in Article IV or in an applicable section of the RH Disclosure Schedule.

(b) Except for the representations and warranties contained in Article III or the Ancillary Agreements, RH acknowledges and agrees that neither Battery nor any other Person on behalf of Battery makes, nor has RH relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Battery or with respect to any other information provided to or made available to RH in connection with the Transaction. Subject to Section 3.4 and Section 6.3, neither Battery nor any other Person will have or be subject to any liability or obligation to RH or any other Person resulting from the distribution to RH, or RH’s use of, any such information, including any information, documents, projections, forecasts or other material made available to RH in certain data rooms or management presentations in expectation of the Transaction, unless any such information is expressly included in a representation or warranty contained in Article III or in an applicable section of the Battery Disclosure Schedule.

Section 6.18 Battery Investment in Battery Merger Sub. On the Business Day immediately preceding the contemplated Closing Date, (a) RH and Parent shall cause Battery Merger Sub to issue and sell to Battery, and Battery shall purchase, newly issued shares of common stock of Battery Merger Sub for an aggregate purchase price of $51.00 such that after giving effect to such issuance and sale, Battery shall own a number of shares of Battery Merger Sub common stock representing 51% of the aggregate issued and outstanding shares of Battery Merger Sub common stock and (b) concurrently with the consummation of the purchase and sale of such newly issued shares, Battery shall cause Battery Merger Sub to execute and deliver one or more supplemental indentures pursuant to which Battery Merger Sub shall agree to assume and be bound (in each case as a subsidiary guarantor thereunder) by the terms and conditions of the Indenture, dated as of August 28, 2009, among Battery, certain Subsidiaries of Battery, as guarantors, and U.S. Bank National Association, as trustee.

Section 6.19 Indebtedness of RH Owed to Harbinger. Immediately following the Effective Time, Parent shall acquire the Harbinger Term Loan Facility by issuing to the Harbinger Parties (pro rata based on the portion of Indebtedness under the Harbinger Term Loan Facility held by each Harbinger Party) a number of newly issued and non-assessable shares of Parent Common Stock equal to the quotient obtained by dividing (a) the aggregate amount of Indebtedness under the Harbinger Term Loan (including accrued but unpaid interest thereon and any prepayment penalties or premiums payable in connection with the repayment thereof) as of the close of business on the Business Day immediately preceding the Closing Date (such amount, the “Harbinger Term Loan Amount”) by (b) $31.50 (as adjusted to fully reflect the appropriate effect of any stock splits, reverse stock split, stock dividend, including any dividend or distribution of securities convertible into Battery Common Stock or Parent Common Stock, reorganization, recapitalization, reclassification or other similar change with respect to Battery Common Stock or Parent Common Stock having a record date on or after the date hereof and prior to the Effective Time).

Section 6.20 Listing of Battery. Battery shall use its reasonable best efforts to cause the outstanding shares of Battery Common Stock to be listed on the NYSE (or, if such a listing is not capable of being obtained, then on The NASDAQ Stock Market or the NYSE Amex) as promptly as reasonably practicable after the date hereof; provided, however, that if the Battery Common Stock shall not have been listed on the NYSE (or, if such a listing is not capable of being obtained, then on The NASDAQ Stock Market or the NYSE Amex) prior to the date determined by the Battery Board to be the record date for the Battery Stockholder Meeting, the parties shall (a) restructure the method of combining Battery and RH contemplated hereby such that the combination shall be effected through the merger of a newly-formed Delaware corporation which shall be a wholly-owned Subsidiary of Battery with and into RH, with RH surviving as the surviving corporation and (b) amend this Agreement and any related Transaction Documents appropriately to reflect such revised transaction structure.

Section 6.21 Performance by Parent and the Merger Subsidiaries. RH (and, with respect to Battery Merger Sub, following the investment described in Section 6.18, Battery) shall cause Parent and the Merger Subsidiaries to perform all of their covenants, agreements and obligations under this Agreement and the other agreements contemplated hereby.

Section 6.22 Battery Consent Solicitation.

(a) Battery shall deliver, or cause to be delivered such officers’ certificates, opinions of counsel, supplemental indentures, if any, required by the indenture governing the Battery 12% Senior Subordinated Toggle Notes due 2019 (the “Battery Bonds”) to effect the Battery Merger in compliance with such indenture and without any default or event of default arising as a result of the consummation of the Battery Merger.

(b) Within ten (10) Business Days following the date hereof, Battery shall commence a consent solicitation (the “Battery Consent Solicitation”) to seek the consent of the holders of the outstanding aggregate principal amount of the Battery Bonds to modify certain provisions contained in the indenture governing the Bonds (as supplemented, the “Indenture”) on such terms and conditions as are described on Section 6.22 to the Battery

Disclosure Schedule and as otherwise reasonably acceptable to Parent and RH. Promptly following the expiration date of such consent solicitation, assuming the requisite consents needed to amend the Indenture are received, Battery shall execute a supplemental indenture to the Indenture reflecting the amendments to such indenture consented to in the Battery Consent Solicitation (the “Supplemental Indenture”). The Supplemental Indenture shall become effective upon execution and shall become operative concurrently with the Effective Time, and Battery shall use its reasonable best efforts to cause the trustee under the Indenture to promptly enter into the Supplemental Indenture. Each party shall provide and shall use its reasonable best efforts to cause its Representatives to provide all cooperation requested by the other parties in connection with the Battery Consent Solicitation, including the execution of all agreements and delivery of opinions of counsel and officer’s certificates necessary to commence and consummate the Battery Consent Solicitation and cause the Supplemental Indenture to become effective. The Battery Consent Solicitation and other actions taken in connection therewith shall be conducted in accordance with the terms of the Indenture and all applicable rules and regulations of the SEC and other applicable Laws, including the Exchange Act. Parent and RH and their respective counsel shall be given a reasonable opportunity to review and comment on the documents to be utilized in connection with the Battery Consent Solicitation prior to commencement of the Battery Consent Solicitation.

Section 6.23 Company Reorganization. Immediately following Effective Time, Parent shall (a) contribute 100% of the equity interests of the RH Surviving Corporation to the Battery Surviving Corporation, such that after giving effect to such contribution, RH Surviving Corporation will be a wholly-owned Subsidiary of the Battery Surviving Corporation and immediately thereafter (b) contribute 100% of the equity interests of the Battery Surviving Corporation to a newly-formed Delaware limited liability company which will be a wholly-owned Subsidiary of Parent. Each of Parent, RH and Battery shall cooperate to permit the actions described in this Section 6.23 to occur immediately following the Effective Time.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligation of each party to effect the Transaction is subject to the satisfaction or waiver (to the extent permitted by applicable Law and other than the conditions set forth in Section 7.1(a) which may not be waived by any party) at or prior to the Closing of the following conditions:

(a) Stockholder Approvals. The Battery Stockholder Approval and the RH Stockholder Approval shall have been obtained.

(b) Governmental Consents and Approvals. All filings with, and all consents, approvals and authorizations of, any Governmental Authority required to be made or obtained by Parent, Battery, RH or any of their Subsidiaries to consummate the Transaction, shall have been made or obtained, except for those the failure of which to be made or obtained does not have and would not reasonably be likely to have, individually or in the aggregate, an RH Material Adverse Effect and/or a Battery Material Adverse Effect (determined, for purposes of this clause, after giving effect to the Transaction).

(c) No Injunctions or Restraints. No Law or other legal restraint or prohibition, entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction shall be in effect which prohibits, makes illegal or enjoins the consummation of the Transaction.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act, and no stop order suspending the effectiveness thereof shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) Antitrust Waiting Periods. The waiting periods (and any extensions thereof) applicable to Parent, RH, Battery or any of their respective Affiliates in connection with the Mergers under the HSR Act shall have been terminated or shall have expired. The waiting periods (and any extensions thereof) applicable to Parent, RH, Battery or any of their respective Affiliates in connection with the Mergers under any other applicable Competition Laws shall have been terminated or shall have expired.

(f) Financing. All conditions to the funding of the Debt Financing under the Debt Commitment Letters or a commitment with respect to Alternative Financing (in each case other than conditions that by their nature cannot be satisfied until the Closing) shall have been satisfied so that, at the time of Closing, RH and Battery shall receive the proceeds of the Debt Financing on terms that are no less favorable to RH, Battery or any of the Surviving Corporations than those set forth in the Debt Commitment Letters.

Section 7.2 Additional Conditions to Obligations of RH. The obligations of RH to effect the RH Merger are further subject to satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties set forth in Article III shall be true and correct on the date of this Agreement and as of the Closing Date as though made on the Closing Date, except that the accuracy of representations and warranties that by their terms speak as of some other date will be determined as of such date, in all cases except where the failure to be true and correct does not have and would not reasonably be likely to have, individually or in the aggregate, a Battery Material Adverse Effect (it being agreed that for purposes of this Section 7.2(a), all representations and warranties shall be deemed not to be qualified by any reference to “material,” “Material Adverse Effect” or similar qualifiers other than the representations and warranties in Section 3.4(b)(ii) and Section 3.5(b)); provided, however, that the representations and warranties set forth in (i) the first sentence of Section 3.1(a), Section 3.1(b) as it applies to Battery’s Organizational Documents, Section 3.2 (other than Section 3.2(g)), Section 3.3(a), Section 3.3(b) and Section 3.3(c) and Section 3.12 shall be true and correct in all material respects on the date of this Agreement and as of the Closing Date as though made on the Closing Date and (ii) Section 3.5(b) shall be true and correct in all respects on the date of this Agreement.

(b) Performance of Obligations of Battery. Battery shall have performed, or complied with, in all material respects, all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date (other than obligations under Section 6.11).

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change, effect or circumstance that has had, or is reasonably likely to have, a Battery Material Adverse Effect.

(d) Officer’s Certificates. RH shall have received an officer’s certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Battery to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

(e) FIRPTA Certificate. Battery shall have delivered to Parent a certificate that interests in Battery are not U.S. real property interests within the meaning of Section 897(c) of the Code, which certificate shall be provided pursuant to Treasury Regulation Section 1.1445-2(c)(3) and shall conform to Treasury Regulation Section 1.897-2(h).

(f) Tax Opinion. RH shall have received the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, dated the date of the Effective Time, to the effect that, for federal income tax purposes, (i) the RH Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code and/or (ii) the Mergers, taken together, will constitute exchanges to which Section 351 of the Code applies. In rendering such opinion, Paul, Weiss, Rifkind, Wharton & Garrison LLP shall receive and rely upon customary representations contained in letters of Parent, Battery and RH to be delivered as of the Effective Time.

Section 7.3 Additional Conditions to Obligations of Battery. The obligations of Battery to effect the Merger are further subject to satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties set forth in Article IV shall be true and correct on the date of this Agreement and as of the Closing Date as though made on the Closing Date, except that the accuracy of representations and warranties that by their terms speak as of some other date will be determined as of such date, in all cases except where the failure to be true and correct does not have and would not reasonably be likely to have, individually or in the aggregate, an RH Material Adverse Effect (it being agreed that for purposes of this Section 7.3(a), all representations and warranties shall be deemed not to be qualified by any reference to “material,” “RH Material Adverse Effect” or similar qualifiers other than the representations and warranties in Section 4.4(b)(ii) and Section 4.5(b)); provided, however, that the representations and warranties set forth in (i) the first sentence of Section 4.1(a), Section 4.1(b), Section 4.2, Section 4.3(a), (b) and (c) and Section 4.12 shall be true and correct in all material respects on the date of this Agreement and as of the Closing Date as though made on the Closing Date and (ii) Section 4.5(b) shall be true and correct in all respects on the date of this Agreement.

(b) Performance of Obligations of RH. RH shall have performed, or complied with, in all material respects, all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date (other than obligations under Section 6.11).

(c) No RH Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change, effect or circumstance that has had, or is reasonably likely to have, a Parent Material Adverse Effect.

(d) Officer’s Certificates. Battery shall have received officer’s certificates duly executed by each of the Chief Executive Officer and Chief Financial Officer of RH to the effect that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) have been satisfied.

(e) FIRPTA Certificate. RH shall have delivered to Parent a certificate that interests in RH are not U.S. real property interests within the meaning of Section 897(c) of the Code, which certificate shall be pursuant to Treasury Regulations Section 1.1445-2(c)(3) and shall conform to Treasury Regulation Section 1.897-2(h).

(f) Tax Opinion. Battery shall have received the opinion of Sutherland Asbill & Brennan LLP, dated the date of the Effective Time, to the effect that, for federal income tax purposes, (i) the Battery Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code and/or (ii) the Mergers, taken together, will constitute exchanges to which Section 351 of the Code applies. In rendering such opinion, Sutherland Asbill & Brennan LLP shall receive and rely upon customary representations contained in letters of Parent, Battery and RH to be delivered as of the Effective Time.

(g) Certain Agreements. Neither RH nor the Harbinger Parties shall have taken any action to cause the Indemnity Agreement, the Limited Guarantee or the Stockholder Agreement to fail to be in full force and effect.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or (subject to the terms hereof) after obtaining the Battery Stockholder Approval, by action taken or authorized by the Board of Directors of the terminating party or parties:

(a) by mutual written consent of Battery and RH, if the Board of Directors of each so determines;

(b) by written notice of either Battery or RH:

(i) if the Transaction shall not have been consummated by the close of business on August 12, 2010 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to a party whose breach of this Agreement caused the Closing not to occur;

(ii) if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transaction, which Order or other action is final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party which has not complied with its obligations under Section 6.7;

(iii) if the Battery Stockholder Approval shall not have been obtained at the Battery Stockholders’ Meeting, or at any adjournment or postponement thereof, at which the vote was taken; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to Battery if the failure to obtain the Battery Stockholder Approval shall have been caused by the action or failure to act of Battery and such action or failure to act constitutes a material breach by Battery of this Agreement;

(c) by Battery upon a breach or violation of any representation, warranty, covenant or agreement on the part of an RH Party set forth in this Agreement, which breach or violation would result in the failure to satisfy the conditions set forth in Section 7.2(a) or Section 7.2(b) and in any such case, such breach or violation shall be incapable of being cured by the Effective Time, or such breach or violation is not cured within 30 days following receipt of written notice by RH of such breach or violation (or such longer period during which the RH Parties use their reasonable best efforts to cure);

(d) by RH upon a breach or violation of any representation, warranty, covenant or agreement on the part of Battery set forth in this Agreement, which breach or violation would result in the failure to satisfy either of the conditions set forth in Section 7.3(a) or Section 7.3(b) and in any such case, such breach or violation shall be incapable of being cured by the Effective Time, or such breach or violation is not cured within 30 days following receipt of written notice by Battery of such breach or violation (or such longer period during which Battery uses its reasonable best efforts to cure);

(e) by Battery prior to receipt of the Battery Stockholder Approval, in accordance with Section 6.1(e);

(f) by RH if Battery has delivered a Notice or a Board Recommendation Change has occurred with respect to Battery; or

(g) by RH if, for any reason, the Bankruptcy Court revokes or vacates the Confirmation Order at any time on or prior to the Effective Time.

Section 8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability on the part of any of the parties, except (a) as set forth in Section 6.6(b), Section 6.8, the last sentence of Section 6.13(b), Section 8.3 and this Section 8.2, as well as Article IX to the extent applicable to such surviving sections, each of which shall survive termination of this Agreement and (b) that nothing herein shall relieve any party from liability for any willful and material breach of any representation, warranty or covenant of such party contained herein prior to the termination of this Agreement; provided, however, that (i) the aggregate liability of RH for any such willful and material breach, together with the aggregate liability of RH and/or any of its Affiliates under any other Transaction Documents, shall be limited to and shall in no event exceed an aggregate amount equal to $50,000,000 (inclusive of the Reverse Termination Fee) and (ii) the aggregate liability of Battery for any such willful and material breach shall be limited to and shall in no event exceed an aggregate amount equal to $50,000,000 (inclusive of the Termination Fee). No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms. For purposes of this Section 8.2, a “willful and material breach” shall mean a material breach of this Agreement that is a consequence of an act undertaken or a failure to act by the breaching party with the knowledge that the taking of such act or a failure to take such act would, or would be reasonably expected to, cause a material breach of this Agreement. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to limit the rights of any party under Section 9.16 prior to the termination of this Agreement.

Section 8.3 Termination Fee and Expenses. Notwithstanding anything to the contrary set forth in this Agreement:

(a) Battery shall (i) pay a fee to RH in the amount of $1,000,000 and (ii) reimburse RH and its Affiliates for their Reimbursable Expenses, up to an aggregate cap of $10,000,000 (such collective amount, as the same may be modified after giving effect to the immediately following proviso, if applicable, the “Termination Fee”); provided, however, that, (x) in the event of a termination of this Agreement pursuant to Section 8.1(e) or Section 8.1(f) in connection with a Non-Voting Superior Proposal, then the Reimbursable Expenses of RH shall not be subject to a cap and shall be reimbursed by Battery in full, and (y) in the event that (1) the Battery Board makes a Board Recommendation Change prior to obtaining the Battery Stockholder Approval, (2) a material reason for such Battery Recommendation Change is a change in the expected cost or terms of the Debt Financing under the Debt Commitment Letters by reason of the flex or any of the other terms thereof, (3) the Debt Commitment Letters are in effect at the time the Battery Recommendation Change is made, (4) this Agreement is terminated pursuant to Section 8.1(f), and (5) at the time of such termination, Battery Stockholder Approval shall not have been obtained, then the Termination Fee shall be equal to the sum of (A) $10,000,000 plus (B) the amount of the Reimbursable Expenses of RH and its Affiliates, up to an aggregate cap in respect of Reimbursable Expenses of $10,000,000, if:

(i) Battery terminates this Agreement pursuant to Section 8.1(e);

(ii) RH terminates this Agreement pursuant to Section 8.1(f); or

(iii) (A) Battery or RH terminates this Agreement pursuant to Section 8.1(b)(iii), (B) at the time of such termination (or, if applicable the Battery Stockholder Meeting) an Alternative Proposal shall have been proposed to the Battery Board or Special Committee or publicly announced and (C) within 9 months following the date of such termination, Battery shall have entered into a definitive agreement with respect to an Alternative Proposal or an Alternative Proposal shall have been consummated; provided, however, that for purposes of clause (C) of this Section 8.3(a)(iii), the references to “25%” in the definition of Alternative Proposal shall be deemed to be references to “50%”.

(b) RH shall (i) pay a fee to Battery in the amount of $1,000,000 and (ii) reimburse Battery for its Reimbursable Expenses, up to an aggregate cap of $10,000,000 (such collective amount, the “Reverse Termination Fee”), if:

(i) all of the conditions set forth in Sections 7.1 and 7.2 shall have been satisfied or waived at the time of the termination of this Agreement, other than the condition set forth in Section 7.1(f), and such other conditions that by their terms are to be satisfied at the Closing; and

(ii) either Battery or RH terminates this Agreement pursuant to Section 8.1(b)(i).

Notwithstanding the foregoing provisions of this Section 8.3(b), in no event shall RH be required to pay the Reverse Termination Fee if the failure of the condition in Section 7.1(f) shall have been caused (in whole or in part) due to the failure of the condition set forth as item 14 on Exhibit E to the Debt Commitment Letter with respect to the minimum amount of Availability (as defined in the Debt Commitment Letter) and, at such time, the aggregate amount outstanding under the revolving Battery Credit Facility is in excess of $116,000,000.

(c) Battery shall pay the Termination Fee and RH’s Reimbursable Expenses by wire transfer of immediately available funds (i) at or concurrently with the termination of this Agreement as set forth in Section 6.1(e) in the case of Section 8.3(a)(i), (ii) within two (2) Business Days following the termination of this Agreement in the case of Section 8.3(a)(ii) and (iii) within two Business Days of the event giving rise to the payment of the Termination Fee and the Reimbursable Expenses in the case of Section 8.3(a)(iii). RH shall pay the Reverse Termination Fee and Battery’s Reimbursable Expenses by wire transfer of immediately available funds (A) within two (2) Business Days following a termination of this Agreement by Battery in connection with which the Reverse Termination Fee is payable and (B) at or concurrently with a termination of this Agreement by RH in connection with which the Reverse Termination Fee is payable. For the avoidance of doubt, any payment to be made by any party under this Section 8.3 shall be payable only once to such other party with respect to this Section 8.3 and not in duplication even though such payment may be payable under one or more provisions hereof.

(d) The parties acknowledge and agree that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. If a party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 6% per annum. If, in order to obtain such payment, a party commences a suit that results in judgment for such party for such amount, the defaulting party or parties shall pay the party which obtained such judgment its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit. Each of the parties further acknowledges that the payment of the Termination Fee or Reverse Termination Fee by RH or Battery specified in this Section 8.3 is not a penalty, but in each case is liquidated damages in a reasonable amount that will compensate Battery or RH, as the case may be, in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Battery further agrees that (i) the maximum liability of Master Fund, directly or indirectly, shall be limited to the express obligations of Master Fund under the Limited Guarantee, (ii) in no event shall Battery, its Subsidiaries or any of their Affiliates seek (and Battery shall cause its controlled Affiliates not to seek) any monetary damages or any other recovery, judgment, or damages of any kind in excess of the cap set forth in this Agreement or the Limited Guarantee, in each case against or from RH or Master Fund, as applicable, and (iii) in no event shall any former, current or future direct or indirect equity holders, controlling Persons, representatives, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees of Battery, RH or of any of the Harbinger Parties (collectively, “Non-Recourse Parties”) have any other liability relating to or arising out of this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby, and no party hereto, its Subsidiaries or any of their Affiliates shall seek (and such party shall cause its controlled Affiliates not to seek) any monetary damages or any other recovery, judgment, or damages of any kind against any of the Non-Recourse Parties, and such party, its Subsidiaries and their Affiliates shall be precluded from any remedy against any of the Non-Recourse Parties at law or in equity or otherwise.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit the survival of any covenant or agreement of the parties in the Agreement that by its terms contemplates performance after the Effective Time.

Section 9.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (receipt confirmed), sent by a nationally recognized overnight courier (providing proof of delivery), or mailed in the United States by certified or registered mail, postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Battery, to:

Spectrum Brands, Inc.

Six Concourse Parkway, Suite 3300

Atlanta, GA 30328

Fax No: (770) 829-6928

Attention: John T. Wilson, Esq.

with copies (which shall not constitute notice hereunder) to:

Sutherland Asbill & Brennan LLP

999 Peachtree Street, N.E.

Atlanta, GA 30309

Fax No: (770) 853-8806

Attention:    Mark D. Kaufman, Esq.

                     David A. Zimmerman, Esq.

and

Jones Day

222 East 41st Street

New York, NY 10017

Fax No: (212) 755-7306

Attention:    Robert A. Profusek, Esq.

                    Andrew M. Levine, Esq.

(b) if to RH, Parent or any Merger Subsidiary, to:

Russell Hobbs, Inc.

3633 Flamingo Road

Miramar, FL 33027

Fax No: (954) 883-1714

Attention:    Lisa Carstarphen, Esq.

with a copy (which shall not constitute notice hereunder) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Fax No: (212) 757-3990

Attention:    Jeffrey D. Marell, Esq.

                    Mark A. Underberg, Esq.

Section 9.3 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Acceptable Confidentiality Agreement” means an agreement, including any waivers or amendments, that is either (a) in effect as of the execution and delivery of this Agreement or (b) executed, delivered and effective after the execution, delivery and effectiveness of this Agreement, in either case that contains confidentiality and standstill provisions that are no less favorable to Battery than those contained in the Confidentiality Agreement.

“Action” means any action, claim, charge, complaint, inquiry, investigation, examination, hearing, petition, suit, arbitration, mediation or other proceeding, in each case before any Governmental Authority, whether civil, criminal, administrative or otherwise, in Law or in equity.

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise.

“Aggregate RH Exchange Shares” means a number of fully paid and non-assessable shares of Parent Common Stock equal to the quotient obtained by dividing (i) (A) $675,000,000.00, increased by (B) the Closing Cash Adjustment Amount (if the Closing Cash Adjustment Amount is a positive number), decreased by (C) the Closing Cash Adjustment Amount (if the Closing Cash Adjustment Amount is a negative number), decreased by (D) the Assumed Indebtedness Amount, and decreased by (E) the Harbinger Term Loan Amount, by (ii) $31.50 (as adjusted to fully reflect the appropriate effect of any stock splits, reverse stock split, stock dividend, including any dividend or distribution of securities convertible into Battery Common Stock or Parent Common Stock, reorganization, recapitalization, reclassification or other similar change with respect to Battery Common Stock or Parent Common Stock having a record date on or after the date hereof and prior to the Effective Time).

“Alternative Proposal” means with respect to a party hereto, any inquiry, proposal or offer from any third party relating to, or the public announcement or other public disclosure of the intention to undertake or engage in, (a) any transaction involving the merger, amalgamation, consolidation, arrangement, business combination, share exchange, take-over bid, going private transaction, tender offer, exchange offer, spin-off, split-off, sale, liquidation, dissolution or winding up of such party, (b) the acquisition (by lease, license, long-term supply agreement or other arrangement having the same economic effect as an acquisition), exchange or transfer directly or indirectly of assets or businesses that constitute or generate 25% or more of the total revenue, net income or assets of such party or any of its Subsidiaries, taken as a whole, immediately prior to such acquisition, exchange or transfer, (c) the acquisition of 25% or more of the issued and outstanding capital stock or other securities (including options, rights or warrants to purchase, or securities convertible into such securities) or voting interests in such party, or (d) similar transactions, or series of transactions, involving such party or any of its Subsidiaries; provided, however, that the term “Alternative Proposal” shall not include either of the Mergers, as applicable, or the Transaction.

“Ancillary Agreements” means the Registration Rights Agreement, the Harbinger Support Agreement, the Indemnity Agreement and the Limited Guarantee.

“Australian Credit Facility” means the Facility Agreement, dated August 2009 (as further amended, modified or supplemented from time to time), by and among Salton (Aust) Pty Ltd, Salton NZ Limited, as guarantor, and GE Commercial Corporation (Australia) Pty Ltd.

“Bankruptcy Code” means sections 101 et seq., of title 11 of the United States Code, as now in effect or hereafter amended.

“Bankruptcy Court” means United States Bankruptcy Court for the Western District of Texas or such other court as may have jurisdiction over the Chapter 11 Case or any aspect thereof.

“Bankruptcy Effective Date” means August 28, 2009, the date upon which all conditions to the consummation of the Plan as set forth in Article 8.2 of the Plan were satisfied or waived as provided in Article 8.3 of the Plan, and is the date on which the Plan became effective.

“Bankruptcy Lien” means a charge against or interest in property to secure payment of a debt or performance of an obligation.

“Base Amount” means the amount set forth in Section 9.3 of the RH Disclosure Schedule, reduced by the amount of any commitment fees that have been paid by RH under the Debt Commitment Letters.

“Battery Benefit Plan” means any Employee Benefit Plan with respect to which Battery or any of its Subsidiaries have any obligations or liabilities, including any Employee Benefit Plan that has been adopted or maintained by Battery, any of its Subsidiaries or any Affiliate, or with respect to which Battery or any of its Subsidiaries or any Affiliate will or may have any liability, for the benefit of any current or former employee, director, consultant or member of Battery or any of its Subsidiaries.

“Battery Common Stock” means the common stock, par value $0.01 per share, of Battery.

“Battery Credit Facilities” means (a) the Credit Agreement, dated as of March 30, 2007, among Battery, The Bank of New York Mellon (successor to Goldman Sachs Credit Partners L.P.), as administrative agent, and the other parties and financial institutions party thereto, as amended by Amendment No. 1 and Amendment No. 2, each dated as of August 28, 2009, and (b) the Credit Agreement, dated as of August 28, 2009, among Battery, the Subsidiaries of Battery party thereto, General Electric Capital Corporation, as the administrative agent, co-collateral agent, swingline lender and supplemental loan lender, Bank of America, N.A., as co-collateral agent and L/C Issuer, RBS Asset Finance, Inc., through its division RBS Business Capital, as syndication agent and the lenders party thereto.

“Battery Disclosure Schedule” means the Disclosure Schedule prepared by Battery and delivered to RH on or prior to the date of this Agreement.

“Battery Material Adverse Effect” means any event, circumstance, change, development or effect that, individually or in the aggregate with all other events, circumstances, changes, developments or effects, (i) is materially adverse to the business, results of operations or financial condition of Battery and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a “Battery Material Adverse Effect” for purposes of this clause (i): any event, circumstance, change, development or effect to the extent arising out of or resulting from (A) changes in the market price or trading volume of Battery Common Stock (it being understood that the factors giving rise to or contributing to any such change that are not otherwise excluded from the definition of “Battery Material Adverse Effect” may be deemed to constitute, or be taken into account in determining whether there has been or would be reasonably likely to have been, a Battery Material Adverse Effect), (B) changes in the United States or global economy or capital, financial, banking, credit or securities markets generally, (C) any act of war or armed hostilities or the occurrence of acts of terrorism or sabotage in each case, in the U.S., (D) the announcement of this Agreement or the Transaction, (E) changes in applicable Law or in the interpretation thereof, (F) changes in GAAP (or in the interpretation thereof) or accounting principles, practices or policies that are imposed on Battery or any of its Subsidiaries, (G) changes in general economic, legal, tax, regulatory or political conditions in the geographic regions in which Battery and its Subsidiaries operate or the market for Battery’s products, (H) any action taken by Battery or its Subsidiaries at the request of RH and/or its Affiliates or with the consent of RH, (I) any failure of Battery to meet financial projections or forecasts (it being understood that the factors giving rise to or contributing to any such failure that are not otherwise excluded from the definition of “Battery Material Adverse Effect” may be deemed to constitute, or be taken into account in determining whether there has been or would be reasonably likely to have been, a Battery Material Adverse Effect) or (J) any litigation arising from any alleged breach of fiduciary duty or other violation of Law relating to this Agreement or the Transaction; provided, however, that such matters in the case of clauses (B), (C), (E), (F) and (G) shall be taken into account in determining whether there has been or will be a “Battery Material Adverse Effect” to the extent, but only to the extent, of any disproportionate impact on Battery and its Subsidiaries, taken as a whole, relative to other participants operating in the same industries and the geographic markets of Battery and its Subsidiaries, or (ii) would have, or be reasonably likely to have, a material adverse effect on the ability of Battery to perform its obligations under this Agreement or to consummate the Transaction prior to the Termination Date.

“Battery Subsidiary” means a Subsidiary of Battery.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions are required or authorized by law to be closed in New York, New York.

“Chapter 11 Case” means the jointly administered cases of the Debtors under Chapter 11 of the Bankruptcy Code.

“Claim” means (a) the right to payment against any of the Debtors, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (b) the right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

“Cleanup” means all actions required to (a) cleanup, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment, (b) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (c) perform pre-remedial studies and investigations and post-remedial monitoring and care or (d) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation of potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.

“Closing Cash Adjustment Amount” means an amount equal to the Closing Cash Amount minus the Base Amount, expressed as a positive number if positive and expressed as a negative number if negative.

“Code” means the Internal Revenue Code of 1986, as amended.

“Competition Laws” mean the HSR Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statutes, rules, regulations, Orders, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Confidentiality Agreement” means the Confidentiality Agreement, dated October 29, 2009, by and between Battery and RH, as thereafter may be amended.

“Confirmation Order” means the order entered on July 15, 2009 by the Bankruptcy Court confirming the Plan under section 1129 of the Bankruptcy Code.

“Contract” means any written agreement arrangement, contract, subcontract, settlement agreement, lease, sublease, instrument, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license or sublicense.

“Debtor(s)” means, individually or collectively as the context requires, and including in their capacity as debtors in possession pursuant to sections 1107 and 1108 of the Bankruptcy Code, Old Battery or any of the Subsidiary Debtors and collectively, Old Battery and the Subsidiary Debtors.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“District Court” means the United States District Court for the Western District of Texas which had jurisdiction over the appeal by the Equity Committee from the entry of the Confirmation Order.

“Employee Benefit Plan” means each material “employee benefit plan” as defined in Section 3(3) of ERISA and each other material pension, bonus, profit sharing, stock option, stock appreciation right, stock bonus, employee stock ownership, incentive compensation, deferred compensation, savings, welfare, employment, severance, change-in-control, supplemental unemployment, layoff, salary continuation, retirement, health, dental, life insurance, disability, accident, group insurance, vacation, holiday, sick leave, or fringe benefit plan, or other material employee benefit plan, program, arrangement or agreement (including any “multiemployer plan” as defined in Section 3(37) of ERISA), whether written or unwritten, qualified or non-qualified, funded or unfunded.

“Environmental Laws” means any and all applicable federal, state, foreign, interstate, local or municipal Laws, rules, Orders, regulations, statutes, ordinances, codes, injunctions, decrees, requirements of any Governmental Authority, any and all common Law requirements, rules and bases of liability regulating, relating to, or imposing liability or standards of conduct concerning (a) pollution, (b) any Hazardous Materials or (c) protection of human health, safety or the environment, as currently in effect, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C., § 136 et seq., Occupational Safety and Health Act 29 U.S.C. § 651 et seq., the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq., and the Endangered Species Act (16 U.S.C. § 1531 et seq.) as such Laws have been amended or supplemented, and the regulations promulgated pursuant thereto, and all analogous state or local statutes.

“Environmental Liabilities” means, with respect to any Person, any and all liabilities of such Person or any of its Subsidiaries (including any entity that is, in whole or in part, a predecessor of such Person or any of such Subsidiaries), which arise under or relate to matters covered by Environmental Laws or arise out of, are based on or result from the presence, Release, or threatened Release of any Hazardous Materials at any location, whether or not owned or operated by Battery or its Subsidiaries.

“Equity Committee” means the official committee of equity security holders in the Chapter 11 Case, consisting of Mittleman Brothers LLC, Ralston H. Coffin, Cookie Jar LLC, and Peter and Karen Locke, Living Trust.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, any trade or business, whether or not incorporated, that together with such entity and its Subsidiaries would be deemed a “single employer” within the meaning of Section 4001 of ERISA.

“European Credit Facility” means the Second Amendment and Restatement Agreement, dated as of December 28, 2007 (as further amended, modified or supplemented from time to time), by and among Salton Holdings Limited, Salton Europe Limited, the other obligors party thereto, and Burdale Financial Limited, as Agent and Security Trustee.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means the United States generally accepted accounting principles.

“Governmental Authority” means any United States federal, national, state, foreign, provincial, local or other government or any governmental, regulatory, administrative or self-regulatory authority, agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality thereof.

“Harbinger Term Loan Facility” means the Term Loan Agreement, dated as of December 28, 2007 (as further amended, modified or supplemented from time to time), by and among the financial institutions party thereto, as Lenders, Harbinger Capital Partners Master Fund I, Ltd., as the Administrative and Collateral Agent, the Company, Applica Incorporated, Applica Consumer Products, Inc., Applica Americas, Inc., APN Holding Company, Inc., HP Delaware, Inc., HPG LLC, Applica Mexico Holdings, Inc., Sonex International Corporation, Home Creations Direct Ltd., Salton Holdings Inc., Icebox LLC, Toastmaster Inc., Family Products Inc., One:One Coffee LLC and Salton Toastmaster Logistics LLC, as Borrowers, Applica Asia Limited and Applica Canada Corporation, as guarantor.

“Harbinger Parties” means Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd.

“Hazardous Materials” means any materials or wastes, defined, listed, classified or regulated as hazardous, toxic, a pollutant, a contaminant or dangerous in or under any Environmental Laws including, but not limited to, petroleum, petroleum products, friable asbestos, urea-formaldehyde, radioactive materials and polychlorinated biphenyls.

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, any of the following: (a) any indebtedness for borrowed money, (b) any obligations evidenced by bonds, debentures, notes or other similar instruments, (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other liabilities that would be reflected as current liabilities on a balance sheet prepared in accordance with GAAP arising in the ordinary course of business, (d) any obligations as lessee under capitalized leases, (e) any indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property, (f) any reimbursement, payment or similar obligations, contingent or otherwise, under acceptance credit, letters of credit or similar facilities, (g) interest rate swap agreements and (h) any binding obligation of such Person (or its Subsidiaries) to guarantee any of the types of payments described in the foregoing clauses on behalf of any other Person.

“Intellectual Property” means all intellectual property or proprietary rights of any kind in any jurisdiction, including all (a) copyrights, (b) patents and industrial designs (including all divisions, continuations, continuations-in-part, or patents issued thereon or reissues thereof), (c) Software, (d) Trademarks, (e) Trade Secrets and (f) all registrations and applications relating to any of the foregoing.

“Interest” means the legal, equitable, contractual, or other rights of any Person (a) with respect to Old Battery Interests, (b) with respect to Subsidiary Interests or (c) to acquire or receive either of the foregoing.

“IRS” means the Internal Revenue Service.

“Law” means any statute or law (including common law), constitution, code, ordinance, rule, treaty or regulation and any Order.

“Lead Arrangers” means Credit Suisse Securities (USA) LLC and Banc of America Securities LLC.

“Liens” means with respect to any asset (including any security), any mortgage, claim, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

“Non-Voting Superior Proposal” means any Superior Proposal relating to Battery that (a) is to be consummated without obtaining a vote of the stockholders of Battery in connection with any aspect thereof and/or (b) relates to a transaction involving less than all (or substantially all) of (i) the assets of Battery and its Subsidiaries, taken as a whole, or (ii) the Battery Common Stock.

“North American Credit Facility” means the Third Amended and Restated Credit Agreement, dated as of December 28, 2007 (as further amended, modified or supplemented from time to time), by and among the financial institutions party thereto, as Lenders, Bank of America, N.A., as the Administrative and Collateral Agent, the Company, Applica Incorporated, Applica Consumer Products, Inc., Applica Americas, Inc., APN Holding Company, Inc., HP Delaware, Inc., HPG LLC, Applica Mexico Holdings, Inc., Sonex International Corporation, Home Creations Direct Ltd., Salton Holdings Inc., Icebox LLC, Toastmaster Inc., Family Products Inc., One:One Coffee LLC and Salton Toastmaster Logistics LLC, as Borrowers, Applica Asia Limited and Applica Canada Corporation, as guarantor.

“NYSE” means the New York Stock Exchange.

“Old Battery” means Battery, Inc., a Wisconsin corporation, which is the parent company of the Subsidiary Debtors and which, along with the Subsidiary Debtors, is a Debtor in the Chapter 11 Case.

“Old Battery Interests” means, collectively, all equity interests in Old Battery outstanding prior to the Bankruptcy Effective Date, including any preferred stock, common stock, stock options or other right to purchase the stock of Old Battery, together with any warrants, conversion rights, rights of first refusal, subscriptions, commitments, agreements or other rights to acquire or receive any stock or other equity ownership interests in Old Battery prior to the Bankruptcy Effective Date.

“Order” means any award, injunction, judgment, decree, order, ruling, subpoena, assessment, writ or verdict or other decision issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.

“OTCBB” means the Over-The-Counter Bulletin Board.

“Permitted Liens” means, with respect to Battery or RH, as applicable, (i) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business relating to obligations that are not delinquent or that are being contested in good faith by such Person or any of its Subsidiaries and for which such Person or its applicable Subsidiary has established adequate reserves, (ii) Liens for Taxes that are not due and payable, are being contested in good faith by appropriate proceedings or that may thereafter be paid without interest or penalty, (iii) Liens that are reflected as liabilities on its most recent audited balance sheet and the existence of which is referred to in the notes to such balance sheet, (iv) all exceptions to title insurance coverage that customarily or of necessity are not or cannot be removed (such as rights or instruments that are recorded against the Real Property owned by such Person), (v) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented, (vi) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (vii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension or other social security programs mandated under applicable Laws, (viii) restrictions on transfer of securities imposed by applicable state and federal securities Laws, (ix) Liens created under the Battery Credit Facilities (with respect to Battery) or the RH Credit Facilities and/or the Harbinger Term Loan Facility (with respect to RH), and (x) other imperfections of title or encumbrances, if any, that, individually or in the aggregate have not had, and would not reasonably be likely to have, a Battery Material Adverse Effect or an RH Material Adverse Effect, as applicable.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust or any other entity or organization, including a Governmental Authority.

“Petition Date” means February 3, 2009, the date on which the Debtors filed their petitions for relief commencing the cases that are being administered as the Chapter 11 Case.

“Plan” means the Debtors’ joint plan of reorganization under Chapter 11 of the Bankruptcy Code, dated February 3, 2009, and all exhibits annexed hereto or referenced therein, as the same may be amended, modified, or supplemented from time to time.

“Preferred Exchange Ratio” means (i), with respect to each share of Series D Preferred Stock, the Series D Preferred Exchange Ratio and (ii) with respect to each share of Series E Preferred Stock, the Series E Preferred Exchange Ratio and (iii) with respect to each share of Special RH Preferred Stock, the RH Special Preferred Ratio.

“Real Property” shall mean all land, together with all interests in buildings, structures, improvements and fixtures located thereon and all easements and other rights and interests appurtenant thereto and all leasehold and subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property.

“Reimbursable Expenses” means, with respect to any Person, the reasonable documented out-of-pocket fees and expenses (including reasonable fees and expenses of its counsel and the aggregate amount of the commitment fees paid or required to be paid by RH under the Debt Commitment Letters) actually incurred by such Person in connection with this Agreement and the Transactions, in each case, subject to the cap (if any) applicable thereto.

“Reinstated” means (a) leaving unaltered the legal, equitable, and contractual rights to which the holder of a Claim or Interest is entitled so as to leave such Claim unimpaired in accordance with section 1124 of the Bankruptcy Code or (b) notwithstanding any contractual provision or applicable Law that entitles the holder of such Claim or Interest to demand or receive accelerated payment of such Claim or Interest after the occurrence of a default, (i) curing any such default that occurred before or after the Petition Date, other than a default of a kind specified in section 365(b)(2) of the Bankruptcy Code, or of a kind that section 365(b)(2) does not require to be cured, (ii) reinstating the maturity of such Claim or Interest as such maturity existed before such default, (iii) compensating the holder of such Claim or Interest for any damages incurred as a result of any reasonable reliance by such holder on such contractual provision or such applicable Law, (iv) if such Claim or Interest arises from any failure to perform a non-monetary obligation, other than a default arising from failure to operate a non-residential real property lease subject to section 365(b)(1)(A) of the Bankruptcy Code, compensating the holder of such Claim or Interest (other than the debtor or an insider) for any actual pecuniary loss incurred by such holder as a result of such failure and (v) not otherwise altering the legal, equitable, or contractual rights to which the holder of such Claim or Interest is entitled; provided, however, that any Claim that is Reinstated under the Plan shall be subject to all limitations set forth in the Bankruptcy Code, including, in particular, sections 502 and 510.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migrating into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Reorganized Debtors” means, individually, any reorganized Debtor or its successor and, collectively, all reorganized Debtors and their successors, on or after the Bankruptcy Effective Date.

“RH Benefit Plan” means any Employee Benefit Plan with respect to which RH or any of its Subsidiaries or ERISA Affiliates have any obligations or liabilities, including any Employee Benefit Plan that has been adopted or maintained by RH, any of its Subsidiaries or any Affiliate, whether formally or informally, or with respect to which RH, any of its Subsidiaries or any Affiliate will or may have any liability, for the benefit of any current or former employee, director, consultant or member of RH or any of its Subsidiaries.

“RH Common Exchange Ratio” means, subject to adjustment as set forth in Section 2.5(f), an amount equal to the quotient obtained by dividing (i) the Aggregate RH Exchange Shares less the aggregate number of shares of Parent Common Stock issued in respect of the Series D Preferred Stock and the Series E Preferred Stock upon consummation of the RH Merger by (ii) the sum of (A) the number of shares of RH Common Stock issued and outstanding as of immediately prior to the Closing (excluding any shares of RH Common Stock cancelled pursuant to Section 2.5(b)) plus (B) the aggregate number of shares of RH Common Stock issuable upon the conversion of all RH Restricted Stock Units granted by RH that, in each case are outstanding as of immediately prior to the Closing.

“RH Common Stock” means RH Voting Common Stock and RH Non-Voting Common Stock, collectively.

“RH Credit Facilities” means the North American Credit Facility, the European Credit Facility and the Australian Credit Facility, collectively.

“RH Disclosure Schedule” means the Disclosure Schedule prepared by RH and delivered to Battery on or prior to the date of this Agreement.

“RH Material Adverse Effect” means any event, circumstance, change, development or effect that, individually or in the aggregate with all other events, circumstances, changes, developments or effects, (i) is materially adverse to the business, results of operations or financial condition of RH and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, an “RH Material Adverse Effect” for purposes of this clause (i): any event, circumstance, change, development or effect to the extent arising out of or resulting from (A) changes in the United States or global economy or capital, financial, banking, credit or securities markets generally, (B) any act of war or armed hostilities or the occurrence of acts of terrorism or sabotage in each case, in the U.S., (C) the announcement of this Agreement or the Transaction, (D) changes in applicable Law or in the interpretation thereof, (E) changes in GAAP (or in the interpretation thereof) or accounting principles, practices or policies that are imposed on RH or any of its Subsidiaries, (F) changes in general economic, legal, tax, regulatory or political conditions in the geographic regions in which RH and its Subsidiaries operate or the market for RH’s products, (G) any action taken by RH or its Subsidiaries at the request of Battery or with the consent of Battery, (H) any failure of RH to meet financial projections or forecasts (it being understood that the factors giving rise to or contributing to any such failure that are not otherwise excluded from the definition of “RH Material Adverse Effect” may be deemed to constitute, or be taken into account in determining whether there has been or would be reasonably likely to have been, an RH Material Adverse Effect) or (I) the matters described in the Indemnity Agreement; provided, however, that such matters in the case of clauses (A), (B), (D), (E) and (F) shall be taken into account in determining whether there has been or will be an “RH Material Adverse Effect” to the extent, but only to the extent, of any disproportionate impact on RH and its Subsidiaries, taken as a whole, relative to other participants operating in the same industries and the geographic markets of RH and its Subsidiaries, or (ii) would have, or be reasonably likely to have, a material adverse effect on the ability of RH to perform its obligations under this Agreement or to consummate the Transaction prior to the Termination Date.

“RH Merger Consideration” means, collectively, the RH Common Merger Consideration, the RH Preferred Merger Consideration and the RH Special Merger Consideration.

“RH Non-Voting Common Stock” means the non-voting common stock, par value $0.01 per share, of RH.

“RH Preferred Stock” means the Series D Preferred Stock and the Series E Preferred Stock, collectively.

“RH Special Preferred Ratio” means, subject to adjustment as set forth in Section 2.5(f), an amount equal to the quotient obtained by dividing (i) the Special Preference Price by (ii) $27.00.

“RH Stock” means RH Common Stock, RH Preferred Stock and Special RH Preferred Stock.

“RH Subsidiary” means a Subsidiary of RH.

“RH Voting Common Stock” means the common stock, par value $0.01 per share, of RH.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Series D Liquidation Preference” means the Series D Liquidation Preference as defined in the RH Charter.

“Series D Preference Amount” means, in each case as of the close of business on the Business Day immediately preceding the Closing Date, with respect to each share of Series D Preferred Stock, the sum of (i) Series D Liquidation Preference plus (ii) all unpaid, accrued or accumulated dividends or other amounts due with respect to such share of Series D Preferred Stock as of such date.

“Series D Preferred Exchange Ratio” means, subject to adjustment as set forth in Section 2.5(f), an amount equal to the quotient obtained by dividing (i) the Series D Preference Amount by (ii) $31.50.

“Series E Liquidation Preference” means the Series E Liquidation Preference as defined in the RH Charter.

“Series E Preference Amount” means, in each case as of the close of business on the Business Day immediately preceding the Closing Date, with respect to each share of Series E Preferred Stock, the sum of (i) Series E Liquidation Preference plus (ii) all unpaid, accrued or accumulated dividends or other amounts due with respect to such share of Series E Preferred Stock as of such date.

“Series E Preferred Exchange Ratio” means, subject to adjustment as set forth in Section 2.5(f), an amount equal to the quotient obtained by dividing (i) the Series E Preference Amount by (ii) $31.50.

“Software” means computer programs, software and databases, and all documentation related to any of the foregoing.

“SOX Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Special Preference Price” means an amount equal to the quotient obtained by dividing (A) the aggregate consideration paid by the Harbinger Parties in consideration for the issuance of shares of Special RH Preferred Stock by (B) the total number of shares of Special RH Preferred Stock issued to the Harbinger Parties and outstanding immediately prior to the Effective Time.

“Special RH Preferred Stock” means a new series of preferred stock of RH, to the extent created and issued pursuant to Section 2.5 of the Harbinger Support Agreement.

“Subsidiary” means, with respect to any specified Person, (a) a corporation of which more than 50% of the voting or capital stock is, as of the time in question, directly or indirectly owned by such Person and (b) any partnership, joint venture, association, or other entity in which such Person, directly or indirectly, owns more than 50% of the equity or economic interest thereof or has the power to elect or direct the election of more than 50% of the members of the governing body of such entity.

“Subsidiary Debtors” means, collectively, Battery Jungle Labs Corporation, ROVCAL, Inc., ROV Holding, Inc., Tetra Holding (US), Inc., United Industries Corporation, Schultz Company, Battery Neptune US Holdco Corporation, United Pet Group, Inc., DB Online, LLC, Aquaria, Inc., Southern California Foam, Inc., Perfecto Manufacturing, Inc. and Aquarium Systems, Inc., each of which is or was a Debtor in the Chapter 11 Case.

“Subsidiary Interests” means, collectively, all of the issued and outstanding shares of stock or membership interests of the Subsidiary Debtors, existing prior to the Bankruptcy Effective Date, which stock and interests are owned, directly or indirectly, by Old Battery.

“Superior Proposal” means, with respect to Battery, any bona fide written Alternative Proposal made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, share exchange, consolidation or other business combination, (a) assets that constitute more than 50% of the total consolidated assets of Battery and its Subsidiaries, taken as a whole, or (b) more than 50% of the Battery Common Stock, in each case on terms that the Battery Board (acting through, or consistent with the recommendation of, the Special Committee) determines in good faith, after consultation with outside legal counsel and independent financial advisors, taking into account all terms and conditions of such Alternative Proposal determined by the Battery Board (acting through, or consistent with the recommendation of, the Special Committee) to be relevant and this Agreement (as it may be proposed to be amended), (i) to be more favorable, from a financial point of view, to Battery’s stockholders than the terms of this Agreement (as it may be proposed to be amended) and (ii) is reasonably capable of being consummated on the terms proposed, taking into account all other legal, financial, regulatory and other aspects of such Alternative Proposal determined by the Battery Board (acting through, or consistent with the recommendation of, the Special Committee) to be relevant and the Person making such Alternative Proposal; provided, however, that a Superior Proposal may consist of multiple Alternative Proposals that are contemplated to be completed substantially concurrently and that, taken together, satisfy all of the requirements set forth in this definition.

“Tax” or “Taxes” means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added.

“Tax Authority” means the IRS and any other domestic or foreign Governmental Authority responsible for the administration or collection of any Taxes.

“Tax Return” means any return, report or similar statement (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return, or declaration of estimated Taxes.

“Trade Secrets” mean trade secrets and other confidential information, including technology, know-how, proprietary processes, formulae, algorithms, models, and methodologies.

“Trademarks” mean trademarks, service marks, trade names, trade dress, domain names, designs, logos, emblems, signs or insignia, slogans, other similar designations of source or origin and general intangibles of like nature, together with the goodwill of the business symbolized by any of the foregoing.

“Transaction” means the Mergers and all other transactions contemplated by this Agreement and the Transaction Documents.

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Battery Disclosure Schedule and the RH Disclosure Schedule, the Ancillary Agreements, the Avenue Support Agreement and all other agreements, certificates, instruments, documents and writings executed and delivered by Parent, any Merger Subsidiary, RH or Battery in connection with the Transaction.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

Section 9.4 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
Agreement	Preamble
Alternative Financing	6.13(a)
Amended Parent By-Laws	1.5(c)
Amended Parent Certificate of Incorporation	1.5(c)
Assumed Indebtedness Amount	2.9
Audited Financial Statements	4.4(a)
Avenue Support Agreement	Recitals
Battery	Preamble
Battery Adjusted Equity Award	2.3(a)(i)
Battery Board	Recitals
Battery Board Recommendation	6.4
Battery Bonds	6.22(a)
Battery Certificates	2.2(b)
Battery Charter	3.1(b)
Battery Consent Solicitation	6.22(b)
Battery Equity Award	2.3(a)(i)
Battery Exchange Ratio	2.1(a)
Battery Financial Statements	3.4(b)
Battery Incentive Plan	2.1(c)
Battery Leased Property	3.10(b)
Battery Material Contracts	3.8(a)
Battery Merger	Recitals
Battery Merger Consideration	2.1(a)
Battery Merger Filing	1.2(b)
Battery Merger Sub	Preamble
Battery Organizational Documents	3.1(b)
Battery Owned Property	3.10(a)
Battery Permits	3.6(a)

Term	Section
Battery Property	3.10(b)
Battery Real Property Lease	3.10(b)
Battery Restricted Stock	2.1(c)
Battery SEC Reports	3.4(a)
Battery Significant Subsidiaries	3.1(a)
Battery Statutory Stockholder Approval	3.3(c)
Battery Stockholder Approval	6.5(a)
Battery Stockholders’ Meeting	6.3
Battery Subsidiary Organizational Documents	3.1(b)
Battery Surviving Corporation	1.2(a)
Battery Voting Debt	3.2(d)
Board Recommendation Change	6.1(e)
Closing	1.4
Closing Cash Amount	2.9
Closing Certificate	2.9
Closing Date	1.4
Debt Commitment Letters	4.20
Debt Financing	4.20
Effective Time	1.2(b)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Excluded Party	6.1(b)
Existing Registration Rights Agreements	3.2(c)
Financing Documents	6.13(b)
Financing Parties	6.13(b)
Foreign Battery Benefit Plan	3.14(g)
Foreign RH Benefit Plan	4.14(g)
Harbinger Support Agreement	Recitals
Harbinger Term Loan Amount	6.19
Indenture	6.22(b)
Interim Financial Statements	4.4(a)
Lenders	9.15
Limited Guarantee	Recitals
Line of Business	4.8(a)(iv)
Master Fund	Recitals
Merger Subsidiaries	Preamble
Mergers	Recitals
Most Recent Audited Balance Sheet	4.4(a)
Non-Recourse Parties	8.3(d)
Notice	6.1(e)(i)
Outside Date	8.1(b)(i)
Parent	Preamble
Parent Board	Recitals
Parent Common Stock	1.1(a)
Proxy Statement/Prospectus	6.3

Term	Section
Registered Intellectual Property	3.9(a)
Registration Rights Agreement	Recitals
Registration Statement	6.3
Representatives	6.6(a)
Reverse Termination Fee	8.3(b)
RH	Recitals
RH Adjusted Equity Award	2.7(a)(ii)
RH Adjusted Option	2.7(a)(i)
RH Board	Recitals
RH Certificates	2.6(a)
RH Charter	4.1(b)
RH Common Merger Consideration	2.5(a)(i)
RH Equity Award	2.7(a)(ii)
RH Financial Statements	4.4(a)
RH Incentive Plan	2.5(c)
RH Leased Property	4.10(b)
RH Material Contracts	4.8(b)
RH Merger	Recitals
RH Merger Filing	1.3(b)
RH Merger Sub	Preamble
RH Options	2.5(c)
RH Organizational Documents	4.1(b)
RH Owned Property	4.10(a)
RH Parties	Preamble
RH Permits	4.6(a)
RH Preferred Merger Consideration	2.5(a)(ii)
RH Property	4.10(b)
RH Real Property Lease	4.10(b)
RH Registered Intellectual Property	4.9(a)
RH Restricted Stock Units	2.5(d)
RH Significant Subsidiaries	4.1(a)
RH Special Merger Consideration	2.5(a)(iii)
RH Stockholder Approval	4.3(c)
RH Subsidiary Organizational Documents	4.1(b)
RH Surviving Corporation	1.3(a)
RH Voting Debt	4.2(d)
Solicitation Termination Date	6.1(a)
Special Committee	Recitals
Supplemental Indenture	6.22(b)
Surviving Corporations	1.3(a)
Takeover Statute	3.12
Termination Fee	8.3(a)
Title IV Plan	3.14(b)
U.K. Pension Plan	4.14(g)
Uncertificated Shares	2.2(b)

Section 9.5 Interpretation. Unless otherwise expressly provided, for the purposes of this Agreement, the following rules of interpretation shall apply:

(a) The article and section headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation hereof.

(b) When a reference is made in this Agreement to an article or a section, paragraph, exhibit or schedule, such reference shall be to an article or a section, paragraph, exhibit or schedule hereof unless otherwise clearly indicated to the contrary.

(c) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(d) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(e) The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(f) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(g) A reference to “$,” “U.S. dollars” or “dollars” shall mean the legal tender of the United States of America.

(h) A reference to any period of days shall be deemed to be to the relevant number of calendar days, unless otherwise specified.

(i) All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(j) Unless otherwise defined, a reference to any accounting term shall have the meaning as defined under GAAP.

(k) The parties have participated jointly in the negotiation and drafting of this Agreement (including the Schedules and Exhibits hereto). In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions hereof.

(l) Any statute defined or referred to herein or in any agreement or instrument that is referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

Section 9.6 Counterparts. This Agreement may be executed in two or more counterparts, each of which when executed shall be deemed to be an original, and all of which together will be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. For purposes of this Agreement, facsimile signatures or signatures by other electronic form of transfer shall be deemed originals, and the parties agree to exchange original signatures as promptly as possible.

Section 9.7 Entire Agreement; No Third-Party Beneficiaries. This Agreement and the other Transaction Documents (including the Confidentiality Agreement and the documents and instruments referred to herein) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and except for, (i) at all times, the agreements for the benefit of the Lead Arrangers and the Lenders set forth in Section 9.15 and (ii) after the Effective Time, the rights of Battery’s stockholders to receive the Merger Consideration as specified in Section 2.1, the rights of Battery’s and Parent’s current directors and officers under Section 6.14, and the rights of the Harbinger Parties to receive shares of Parent Common Stock under Section 6.19, this Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder. Without limiting the foregoing, the representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.8 Governing Law. This Agreement and any claim, controversy or dispute arising under or related thereto, the relationship of the parties, and/or the interpretation and enforcement of the rights and duties of the parties, whether arising in Law or in equity, in contract, tort or otherwise, shall be governed by, and construed and interpreted in accordance with, the Laws of the State of Delaware, without regard to its rules regarding conflicts of Law to the extent that the application of the Laws of another jurisdiction would be required thereby.

Section 9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by either of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.10 Consent to Jurisdiction. Each of the parties hereto hereby irrevocably agrees that any legal action or proceeding with respect to this Agreement or the Transaction, or for recognition and enforcement of any judgment in respect of this Agreement or the Transaction and obligations arising hereunder brought by any other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or the Transaction in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement or the Transaction, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 9.10, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the Action in such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement or the Transaction or the subject mater hereof, may not be enforced in or by such courts. This Section 9.10 is subject to Section 9.15.

Section 9.11 Effect of Disclosure. The disclosure of any matter in Battery Disclosure Schedule or the RH Disclosure Schedule shall expressly not be deemed to constitute an admission by Battery or RH, respectively, or to otherwise imply, that any such matter is material for the purpose of this Agreement.

Section 9.12 Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of Law or public policy by a court of competent jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transaction is fulfilled to the extent possible.

Section 9.13 Waiver and Amendment; Remedies Cumulative. Subject to applicable Law, (a) any provision of this Agreement (other than Section 7.1(a)) or any inaccuracies in the representations and warranties of any of the parties or compliance with any of the agreements or conditions contained in this Agreement may be waived or (b) the time for the performance of any of the obligations or other acts of the parties here may be extended at any time prior to Closing; provided, however, that Battery may not take any such action unless previously authorized by the Special Committee. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the party against whom waiver is sought; provided, that any extension or waiver given in compliance with this Section 9.13 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Subject to applicable Law, any of the provisions of this Agreement (other than Section 7.1(a) and the first sentence of this Section 9.13) may be amended at any time, whether before or after the receipt of the Battery Stockholder Approval, by the mutual written agreement of RH and Battery; provided, however, that (i) Battery may not take such action unless previously authorized by the Special Committee and (ii) after the Battery Stockholder Approval has been obtained, no such amendment shall be made which by law requires further stockholder approval without such approval. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right.

Section 9.14 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTION OR THE ACTIONS OF RH, BATTERY OR ANY OF THE MERGER SUBSIDIARIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

Section 9.15 Actions Related to the Debt Financing. Notwithstanding the provisions of Section 9.10, the parties hereto agree (i) that any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, involving the Lead Arrangers or any lender in the Debt Financing (the “Lenders”) or any Affiliate thereof arising out of or relating to the Transaction, the Debt Financing, the Debt Commitment Letters, the related fee letter or the performance of services thereunder shall be subject to the exclusive jurisdiction of a state or federal court sitting in the City of New York (and the parties hereto will not bring or permit any of their Affiliates to bring or support any other Person in bringing any such Action in any other court), (ii) to waive any right to trial by jury in respect of any such Action, (iii) that the Lead Arrangers and the Lenders are beneficiaries of any liability cap or other limitation on remedies or damages in this Agreement that are for the benefit of the RH Parties, including, without limitation, those set forth in Section 8.2, Section 8.3(b) and Section 9.16(b) and (iv) the Lead Arrangers and the Lenders (and their affiliates) are express third party beneficiaries of the foregoing provisions.

Section 9.16 Specific Performance.

(a) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by any party. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches and/or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled to at Law or in equity.

(b) Notwithstanding the parties’ rights to specific performance or injunctive relief pursuant to this Section 9.16(a) and subject to the limitation contained in the last sentence of this Section 9.16(b), each party may pursue any other remedy available to it at Law or in equity, including monetary damages; provided, that, it is understood and agreed that claims for monetary damages following termination of this Agreement shall be subject to the limitations contained in Sections 8.2 and 8.3(b). Notwithstanding anything in this Agreement to the contrary, prior to the termination of this Agreement in accordance with its terms, no party hereto shall be permitted to make any claim or commence any Action seeking monetary damages against any other party hereto in connection with or arising out of this Agreement or the Transactions, provided that the foregoing shall be without prejudice to the right of any party to seek such monetary damages following such termination in accordance with, and subject to the limitations set forth in, this Agreement.

Section 9.17 Other Matters. Notwithstanding anything to the contrary contained in this Agreement or otherwise, there shall be no recovery pursuant to this Agreement by any party for any punitive, exemplary, consequential, incidental, treble, special, or other similar damages (other than those actually paid in connection with a third party claim) in any claim or proceeding by one party against another arising out of or relating to a breach or alleged breach of any representation, warranty, covenant, or agreement under this Agreement by the other party.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, all as of the date first written above.

SB/RH HOLDINGS, INC.

By:	/s/ Lisa Carstarphen
	Name:	Lisa Carstarphen
	Title:	Vice President

SPECTRUM BRANDS, INC.

By:	/s/ Kent J. Hussey
	Name:	Kent J. Hussey
	Title:	Chief Executive Officer

RUSSELL HOBBS, INC.

By:	/s/ Terry Polistina
	Name:	Terry Polistina
	Title:	Chief Executive Officer

GRILL MERGER CORP.

By:	/s/ Lisa Carstarphen
	Name:	Lisa Carstarphen
	Title:	Vice President

BATTERY MERGER CORP.

By:	/s/ Lisa Carstarphen
	Name:	Lisa Carstarphen
	Title:	Vice President

[Signature Page to Agreement and Plan of Merger]

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